                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                               AMDAHL CORPORATION
                                       AT

                              $12.00 NET PER SHARE
                                       BY

                          FUJITSU INTERNATIONAL, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                FUJITSU LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
            FRIDAY, SEPTEMBER 5, 1997, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT, WHEN ADDED TO THOSE SHARES HELD BY FUJITSU LIMITED (THE "PARENT") AS OF THE EXPIRATION OF THE OFFER, REPRESENTS AT LEAST 51% OF THE OUTSTANDING SHARES, (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE EXON-FLORIO ACT, AND (III) RECEIPT OF ANY REQUISITE APPROVALS OF THE EUROPEAN COMMISSION AND THE BANK OF JAPAN. THE OFFER ALSO IS SUBJECT TO THE OTHER TERMS AND CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE SECTIONS 10 AND 11.

    THE BOARD OF DIRECTORS OF AMDAHL CORPORATION (THE "COMPANY"), ACTING THROUGH THE MEMBERS OF THE BOARD WHO ARE INDEPENDENT OF THE PARENT AND FUJITSU INTERNATIONAL, INC. (THE "PURCHASER") AND WHO CONSTITUTE A MAJORITY OF THE DIRECTORS IN OFFICE, HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT DESCRIBED HEREIN AND UNANIMOUSLY DETERMINED THAT THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY'S STOCKHOLDERS (OTHER THAN THE PARENT AND ITS AFFILIATES) AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $.05 per share (the "Shares") of the Company should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents together with the certificates for such Shares to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or
(ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:
                                LEHMAN BROTHERS
                            ------------------------
August 5, 1997

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1
SPECIAL FACTORS.......................................................................    3
  Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations
     with the Company.................................................................    3
  Recommendation of the Company's Board of Directors; Fairness of the Offer and the
     Merger...........................................................................    9
  Opinion of Financial Advisor to the Disinterested Board.............................   10
  Report of Financial Advisor to the Parent...........................................   15
  Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the
     Purchaser for the Offer and the Merger...........................................   18
  Plans for the Company after the Offer and the Merger................................   19
  Interests of Certain Persons in the Offer and the Merger............................   19
  Beneficial Ownership of Shares......................................................   24
  The Merger Agreement................................................................   25
  Financing the Offer and the Merger..................................................   31
  Certain Effects of the Offer and the Merger.........................................   31
  Certain Federal Income Tax Consequences.............................................   32
  Dissenters' Rights..................................................................   33
THE TENDER OFFER......................................................................   35
  Section 1. Terms of the Offer.......................................................   35
  Section 2. Acceptance for Payment and Payment.......................................   36
  Section 3. Procedure for Tendering Shares...........................................   38
  Section 4. Withdrawal Rights........................................................   40
  Section 5. Price Range of Shares; Dividends.........................................   41
  Section 6. Effect of the Offer on the Market for the Shares.........................   42
  Section 7. Certain Information Concerning the Company...............................   42
  Section 8. Certain Information Concerning the Parent and the Purchaser..............   46
  Section 9. Dividends and Distributions..............................................   49
  Section 10. Certain Conditions to the Offer.........................................   50
  Section 11. Certain Legal Matters; Regulatory Approvals.............................   52
  Section 12. Fees and Expenses.......................................................   57
  Section 13. Miscellaneous...........................................................   57
SCHEDULE I    Information Concerning the Directors and Executive Officers of the Parent
              and the Purchaser
SCHEDULE II   Information Concerning the Directors and Executive Officers of the Company
EXHIBIT I     Opinion of Morgan Stanley & Co. Incorporated
EXHIBIT II    Financial Statements of the Company
EXHIBIT III   Agreement and Plan of Merger
EXHIBIT IV    Section 262 of the Delaware General Corporation Law

To the Holders of Common Stock of
AMDAHL CORPORATION:

                                  INTRODUCTION

     Fujitsu International, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Fujitsu Limited, a corporation organized under the laws of Japan (the "Parent"), hereby offers to purchase any and all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Amdahl Corporation, a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of Lehman Brothers Inc., as dealer manager (in such capacity, the "Dealer Manager"), The Bank of New York, as depositary (in such capacity, the "Depositary"), and MacKenzie Partners, Inc., as information agent (in such capacity, the "Information Agent"), incurred in connection with the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 30, 1997 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and as soon as practicable after the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly owned subsidiary of the Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (except for Shares held in the treasury of the Company or by any subsidiary thereof, Shares registered in the name of the Parent or the Purchaser, and Shares held by stockholders who shall have properly demanded and perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL")) will automatically be canceled and converted into the right to receive $12.00 in cash (or any higher per Share price paid for Shares pursuant to the Offer), net to the holder, without interest. See "SPECIAL FACTORS -- The Merger Agreement." The Offer, the Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein collectively as the "Transactions."

     THE BOARD OF DIRECTORS OF THE COMPANY, ACTING THROUGH THE MEMBERS OF THE BOARD WHO ARE INDEPENDENT OF THE PARENT AND THE PURCHASER AND WHO CONSTITUTE A MAJORITY OF THE DIRECTORS IN OFFICE (THE "DISINTERESTED BOARD"), HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY DETERMINED THAT THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY'S STOCKHOLDERS (OTHER THAN THE PARENT AND ITS AFFILIATES), AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER. SEE "SPECIAL FACTORS -- RECOMMENDATION OF THE COMPANY BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER."

     MORGAN STANLEY & CO. INCORPORATED ("MORGAN STANLEY"), FINANCIAL ADVISOR TO THE DISINTERESTED BOARD, HAS DELIVERED A WRITTEN OPINION TO THE DISINTERESTED BOARD, DATED JULY 30, 1997 (THE "MORGAN STANLEY OPINION"), TO THE EFFECT THAT, AS OF THAT DATE, THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN THE PARENT AND ITS AFFILIATES) PURSUANT TO THE MERGER AGREEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH HOLDERS. SEE "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR TO THE

DISINTERESTED BOARD." THE FULL TEXT OF THE MORGAN STANLEY OPINION IS ATTACHED HERETO AS EXHIBIT I. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF MORGAN STANLEY.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT, WHEN ADDED TO THOSE SHARES HELD BY THE PARENT AS OF THE EXPIRATION OF THE OFFER, REPRESENTS AT LEAST 51% OF THE OUTSTANDING SHARES (THE "MINIMUM CONDITION"), (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"), AND THE EXON-FLORIO AMENDMENTS TO THE OMNIBUS TRADE AND COMPETITION ACT OF 1988 AND THE 1992 BYRD-EXON AMENDMENTS TO THE DEFENSE PRODUCTION ACT (COLLECTIVELY, AS THE SAME MAY BE SUPPLEMENTED OR AMENDED, THE "EXON-FLORIO ACT"), AND (III) RECEIPT OF ANY REQUISITE APPROVALS OF THE EUROPEAN COMMISSION AND THE BANK OF JAPAN. THE OFFER ALSO IS SUBJECT TO THE OTHER TERMS AND CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE SECTIONS 10 AND 11.

     The purpose of the Offer is for the Parent and the Purchaser to acquire the entire equity interest in the Company. The Parent currently owns 51,811,664 Shares, which constitute approximately 42.14% of the outstanding Shares (based on the number of Shares outstanding at July 29, 1997, as advised by the Company). The Purchaser owns no Shares as of the date hereof. If necessary or desirable in connection with the Merger, the Parent may contribute or transfer to the Purchaser the record and/or beneficial ownership of some or all of its Shares.

     The obligation of each of the Parent, the Purchaser and the Company to consummate the Merger is subject to a number of conditions, including approval by the stockholders of the Company if such approval is required by applicable law. See "SPECIAL FACTORS -- The Merger Agreement" and Section 11. If the Purchaser acquires pursuant to the Offer such number of Shares that, when added to the Shares currently held by the Parent, constitutes a majority of the outstanding Shares, the Parent and the Purchaser will have sufficient voting power in any vote by the stockholders of the Company to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. If the Purchaser acquires pursuant to the Offer such number of Shares that, when added to the Shares currently held by the Parent, constitutes at least 90% of the outstanding Shares, the Parent and the Purchaser intend to cause the Merger to be approved and consummated without any action by, or any further prior notice to, the other stockholders of the Company, pursuant to the short-form merger provisions of the DGCL.

     The Company has advised the Purchaser that, as of July 29, 1997, (i) the number of Shares issued and outstanding was 122,957,555, plus such number of Shares (not to exceed 95,000 Shares) that may have been issued since July 24, 1997, pursuant to the Company's Employee Stock Purchase Plan (the "Company Stock Purchase Plan"), (ii) there were outstanding options (the "Options") to purchase an aggregate of 10,324,954 Shares held under the Company Option Plans (as defined herein) and (iii) 5,505,927 Shares were available for issuance under the Company's Stock Purchase Plan. As of July 29, 1997, all of the executive officers and directors of the Company as a group owned 698,724 Shares and held Options to purchase 1,810,698 Shares (whether or not vested). The Company has advised the Purchaser that, to the best of the Company's knowledge, and subject to applicable securities laws, all of the directors constituting the Disinterested Board and all of the executive officers of the Company presently intend to tender pursuant to the Offer all Shares owned by such persons. See "SPECIAL FACTORS -- Interest of Certain Persons in the Offer and the Merger." Accordingly, based on issued and outstanding Shares, including those held by executive officers and directors of the Company (as described above), and on outstanding options to purchase Shares that will vest prior to the Expiration Date (assuming the Offer expires on September 5, 1997 and assuming the exercise of those options with exercise prices less than $12.00), in each case as of July 29, 1997, the Minimum Condition will be satisfied if, in addition to the Shares held by the executive officers and directors of the Company, approximately 11,230,000 Shares are validly tendered in the Offer and not withdrawn.

     The Company has on the date of this Offer to Purchase filed with the Securities and Exchange Commission (the "SEC") a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders concurrently herewith. In addition, on the date hereof the Purchaser and the Parent have filed with the SEC a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), and the Parent, the Purchaser and the Company have filed with the SEC a Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). Such Schedules may be obtained as described in Section 13.

     The information contained in this Offer to Purchase concerning the Company, including, without limitation, information concerning the background of the Offer and the Merger, the deliberations, approvals and recommendation of the Company's Board of Directors, acting through the Disinterested Board, in connection with the Offer and the Merger, the opinion of the Disinterested Board's financial advisor and the Company's capital structure and projected and historical financial information, was supplied by the Company. The Purchaser and the Parent take no responsibility for the accuracy of such information.

     No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights in connection with the Merger, regardless of whether the Merger is consummated with or without a vote of the Company's stockholders. See "SPECIAL FACTORS -- Dissenters' Rights."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND MERGER; PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS WITH THE COMPANY

  Company Overview

     The Company competes in the highly cyclical and competitive computer industry, including the large-scale computer system and related storage products and services segment. This industry typically is characterized by rapid technological change, short product life cycles, frequent product enhancements and price reductions, and intense competition. In addition, in recent years the focus of structural design and customer demands for computer systems has migrated from centralized large-scale computing systems to distributed systems employing numerous smaller processors. As a result of these and other factors, in 1993 the Company began a restructuring of its worldwide operations to address the competitive conditions in the markets for large-scale computing systems. In 1995 and 1996 the Company acquired several computer services businesses to expand its services offerings.

     Although the restructuring and the acquisitions described above have made positive contributions to the Company's results of operations, the Company's overall financial health has deteriorated as it has suffered substantial cumulative losses during recent years. Net income fell from $75 million in fiscal 1994 to a net loss of $327 million in fiscal 1996. See Section 7.

  Relationship Between the Company and the Parent and its Subsidiaries

     The Parent has been a stockholder of the Company since 1972 and has owned a significant portion of the outstanding Shares since April 1984, when it purchased approximately 6,000,000 Shares in a single transaction. Since that time and from time to time, the Parent has purchased additional Shares for investment purposes. Currently the Parent holds 51,811,664 Shares, representing 42.14% of the outstanding Shares (based on the number of Shares outstanding on July 29, 1997, as advised by the Company).

     In addition to being a stockholder of the Company, the Parent is also a major supplier, manufacturer and developer of the Company's computer equipment components and products, has extended a loan to the Company and distributes certain of the Company's products. The Company also performs certain development activities on behalf of the Parent. Transactions occurring in connection with these relationships are described below.(1)

     Overview of the Company's Purchases from the Parent. The Company purchases from the Parent certain finished products and substantially all of its large-scale integrated semiconductor components and high-density printed circuit boards. The Company also purchased from the Parent certain subassemblies for previous models of computer systems. The Company's primary hardware products are manufactured by the Parent in accordance with the Company's specifications. Since January 1, 1994, total amounts paid by the Company to the Parent for computer products, subassemblies and components are:

                                                                      AMOUNT PAID
                                     YEAR                            (IN THOUSANDS)
            -------------------------------------------------------  --------------
            1997 (as of June 30, 1997).............................     $120,366
            1996...................................................     $160,092
            1995...................................................     $282,913
            1994...................................................     $218,925

     In addition to amounts paid, at June 30, 1997 the Company was committed to purchase computer products, subassemblies and components from the Parent totaling approximately $51,071,000 (the final price of such purchase is subject to adjustment if the U.S. dollar to Japanese yen exchange rate fluctuates outside of specified ranges).

     Overview of Sales of Equipment to the Parent. The Parent and its subsidiaries purchase from the Company Millennium processors and other computer hardware for distribution in Brazil, Japan, Malaysia and Spain pursuant to distribution agreements. Since January 1, 1994, total sales to the Parent and its subsidiaries for such products are:

                                                                      AMOUNT PAID
                                     YEAR                            (IN THOUSANDS)
            -------------------------------------------------------  --------------
            1997 (as of June 30, 1997).............................     $  6,854
            1996...................................................     $ 23,325
            1995...................................................     $ 37,290
            1994...................................................     $ 38,682

     Large-Scale Processors. Pursuant to a memorandum of understanding, dated December 9, 1993, the Company and the Parent cooperate in the development of the Company's next generation of IBM System/390 compatible processor (i.e., the Millennium processor). Under the memorandum of understanding, the Parent has primary responsibility for the design and manufacture of these systems. The memorandum of understanding does not specify fixed payment amounts, but does provide a preliminary pricing structure for purchases by the Company of equipment developed under the memorandum of understanding. The parties entered into a related agreement, dated February 17, 1997, pursuant to which the Parent agreed to subcontract a portion of

---------------

  1Financial information with respect to transactions between the Parent and the Company is taken from the Company's financial records. Due to differences in currency conversion rates, the timing of payments and receipts by the payor and the recipient, and other differences arising from differences in U.S. and Japanese Generally Acceptable Accounting Principles ("GAAP") (see Section 8 for a description of the differences between U.S. and Japanese GAAP), the amounts appearing in the Parent's financial records regarding transactions between the Parent and the Company will not necessarily be the same as corresponding transaction amounts appearing in the Company's financial records. In the opinion of the Parent, the aggregate amounts which are reflected in the Company's financial records and those that would be reflected in the Parent's financial records if maintained under the same accounting principles, including U.S. GAAP, would not materially differ.

the Parent's development responsibilities to the Company. In consideration of such subcontracted work, the Parent has paid the Company an aggregate of $6,371,000 through June 30, 1997. An additional $11,819,000 is scheduled to be paid under this agreement, subject to the delivery of certain deliverables.

     Pursuant to an agreement dated September 27, 1996, the Parent paid the Company $2,000,000 for the right to directly sell to customers in Japan up to a specified number of units of the Millennium processors made by the Parent in Japan. The Parent also agreed to a per unit royalty for sales in excess of the specified number of units. In return, the Company clarified its intention not to appoint anyone other than the Parent as a distributor of the Millennium products in Japan.

     Storage Products. Pursuant to an agreement dated January 26, 1995, the Parent and the Company agreed to jointly develop a next generation file subsystem storage product to be sold under the product name "Spectris" in certain of the Company's markets and "F6493" in certain of the Parent's markets. The Parent bore all key development responsibilities under the agreement, which initially did not provide for any monetary payments by either party. Pursuant to an amendment dated March 12, 1996, the Parent agreed to reimburse the Company up to $24,000,000 in 1996 for certain specific engineering development activities performed by the Company due to unanticipated engineering and other technical difficulties experienced in product development. In 1996 and the first quarter of 1997, the Parent paid an aggregate of $24,000,000 to the Company pursuant to this agreement, as amended. The parties entered into a second amendment, dated January 8, 1997, which reallocated certain development responsibilities among themselves. In connection with such reallocation on January 8, 1997, the parties entered into an agreement subcontracting a portion of the Parent's responsibilities to the Company, in consideration for which the Parent has paid the Company an aggregate of $2,532,000 through June 30, 1997. An additional $7,596,000 is scheduled to be paid to the Company in 1997, subject to the delivery of certain deliverables.

     In 1996, the Parent and the Company agreed to develop of an enhanced version of the Spectris storage product. On March 28, 1997, the Parent agreed to compensate the Company as a result of changes to development schedules requested by the Parent with respect to the development of such products. As of June 30, 1997, a total of $12,200,000 has been paid to the Company under such agreement. Under a similar agreement, dated June 27, 1997, the Parent agreed to pay an additional $6,000,000 in 1997.

     Pursuant to a license agreement, dated March 21, 1997, in consideration of the Parent's payment of $4,700,000, the Company granted the Parent a license for certain storage system software for use in conjunction with the Parent's proprietary operating system.

     Software Diagnostic Tools. Pursuant to two license agreements, dated December 20, 1995, the Parent agreed to pay the Company one-time fee of $14,800,000 in the aggregate for the right and license to use certain software diagnostic tools developed by the Company. The licenses granted to the Parent were non-exclusive except with respect to Japan, where no one other than the Company and the Parent has the right to use such tools.

     Loan Agreement. On January 27, 1994, the Company entered into an agreement (the "Loan Agreement") with the Parent under which the Parent agreed to lend the Company an aggregate amount not to exceed $100,000,000. Amounts owed to the Parent under the Loan Agreement are subordinate to certain other indebtedness of the Company. Amounts outstanding under the Loan Agreement bear interest at a rate equal to the applicable London Interbank Offered Rate plus 1.25%. Although the loan was to be repaid by January 28, 1997, the Company renegotiated the terms of the Loan Agreement to extend the repayment date to January 28, 1998. The amendment also reduced the Parent's loan commitment to the outstanding principal amount of $80,000,000, none of which can be prepaid. As of June 30, 1997, the aggregate principal amount outstanding under the Loan Agreement was $80,000,000. The Company's interest expense associated with the loan was $2,796,000 in 1997 (as of June 30, 1997), $5,680,000 in 1996, $5,745,000 in 1995
and $4,238,000 in 1994.

     Other Agreements and Relationships. The Company and the Parent are parties to an agreement, dated March 4, 1982, and amended on April 3, 1984 (such amendment hereinafter the "1984 Letter Agreement") (the full text of such agreement and amendment have been filed as exhibits to the Schedule 14D-1), that provides for the modification of certain licensing agreements between the Company and the Parent upon the occurrence of any one of a number of triggering events. One such triggering event is the issuance by the Company of additional Shares or securities convertible into Shares to persons other than the Parent, unless the Company offers the Parent the opportunity to purchase such portion of the proposed issuance as is proportionate to the Parent's ownership of Shares prior to the proposed issuance. The Parent's limited right of proportionate participation does not extend to issues of stock with certain limited voting rights nor is the Parent entitled by virtue of the agreement to purchase more than 49.5% of any proposed new issuance.

     Pursuant to the 1984 Letter Agreement, the Parent and its majority-owned subsidiaries were restricted from acquiring more than 49.5% of the outstanding capital stock of the Company (calculated on a fully diluted basis). This standstill agreement was in effect during the ten year period commencing in April, 1984, and, therefore, no longer restricted the Parent's ability to acquire capital stock of the Company after April, 1994.

     The Company and the Parent are parties to a more recent standstill agreement, dated July 9, 1997, that, among other things, restricts the Parent's ability to acquire securities of the Company. This agreement is more fully described in the subsection below entitled "Background and Negotiations relating to the Offer and the Merger."

     Other Relationships. As of January 1, 1994, three nominees of the Parent, Keizo Fukagawa, Takamitsu Tsuchimoto and Kazuto Kojima were serving as directors of the Company. On August 1, 1996, Mr. Tsuchimoto resigned from the Board and was replaced by Takeshi Maruyama, and on November 1, 1996, Mr. Fukagawa resigned from the Board and was replaced by Takashi Takaya. As described below, on June 29, 1997, each of Messrs. Maruyama, Kojima and Takaya resigned from the Board of Directors of the Company. In addition, George R. Packard, Ph.D and Mr. J. Sidney Webb were initially proposed as a director by the Parent in 1984 and 1987 respectively, and have served continuously since their election. Dr. Packard and Mr. Webb serve as consultants or are otherwise affiliated with the Parent or its subsidiaries and received pursuant to consulting agreements the following annual retainer fees in each of 1994, 1995 and 1996: Dr. Packard -- between $60,000 and $70,000 per year during such years; Mr. Webb -- $40,000 for each such years.

Background and Negotiations relating to the Offer and the Merger

     In the fourth quarter of 1996, the Company's management concluded that the declining prices and gross margins in the Company's products business would continue and that, based on the level of research and development spending incurred by the Company and competitive pressure on prices, it would be difficult for the Company to achieve adequate profitability and there were significant risks that the Company could experience losses in future fiscal periods. The Company's management commenced a review of the Company's products business, including the Company's strategy of marketing products supplied by the Parent, with a view to restoring such business to profitability.

     On November 6, 1996, Mr. John C. Lewis, Chairman of the Board, President and Chief Executive Officer of the Company, wrote a letter to the Parent's President regarding the Company's strategy for the future. In his letter, Mr. Lewis summarized management's analysis of the issues facing the profitability of the Company's products business, and proposed three options for the future direction of the Company and the restoration to profitability of the Company's products business: (i) resolve the issues relating to the profitability of the products business while preserving the close partnership between the Company and the Parent, with the Company remaining as an independent corporation; (ii) the acquisition by the Parent of all of the outstanding Shares; or (iii) a sale of all or part of the Company to a third party.

     On November 15, 1996, Mr. Lewis met with representatives of the Parent in California. The matters covered by Mr. Lewis's November 6 letter were discussed, and representatives of the Parent indicated that the Parent was not currently interested in discussing further the acquisition by the Parent of all of the outstanding Shares or a sale of all or part of the Company to a third party. It was agreed that the companies would focus on working together to resolve the issues facing the profitability of the Company's products business while preserving the then existing relationship between the companies.

     On November 21, 1996, representatives of the Company and the Parent met by videoconference to discuss issues related to the profitability of the Company's products business, including issues related to the pricing of products manufactured by the Parent for the Company and other related matters.

     During the first quarter of 1997, representatives of the Company and the Parent held several discussions concerning the profitability of the Company's products business and agreed to take a number of steps to address the continuing issues affecting the profitability of the Company's products business. In March 1997, the Parent agreed to reduce the prices charged to the Company for products manufactured by the Parent in response to competitive pressure on prices and to increase the amount that the Parent reimbursed the Company for certain specific engineering development activities performed by the Company due to unanticipated engineering and other technical difficulties experienced in product development. As described above, the Parent also agreed to compensate the Company as a result of changes to development schedules requested by the Parent for storage products currently being developed by the Parent for the Company under existing joint development programs. At the time of entering into such agreements, the Parent believed that the issues raised by Mr. Lewis in November 1996 had been sufficiently addressed.

     On March 14, 1997, Mr. Lewis met with representatives of the Parent in Japan. At this meeting they discussed the outlook for the Company's financial performance in the first quarter of 1997 and the current state of the business relationship between the two companies. Mr. Lewis raised again the option of a possible acquisition by the Parent of all of the outstanding Shares. The representatives of the Parent did not respond to this proposal.

     In March 1997, representatives of Morgan Stanley met with the Company's management to discuss options available to the Company to enhance stockholder value, including the feasibility of a spin-off or sale of either the Company's products business or its software and services business.

     From April 29 through May 1, 1997, representatives of the Company and the Parent met in Sunnyvale, California, in connection with the Company's annual meeting of stockholders. At the April 29 and May 1 meetings, the representatives discussed the pricing of products manufactured by the Parent for the Company and other issues related to the profitability of the Company's products businesses in the second quarter. On April 30, Mr. Lewis and Mr. Kojima acknowledged that the process of meeting to discuss how to improve each quarter's profitability was only a short-term measure and discussed long-term strategic approaches to restoring the Company's products business to profitability. Mr. Lewis suggested that the Parent consider assuming full financial responsibility for developing products, or acquiring all of the outstanding Shares. Mr. Kojima indicated that the Parent would consider the possibility of an acquisition of all of the outstanding Shares.

     At the meeting of the Company's Board of Directors held on May 1, 1997, Mr. Lewis noted the continued deterioration of the Company's financial situation and the competitive conditions in the markets for large-scale computing systems, and expressed the belief that the Company should consider a significant transaction to strengthen its financial and competitive position. Mr. Lewis proposed that the Company could either (i) continue its current efforts to become profitable and grow its business, (ii) engage in discussions with the Parent to acquire all of the outstanding Shares, (iii) attempt to sell all or a part of the Company's business to a third party, or (iv) spin-off one or more of the Company's principal lines of business to its stockholders. Mr. Lewis asked the representatives of the Parent on the Company's Board of Directors to ask the Parent to consider these options in light of the Company's financial situation and competitive conditions noted by Mr. Lewis at that meeting.

     Following the May 1, 1997 meeting of the Company's Board of Directors, the Parent commenced an internal review of the alternative transactions proposed by Mr. Lewis at such meeting. On June 5, 1997, Mr. Kojima and other employees of the Parent met with Mr. Lewis to discuss the alternative transactions proposed by Mr. Lewis.

     Commencing on June 6 and throughout June 1997, representatives of the Company and the Parent held continued discussions regarding the profitability of the Company's product business for the second quarter. The Parent and the Company discussed a number of issues related to the Parent's reimbursement to the

Company for certain specific engineering development activities performed by the Company. However, no new agreements were reached and no amounts were paid or credited to the Company by the Parent with respect to these issues in the second quarter of 1997 in excess of those required by the existing arrangements described above. The Parent and the Company also discussed potential payments from the Parent to the Company as a result of changes to development schedules requested by the Parent in the second quarter for storage products being developed by the Parent for the Company under existing joint development programs. The parties entered into the June 27, 1997 agreement described above pursuant to which the Parent agreed to pay the Company additional compensation for such changes to the development schedules.

     To facilitate the Parent's consideration of a potential transaction with the Company (a "Potential Transaction"), the Parent determined that it was necessary to cause its own employees who were directors of the Company to resign from the Company's Board of Directors. On June 18, 1997, Mr. Kojima, a director of the Company, telephoned Mr. Lewis to discuss such potential resignations. On June 29, 1997, Messrs. Maruyama, Kojima and Takaya, each an employee of the Parent, resigned from the Board of Directors of the Company.

     On June 30, 1997, Mr. Lewis convened a meeting of the remaining members of the Company's Board of Directors. Mr. Lewis informed the directors that he believed that the Parent would make a proposal to acquire all of the outstanding Shares. Because Dr. Packard and Mr. Webb had from time to time received consulting fees from entities affiliated with the Parent, they recused themselves from all further discussions of the Board regarding a Potential Transaction between the Company and the Parent. It was discussed and agreed that because the five remaining directors, Messrs. Lewis, Hallman, Heizer, Malkiel and Reinhold, were each independent of the Parent and collectively constituted a majority of the directors then in office, such remaining five directors would constitute the "Disinterested Board" and act in the matter if an offer were made by the Parent. At the June 30, 1997 meeting, the Disinterested Board considered its options, including the retention of independent financial and legal advisors, and resolved to retain Morgan Stanley to act as its financial adviser, and Brobeck Phleger & Harrison LLP ("Brobeck") to act as its legal counsel in connection with a possible sale of the Company.

     On June 30, 1997, in connection with its consideration of a Potential Transaction, the Parent entered into a confidentiality agreement with the Company. Under such agreement, in connection with the Parent's consideration of a Potential Transaction, the Company agreed to provide the Parent with certain information concerning the business, financial condition, operations, assets and liabilities of the Company (the "Confidential Information"). The Parent agreed not to disclose any of the Confidential Information and to use such information solely for the purpose of evaluating a Potential Transaction with the Company.

     During the weeks of June 23 and 30, 1997, the Parent held discussions with Lehman Brothers Japan Inc. (collectively, with Lehman Brothers Inc., "Lehman Brothers") regarding the potential engagement of Lehman Brothers as financial advisor to the Parent in connection with a Potential Transaction. Pursuant to an engagement letter, dated June 30, 1997, the Parent engaged Lehman Brothers to act as its financial advisor in connection with a Potential Transaction.

     On July 2, 1997, representatives of the Parent, the Parent's legal counsel, Morrison & Foerster LLP ("Morrison"), Lehman Brothers, and the Parent's accountants met with representatives of the Company, Brobeck, Morgan Stanley, and the Company's accountants in San Francisco, California, to discuss the timetable for a Potential Transaction, including the due diligence procedures to be conducted in the event the Parent determined that it would instruct its financial, legal and accounting advisors to conduct due diligence with respect to the Company's business and operations.

     From July 7 through July 18, 1997, the Parent's financial, legal and accounting advisors performed their primary due diligence investigations of the Company by reviewing legal documents, accounting work papers and records, financial information and other information related to the Company. Such documents, records and information were provided in writing or orally by representatives of the Company. On July 9 and 10, 1997, the financial and accounting advisors of both the Parent and the Company met with the senior management of the Company to discuss the outlook for each segment of the Company's business. Additional due diligence by the Parent's financial, legal and accounting advisors continued through July 30, 1997.

     At a telephonic meeting of the Disinterested Board held on July 8, 1997, Morgan Stanley was asked to perform an analysis of the value of the Company and its constituent businesses, including the values to stockholders that could be achieved by spinning-off either the products business or the software and services business, and to analyze the feasibility of such alternatives.

     On July 9, 1997 the Company and the Parent entered into a letter agreement (the "Standstill Agreement") pursuant to which the Parent agreed, for a period ending on the earlier of July 9, 1998 or the occurrence of one of a set of "Significant Events" (as defined therein), not to (i) acquire, or to offer or agree to acquire, directly or indirectly, voting securities, rights in respect thereof or assets of the Company or any division or subsidiary, (ii) participate in any solicitation of proxies from the Company's stockholders, (iii) publicly announce or offer to enter into any extraordinary transactions involving the Company or any of its securities or assets, (iv) form or participate in a "group" as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (v) request the Company or any of its representatives to waive or amend any of the foregoing restrictions, without the Company's or the Company's Board of Directors' prior written consent. The Company requested this Standstill Agreement in order to be able to negotiate with the Parent without concern that the Parent might proceed to acquire additional shares of the Company without the consent of the Company.

     On July 11, 1997, representatives of Morgan Stanley contacted representatives of Lehman Brothers to inquire whether the Parent was interested in selling its ownership interest in the Company to a third party. On July 14, 1997, after consultation with the Parent, representatives of Lehman Brothers responded that the Parent was not interested in selling its ownership interest in the Company to a third party.

     On July 14, 1997, a draft of the Merger Agreement was delivered to the Company for its review. From July 16, 1997 through July 30, the Parent and the Company, acting through their respective counsel, Morrison and Brobeck, negotiated the terms of the Merger Agreement. Initially the Parent proposed certain provisions be included in the Merger Agreement, that, if included, would have conditioned the Parent's obligations to consummate the Merger on the tendering in the Offer of a sufficient number of Shares to allow the Purchaser to avail itself of the short-form merger procedures of the DGCL for 90%-owned subsidiaries. See "-- Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the Purchaser for the Offer and the Merger." The Parent also requested that the agreement include certain restrictions on the Company's ability to enter into discussions with other parties concerning an acquisition of the Company. These positions were continuously rejected by the Company and ultimately the Parent agreed to lessen the Minimum Condition from 90% to 51% and to withdraw its demands for such restrictions.

     At a meeting of the Disinterested Board held on July 15, 1997, Morgan Stanley reported their preliminary estimates of valuation based on the analysis that Morgan Stanley was asked on July 8, 1997 to perform. Morgan Stanley at that time noted that it was unlikely that a spin-off of either the products business or the software and services business, could be effected on a tax-free basis, nor could any such spin-off be effected without the support of the Parent. In addition, Morgan Stanley noted that the value of the products business depended on assumptions concerning new or additional financial responsibilities and contractual agreements that might be undertaken by the Parent and that the value of the software and services business was adversely impacted by its recent unprofitability.

     On July 25, 1997, in Tokyo, Japan (July 24, 1997, New York City time), Lehman Brothers made a presentation to certain officers and employees of the Parent which analyzed the potential value of the Company based on Lehman Brothers' due diligence activities, including a review of the Company's past and projected financial performance.

     By a letter dated July 25, 1997 (the "Proposal Letter"), the Parent informed the Company's board of directors that the Parent was willing to start negotiations with the Board concerning a possible acquisition by the Parent of the remaining equity interest in the Company not already owned by the Parent at a per Share price of $10.57. The Parent indicated in the letter that its ability to proceed with the acquisition would be subject to several conditions, including the execution of a definitive merger agreement on mutually agreeable terms, the approval of the acquisition by the Disinterested Board and the receipt of all required government approvals.

     At a telephonic meeting of the Disinterested Board held on the afternoon of July 25, 1997, the Disinterested Board discussed the Parent's proposal. The Disinterested Board discussed alternatives reasonably available to the Company with the Company's management and Brobeck and Morgan Stanley. Following such meeting, a representative of Morgan Stanley, acting on the instructions of the Disinterested Board, notified a representative of Lehman Brothers that the Disinterested Board regarded the Parent's offer as inadequate. Mr. Lewis also informed Mr. Kojima that the Disinterested Board regarded the Parent's offer as inadequate, but that the Company was willing to meet with the Parent and its advisors on July 28 to discuss a Potential Transaction based upon a higher price.

     On July 27, 1997, representatives of the Parent traveled to San Francisco, California intending to discuss the Potential Transaction with representatives of the Company. Discussions between the parties, their legal counsel and financial advisors commenced on the morning of July 28, 1997, and continued until a definitive agreement with respect to the Potential Transaction was reached on July 30, 1997.

     On the morning of July 28, 1997, representatives of the Parent, Lehman Brothers, and Morrison met with representatives of the Company, Morgan Stanley, and Brobeck in San Francisco, California, to negotiate the terms of a Potential Transaction. During that meeting, Morgan Stanley presented its financial justification for a higher valuation and indicated that the Company was considering an alternative transaction involving a spin-off of its products business to its stockholders. Representatives of Lehman Brothers expressed the Parent's viewpoint that such a sale or spin-off would not be feasible because of duplication of existing administrative costs, interdependencies that exist between the Company's products business and services and software business, and the industry trend to integrate rather than separate products operations and services and software operations. Immediately following such meeting, representatives of Morgan Stanley and representatives of Lehman Brothers met with each other to further discuss the terms of a Potential Transaction between the Parent and the Company. At such meetings, management and the representatives of Morgan Stanley indicated that the Parent needed to propose a higher price for the Disinterested Board to consider at its meeting scheduled for that evening.

     Mr. Kojima telephoned Mr. Lewis on the afternoon of July 28, 1997, and indicated that the Parent would be willing to increase its purchase price to $11.50 per Share. As previously communicated through each parties' financial advisors, Mr. Kojima confirmed to Mr. Lewis that the Parent did not intend to sell its Shares to a third party. Mr. Kojima also stated that the Parent was not currently willing to support an alternative transaction involving a spin-off or sale of one or more of the Company's principal lines of business, for the reasons previously communicated by Lehman Brothers, and that it may be inappropriate to assume that the Parent would increase or continue to provide payments through new or additional short-term agreements in excess of amounts the Parent is obligated to provide under existing contracts.

     At a telephonic meeting of the Disinterested Board held on the evening of July 28, 1997, the Disinterested Board discussed the Parent's revised proposal. Morgan Stanley advised the Disinterested Board that, based on its discussions with representatives of Lehman Brothers, Morgan Stanley believed that it was unlikely that the Parent would pay more than $12.00 per Share.

     On the morning of July 29, 1997, Mr. Lewis and Mr. Kojima met in San Jose, California. Concurrently, the legal and financial advisors of the Company and the Parent discussed the Potential Transaction. As a result of these discussions, Mr. Kojima telephoned Mr. Lewis in the afternoon and advised Mr. Lewis that the Parent was willing to increase the purchase price to $12.00 per Share (which represented a $2.20 (22.4%), $2.50 (26.3%), and $2.67 (28.6%)
premium above the average closing market prices for the 30-, 60-, and 90-trading days, respectively, preceding July 30, 1997) and that such offer was the Parent's highest and final offer. Mr. Kojima also stated to Mr. Lewis that he believed that it was of utmost importance to both parties to complete negotiations and announce a transaction before the Shares began trading on the American Stock Exchange (the "AMEX") on July 30, 1997.

     At a telephonic meeting of the Disinterested Board held on the evening of July 29, 1997, the Disinterested Board discussed the Parent's revised proposal. The Disinterested Board agreed to reconvene the next day, at which time a definitive Merger Agreement would be reviewed and an oral opinion from Morgan Stanley would be presented as to the fairness to the Company's stockholders (other than the Parent and its affiliates) from a financial point of view of the proposed consideration of $12.00 per Share to be received by the stockholders pursuant to the Offer and the Merger.

     On the evening of July 29, 1997, and the morning of July 30, 1997, representatives of the Company, and Brobeck met in San Francisco, California, to finalize the Merger Agreement with representatives of the Parent and Morrison. The Company asked the AMEX and the London Stock Exchange ("LSE") to suspend trading in the Shares on the morning of July 30, 1997, pending an announcement by the Company.

     At a telephonic meeting of the Disinterested Board held at 6 a.m. (California time) on July 30, 1997, Morgan Stanley reviewed in detail its financial analysis of the proposed Offer and Merger. At the conclusion of its presentation, Morgan Stanley delivered to the Disinterested Board its oral opinion (which was subsequently confirmed in writing) to the effect that the proposed consideration to be received by the Company's stockholders (other than the Parent and its affiliates) in the Offer and the Merger is fair from a financial point of view to the stockholders (other than the Parent and its affiliates). The Disinterested Board also reviewed the draft of the Merger Agreement that had been distributed to them by facsimile. The Disinterested Board heard a legal presentation by a representative of Brobeck with respect to its members' fiduciary duties and the terms of the proposed Offer and Merger. The Disinterested Board discussed the terms of the Merger Agreement and requested certain changes, which were subsequently agreed to by the Parent. Based on such discussions, presentations and opinion, the Disinterested Board unanimously (i) approved the Offer, the Merger and the Merger Agreement, in substantially the form presented to the Disinterested Board, and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than the Parent and its affiliates) and
(iii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     On July 30, 1997 (New York time), at a special meeting of the Board of Directors of the Parent held in Tokyo, Japan, the Board of Directors of the Parent approved the Merger Agreement and the Transactions. On July 30, 1997, the Board of Directors of the Purchaser approved, by unanimous written consent of such directors, the Merger Agreement and the Transactions.

     On July 30, 1997, the Company, the Parent and the Purchaser finalized and executed the Merger Agreement and issued a joint press release announcing approval of the Merger Agreement.

     On August 5, 1997, Purchaser commenced the Offer.

     Certain Litigation. Shortly after the July 30, 1997 public announcement that the Parent proposed to acquire those Shares of the Company that it did not already own, several putative class actions were filed in various courts challenging the fairness of the proposed transaction to Company stockholders. See Section 11.

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

  The Company

     The Company's Board of Directors, acting through the members of the Board who are independent of the Parent and the Purchaser and who constitute a majority of the directors in office (referred to herein as the "Disinterested Board"), has unanimously approved the Offer, the Merger and the Merger Agreement and unanimously determined that the Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company and its stockholders (other than the Parent and its affiliates), and unanimously recommends that all stockholders of the Company accept the Offer and tender their shares to the Purchaser. See "-- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company." In reaching such conclusions, the Company Board of Directors, acting through the Disinterested Board, considered a number of factors, including, without limitation, the following:

          1. The declining prices and gross margins in the Company's products business, and the view of the Company's management that such business, as currently structured with responsibility for product development divided between the Parent and the Company, would make it difficult for the Company to achieve adequate profitability and included significant risks that the Company could experience losses in future fiscal periods. In this connection, the Disinterested Board considered the financial payments provided by the Parent since the fourth quarter of 1996, as well as indications by representatives of the Parent that it may be inappropriate to assume that the Parent would increase or continue to provide payments through new or additional short-term agreements in excess of amounts the Parent is obligated to provide under existing contracts.

          2. Various uncertainties associated with the Company's prospects and long-term viability as an independent company in light of the deterioration of the Company's overall financial health in recent years, as evidenced by six consecutive fiscal quarters of net losses, and the adverse effect of such uncertainties on the Company's customer relationships and on the Company's ability to attract and retain key employees.

          3. The Parent's statements that it did not intend to sell its Shares to a third party.

          4. The fact that the $12.00 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a premium of 19.3% over the closing market price of $10.06 on July 24, 1997, the last full trading day prior to the date that the Parent delivered the Proposal Letter to the Board of Directors, and premiums of 22.4%, 26.3% and 28.6% over the average closing market prices for the 30-, 60- and 90-trading days, respectively, prior to July 30, 1997, and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

          5. The financial and other terms and conditions of the Offer and the Merger Agreement.

          6. The fact that the Merger Agreement contains no restrictions on the Company entering into discussions with any other party concerning an acquisition of the Company, and allows the Company to terminate the Agreement under certain circumstances to accept a more desirable transaction without paying any breakup or other amounts. Thus, if a better offer were made for the Company, the Board would be free to withdraw its recommendation of the Offer and recommend such better offer.

          7. A review of possible values realizable by the Company's stockholders through a possible spin-off or sale of one or more of the Company's principal lines of business, and management's conclusion that, given the current state of the Company's principal lines of business, such alternative transaction would not currently be practicable, particularly in light of the Parent's indication that it is not currently willing to support a spin-off or sale of one or more of the Company's principal lines of business.

          8. The opinion of Morgan Stanley, dated July 30, 1997, that, as of such date, the proposed consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair to such stockholders (other than the Parent and its affiliates) from a financial point of view. A copy of Morgan Stanley's written opinion is attached to this Offer to Purchase as Exhibit I and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Morgan Stanley. In connection with delivering its opinion, Morgan Stanley made a presentation to the Disinterested Board at its meeting on July 30, 1997, as to various financial and other matters underlying such opinion. See "-- Opinion of Financial Advisor to Disinterested Board."

          9. The likelihood that the proposed Merger would be consummated, including the fact that the Offer and the Merger would not be subject to any financing condition and that the Parent has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause the Purchaser to fully perform all of the Purchaser's obligations under the Merger Agreement.

          10. The arm's-length negotiations between representatives of the Disinterested Board and the Parent leading to the belief of the Disinterested Board that $12.00 per Share represented the highest price reasonably available to the Company given the facts and circumstances described above.

     In view of the wide variety of factors considered by the Disinterested Board, they did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Disinterested Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

     Having considered all the foregoing, and other relevant factors, the Board of Directors, acting through the Disinterested Board, concluded that the Offer and the Merger, taken together, was the best available alternative for the Company, its stockholders and other constituencies and was fair to and in the best interests of the Company's stockholders (other than Parent and its affiliates).

  The Parent and the Purchaser

     Neither the Parent nor the Purchaser participated in the Disinterested Board's evaluation of the fairness of the Offer and the Merger.

     The Parent and the Purchaser believe that the consideration to be received by the stockholders of the Company (other than the Parent and the Purchaser), pursuant to the Offer and the Merger, is fair to such stockholders. The Parent and the Purchaser base their belief on the following factors: (i) the Company's Board of Directors, in reviewing the fairness of the Offer and the Merger, acted through the members of the Company's Board of Directors who are independent of the Parent, which directors constitute a majority of the members of the Board of Directors of the Company in office (referred to herein as the Disinterested Board); (ii) the Disinterested Board retained and was advised by independent legal and financial advisors, and the receipt by the Disinterested Board of the Morgan Stanley Opinion to the effect that the consideration to be received by stockholders of the Company (other than the Parent and its affiliates) pursuant to the Merger Agreement was as of the date of such opinion fair to such stockholders from a financial point of view; (iii) the Disinterested Board determined that the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the stockholders of the Company (other than the Parent and its affiliates), approved the Merger Agreement and the Transactions and recommended that the stockholders of the Company accept the Offer and approve the Merger; (iv) the parties' awareness that, pursuant to the Standstill Agreement, the Parent generally would be unable to acquire any additional Shares prior to July 9, 1998 (assuming no earlier occurrence of a "Significant Event," as defined in the Standstill Agreement), other than with the consent of the Company or the Board of Directors of the Company; (v) the $12.00 per Share price to be paid in the Offer and the Merger and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives and independent advisors of the Disinterested Board, on the one hand, and the Parent, on the other (see "-- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company"); (vi) the consideration to be paid in the Offer and the Merger represents a premium over the reported closing price for the Shares on July 24, 1997 (the date prior to the date of delivery of the Proposal Letter); and (vii) the historical financial performance of the Company and its financial results, which include substantial net losses. The Parent and the Purchaser have reviewed the factors considered by the Disinterested Board in support of their decisions, as described on the Schedule 14D-9 and above, and have no basis to question their consideration of or reliance on such factors. In reaching their conclusions, the Parent and the Purchaser also considered generally the current and historical market prices for the Shares.

     Neither the Parent nor the Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusions as to fairness.

OPINION OF FINANCIAL ADVISOR TO THE DISINTERESTED BOARD

     On July 1, 1997, the Disinterested Board retained Morgan Stanley to act as its financial advisor in connection with its evaluation of the Potential Transaction (or such other offers as may be received) and the other alternatives available to the Company.

     At the July 30, 1997 meeting of the Disinterested Board, Morgan Stanley delivered its oral opinion to the Disinterested Board that, as of such date and subject to the various considerations set forth in its opinion, the consideration to be received by the holders of Shares (other than the Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. Morgan Stanley subsequently delivered to the Disinterested Board the Morgan Stanley Opinion dated July 30, 1997 confirming its oral opinion.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND REVIEW UNDERTAKEN BY MORGAN STANLEY, IS ATTACHED HERETO AS EXHIBIT I AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN THE PARENT AND ITS AFFILIATES) PURSUANT TO THE MERGER AGREEMENT, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION AS TO WHETHER ANY HOLDER OF SHARES SHOULD ACCEPT THE OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER, IF ANY VOTE IS REQUIRED. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other business and financial information of the Company; (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iii) reviewed certain financial forecasts prepared by the management of the Company; (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company; (v) reviewed the reported prices and trading activity for the Shares; (vi) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) considered the financial payments, through short-term agreements and funding of certain expenses, provided by the Parent in recent quarters in excess of amounts the Parent is obligated to provide under existing contracts, and concluded, based on information provided to Morgan Stanley by senior executives of the Company and representatives of the Parent, that the assumption that such payments will continue or increase may not be appropriate; (ix) participated in discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors; (x) reviewed the Merger Agreement and certain related documents; and
(xi) considered such other factors as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of the Morgan Stanley Opinion. In addition, Morgan Stanley assumed that the financial forecasts provided to it by the management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. The Morgan Stanley Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Morgan Stanley Opinion.

     The Morgan Stanley Opinion notes Morgan Stanley's understanding, based on information provided to it by senior executives of the Company and representatives of the Parent, that the Parent does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, will it support the spin-off or sale of one or more of the Company's principal lines of business. Accordingly, in arriving at the Morgan Stanley Opinion, Morgan Stanley did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did Morgan Stanley receive any indication of interest in such an acquisition from any party other than the Parent.

     The following is a brief summary of material analyses performed by Morgan Stanley and reviewed with the Board of Directors of the Company on July 30, 1997 in connection with the preparation of the Morgan Stanley Opinion and with its oral presentation to the Board of Directors of the Company on such date:

     Common Stock Performance. Morgan Stanley's analysis of the performance of the Company's common stock, par value $.05 per Share (the "Common Stock") consisted of a historical analysis of closing prices and trading volumes from January 1, 1994 through July 29, 1997 (the last full day of trading prior to the date of the Morgan Stanley Opinion) and a comparison of such performance to the indexed price performance of (i) the Standard & Poor's industrial average of 500 stocks (the "S&P 500"); and (ii) a composite of the following computer companies: IBM, Hewlett-Packard Company, Digital Equipment Corporation, NCR Corporation, Data General Corporation, Unisys Corp. and Sequent Computer Systems, Inc. (collectively, the "Hardware Index"). Morgan Stanley observed that over the periods from January 1, 1994 to July 29, 1997 and from January 1, 1996 to July 29, 1997, the Common Stock underperformed each of the S&P 500 and the Hardware Index. In the twelve months ended July 29, 1997, the Common Stock closed at a high of $14.00 per Share and a low of $8.125 per Share. Morgan Stanley noted that the Offer Price represented a premium of 1.6% over the closing price for the Common Stock on July 29, 1997, the last full day of trading prior to the public announcement of the Offer, a premium of 34.3% over the closing price for the Common Stock one month prior to the announcement of the Offer, and a premium of 39.1% over the closing price of the Common Stock three months prior to the announcement of the Offer.

     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of the Company with that of IBM, Hewlett-Packard Company, Digital Equipment Corporation, NCR Corporation, Data General Corporation, Unisys Corp. and Sequent Computer Systems, Inc. (the "Comparable Companies"), which are publicly traded computer hardware companies that Morgan Stanley considered comparable in certain respects with the Company. Morgan Stanley's analysis included, among other things, a review for each of the Company and the Comparable Companies of (i) their respective aggregate values (market value of equity plus net debt and preferred stock) expressed as a multiple of their respective latest 12 months ("LTM") sales and (ii) the closing price on July 29, 1997 of each companies' common stock expressed as a multiple of their respective estimated earnings per share ("EPS") for the calendar years 1997 and 1998 (based on Institutional Brokers Estimate System estimates as of July 29, 1997). Applying this analysis, Morgan Stanley derived a range of implied prices per Share of $4.17 to $5.21 and $6.91 to $15.20, based on ranges of multiples of 20.0 to 25.0 times the Company's internal 1997 EPS estimates and
13.0 to 17.0 times the Company's internal 1998 EPS estimates, respectively.

     No company utilized as comparison in the Comparable Company Analysis is identical to the Company. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general.

     Precedent Transaction Analysis. Using publicly available information, Morgan Stanley reviewed and analyzed certain recent precedent transactions in the computer hardware industry (the "Comparable Transactions") and certain recent precedent transactions in which affiliates acquired the outstanding equity interests in certain target companies in which they already owned an equity stake (the "Acquisitions by Minority Affiliates Transactions"), each as listed below, which, in Morgan Stanley's judgment, were deemed to be the most comparable to the Offer and the Merger for purposes of calculating valuation ranges for the Common Stock. The Comparable Transactions included Compaq Computer Corporation's pending acquisition of Tandem Computers, Inc., Gateway 2000 Inc.'s acquisition of Advanced Logic Research, Inc., Samsung Electronics' acquisition of all outstanding equity of AST Research, Inc., Silicon Graphics Inc.'s acquisition of Cray Research, Inc., and Hewlett-Packard Company's acquisition of Convex Computer Corporation. The Acquisitions by Minority Affiliates Transactions included Safeway Inc.'s acquisition of the remaining 65.5% interest in Vons Companies Inc., Hyundai Electronics' acquisition of the remaining 63.0% interest in Maxtor Corp., Intelligent Electronics Inc.'s acquisition of the remaining 71.8% interest in Future

Now Inc., AirTouch Communication Inc.'s acquisition of the remaining 60% of Cellular Communications, and Cadbury Schweppes PLC's acquisition of the remaining 77.3% interest in Dr. Pepper/7-Up Companies.

     Morgan Stanley reviewed the prices paid in the Comparable Transactions, including analysis of the aggregate value of such transactions expressed as multiples of publicly available estimates of both 1997 LTM sales and operating income and the equity value of such transactions expressed as multiples of publicly available estimates of one-year forward net income of the respective targets. Morgan Stanley also reviewed the prices paid in the Acquisitions by Minority Affiliates Transactions and the share price paid in such transactions expressed as a premium over the trading price of those shares both one month prior and one day prior to announcement. The aggregate value for the Comparable Transactions expressed (i) as a multiple of 1997 LTM sales ranged from a low of
0.33 times for Samsung Electronics' acquisition of AST Research to a high of
1.43 times for Compaq Computer's acquisition of Tandem Computers' and (ii) as a multiple of 1997 LTM operating income ranged from a low of 9.9 times for Gateway 2000's acquisition of Advanced Logic Research to a high of 22.2 times for Compaq Computers' acquisition of Tandem Computers. The equity value for the Comparable Transactions expressed as a multiple of one-year forward net income ranged from a low of 13.4 times for Gateway 2000's acquisition of Advanced Logic Research to a high of 23.5 times for Silicon Graphics' acquisition of Cray Research. For the Acquisitions by Minority Affiliates Transactions, the share price paid expressed as a premium over the respective trading prices of the acquired company (i) one month prior to the announcement ranged from 42.5% for Intelligent Electronics' acquisition of Future Now to 7.3% for AirTouch Communication Inc.'s acquisition of Cellular Communications and (ii) one day prior to the announcement ranged from 42.9% for Hyundai Electronics' acquisition of Maxtor Corp. to 7.4% for Air Touch Communications' acquisition of Cellular Communications. Applying this analysis, Morgan Stanley derived ranges of implied prices per Share of (a) $8.27 to $17.23 based on a multiple range of 0.50 to 1.20 times 1997 LTM sales; (b) $3.41 to $4.20 based on a range of 12.0 to 17.0 times 1997 LTM operating income;
(c) $4.81 to $8.51 based on a range of 13.0 to 23.0 times one-year forward net income; (d) $11.55 to $12.99 based on a premium range of 20.0% to 35% for trading price one month prior; and (e) $11.34 to $13.41 based on a premium range of 10.0% to 30.0% for the unaffected trading price one day prior.

     No transaction utilized in the precedent transaction analysis is identical to the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Discounted Equity Analysis. Morgan Stanley performed an analysis of the present value per Share of the Company's future trading price based on a range of multiples of EPS estimates for the Company for calendar years 1999 and 2000, using an illustrative range of multiples of EPS from 12.0 to 16.0 times and an illustrative discount rate range of 16.0% to 20.0% based on Morgan Stanley's estimate of the theoretical return required by stockholders of the Company. Morgan Stanley based its discounted equity analysis on a number of financial and operating factors, including, but not limited to: (i) the Company's historical financial performance for calendar years 1994, 1995, 1996 and the first quarter of 1997; (ii) the second quarter of 1997 preliminary financial earnings results provided to Morgan Stanley by the Company; (iii) a comparison of the Company's January 1997 annual budget and the reduced financial outlook for the remainder of the 1997 fiscal year; and (iv) the preliminary revised forecast provided in the management's July 3, 1997 forecast for the remainder of the 1997 fiscal year (including sales and margin targets).

     Based on the information described above, Morgan Stanley developed and analyzed a range of potential earnings estimates for calendar years 1999 and 2000, and calculated a range of potential present values per Share using an illustrative discount rate range of 16.0%-20.0% and forward price-to-earnings multiples of 12.0 to 16.0 times. Applying such estimates, Morgan Stanley calculated approximate ranges of implied values per Share of $2.19 to $15.46 for estimated 1999 EPS, and $3.44 to $14.24 for estimated 2000 EPS.

     Discounted Cash Flow Analysis. Morgan Stanley calculated ranges of implied equity value for the Company based upon the value discounted to the present of its projected five-year stream of unlevered cash flows plus a range of terminal values based upon a range of multiples of its projected net income for calendar year 2002, all based on various financial and operating scenarios prepared by the Company's management together with Morgan Stanley, less the net debt of the Company (net debt equals total debt less cash). The principal drivers in the return to profitability were assumed to be a combination of meaningful revenue growth and significant margin improvement. In conducting its analysis, Morgan Stanley made certain assumptions with regard to the Company's operations and working capital and applied discount rates reflecting a weighted average cost of capital ranging from 14.0% to 17.0% and terminal multiples ranging from 12.0 to
16.0 times for net income for fiscal year 2002. Based on this analysis, Morgan Stanley determined an implied equity value range for the Company of $9.57 to $12.53 per share.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portions of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Where appropriate, Morgan Stanley discounted comparable industry and/or company data to reflect the Company's current and projected operating performance in relation to that of the relevant industry or comparable company group. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of whether the consideration to be received by the holders of Common Stock (other than the Parent and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders, and were conducted in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

     As described above (see "-- Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger"), the Morgan Stanley Opinion and the information provided by Morgan Stanley to the Disinterested Board was one of a number of factors taken into consideration by the Company Board of Directors in making its determination to recommend approval of the Merger Agreement, including the Offer and the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Board of Directors or the view of management with respect to the value of the Company.

     The summary set forth above does not purport to be a complete description of Morgan Stanley's analyses. A copy of written materials distributed by Morgan Stanley to the Board of Directors on July 30, 1997 in connection with Morgan Stanley's analyses has been filed as an exhibit to the Schedule 13E-3. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his or her representative who has been so designated in writing, and may also be obtained in the manner described in
Section 13 (except that copies will not be available at regional offices of the SEC).

     The Disinterested Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities of the Company or the Parent. In the past Morgan Stanley and its affiliates have provided financial advisory and financing services to the Parent and its affiliates and have received fees for the rendering of these services.

     Pursuant to a letter agreement dated July 1, 1997, the Company has agreed to pay Morgan Stanley a transaction fee, payable upon consummation of the Merger, of approximately $4 million, which is based on the consideration to be received by the holders of Shares other than the Parent and the Purchaser. In the event the Merger is not consummated, the Company has agreed to pay Morgan Stanley an advisory fee, estimated to be between $150,000 and $250,000, which will reimburse Morgan Stanley for its time and efforts expended in connection with the Proposed Transaction. In addition, the Company agreed to reimburse Morgan Stanley for its expenses, including the fees and expenses of its counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

REPORT OF FINANCIAL ADVISOR TO THE PARENT

     The Parent retained Lehman Brothers on June 30, 1997 to provide certain investment banking advice and services in connection with a possible acquisition of the Shares not already owned by the Parent. On July 25, 1997, representatives of Lehman Brothers made a presentation (the "Lehman Report") in Tokyo, Japan to certain officers and employees of the Parent.

     No limitations were imposed by the Parent upon Lehman Brothers with respect to the investigations made or procedures followed by it in making its report with respect to the possible acquisition of the Shares not owned by the Parent. The Lehman Report was prepared exclusively for the use and benefit of the Parent's Board of Directors and was presented to two of its members in connection with their consideration of the contemplated acquisition of the Company and was not intended to be, and does not constitute, a recommendation to any public stockholder as to whether to accept the consideration to be offered to such stockholder in the Offer. Lehman Brothers was not requested to evaluate, and the Lehman Report does not in any manner address, the fairness of the transaction to the Parent or the public stockholders of the Company, or the Parent's underlying business decision to acquire the stock of the Company not owned by the Parent and enter into the Merger Agreement.

     In preparing the Lehman Report, Lehman Brothers reviewed and analyzed certain publicly available financial information concerning the Company and certain internal analyses and other information furnished to it by the Company. Lehman Brothers also held discussions regarding the Company's business and prospects with certain members of the senior management of the Company and certain of its representatives, including the Company's financial advisor, Morgan Stanley. In addition, Lehman Brothers: (i) reviewed the historical reported prices and trading information for the Company's common stock; (ii) compared certain financial information for the Company with similar information for certain companies whose securities are publicly traded that Lehman Brothers deemed relevant; (iii) compared certain stock market information and valuations for the Company with similar information for certain companies whose securities are publicly traded that Lehman Brothers deemed relevant; (iv) reviewed the financial terms (to the extent publicly available) of certain recent business combinations which it deemed comparable in whole or in part; and (v) performed such other studies and analyses and considered such other factors as Lehman Brothers deemed appropriate.

     In preparing the Lehman Report, Lehman Brothers assumed and relied upon the accuracy and completeness of the information provided by the Company and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts that would make the information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company supplied to Lehman Brothers by the management of the Company, upon advice of the Company, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of its analysis, Lehman Brothers also considered certain more conservative assumptions and estimates which resulted in significant adjustments to the projections of the Company. See "Base Case and Sensitivity Case Financial Projections" below. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in those analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In preparing the Lehman Report, Lehman Brothers did not conduct any physical inspection of the properties and facilities of the Company, and did not make nor obtain any evaluations or appraisals of the assets or liabilities of the Company. The Lehman Report was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Report.

     The following paragraphs summarize the material financial and comparative analyses performed by Lehman Brothers in connection with the Lehman Report.

     Base Case and Sensitivity Case Financial Projections. Lehman Brothers reviewed the financial projections of the Company which were provided by the Company for years 1997 to 1999 (the "Base Case") (see Section 8). The Company's management indicated that it believed its financial projections were achievable, but acknowledged that these projections were based on a number of assumptions including: (i) an optimistic overall rate of growth in the product segment of the business; (ii) modestly aggressive additional margin improvements in the services segment of the business; (iii) research and development payments for 1998 and 1999 from the Parent that are significantly higher than currently planned for 1997; and (iv) significant revenues and operating income from two of its business units, the prospects of which the Company's management acknowledged as uncertain. Lehman Brothers reviewed past financial projections for the years 1993 through 1996 and compared those projections to the actual results for those years and noted that Company has consistently failed to achieve those financial projections. The Company's management has acknowledged it has failed to meet its recent financial projections and has also stated that its current projections may be a challenge to achieve.

     Lehman Brothers adjusted a number of the Company's management assumptions for the years 1997 to 1999 and made assumptions which Lehman Brothers judged to be more achievable and then produced financial projections using those assumptions (the "Sensitivity Case"). The most significant differences between the Sensitivity Case analysis and the Base Case analysis were that the Sensitivity Case analysis assumed: (i) a lower growth rate with respect to the Company's traditional System/390-compatible product and service businesses; (ii) lower prospective margin improvements for the Company's DMR/Trecom business; and
(iii) lower growth and profitability of the software business. Lehman Brothers noted in the Lehman Brothers Report that there were other important valuation considerations that were not factored into the Sensitivity case including: (i) the cash flow effect of any negative outcome from the Company's ongoing tax audit by the United States Internal Revenue Service; (ii) the assumed level of future support given by the Parent to the Company; and (iii) any required cash injections into the Company's subsidiaries due to foreign statutory requirements.

     Preliminary Valuation Summary. Using the Base Case and Sensitivity Case financial projections, Lehman Brothers performed a number of analyses to determine a preliminary valuation for the Company. First, Lehman Brothers used three separate valuation methodologies: (i) a comparable company analysis that compared the historical and estimated 1997 and 1998 financial performance of certain publicly traded companies that it considered relevant with the historical and estimated 1997 and 1998 financial performance of the Company;
(ii) a discounted cash flow analysis, that estimated the potential net present value of future cash flows generated by the Company based on discount rates ranging from 13 to 15 percent and terminal values ranging from 12 to 14 times year 2002 projected net income; and (iii) a price/earnings ratio to growth analysis, that compared the price/earnings ratio of the Company to those of other relevant companies, after adjusting such ratios for the expected growth rate of each company. Using the results of these methodologies, Lehman Brothers estimated a range of public equity market trading values of $10.50 to $13.00 per Share for the Base Case and $9.00 to $11.50 per Share for the Sensitivity Case (assuming 132.886 million shares outstanding, including all dilutive share equivalents, and estimated cash proceeds of $78 million from the exercise of 10.214 million stock options).

     In order to estimate an appropriate acquisition value for the Company, Lehman Brothers performed several additional analyses, including (i) taking the public equity market trading values above and applying an approximate 20% control premium (based on comparable transactions), (ii) taking the Company's closing public market Share price of July 22, 1997 (the latest trading date before the Lehman Report was prepared), and applying premia ranging from 20% to 40%, and (iii) taking the Company's recent historical and estimated 1997 and 1998 financial performance and applying multiples derived from recent comparable transactions. Based on the results from these stock analyses, Lehman Brothers estimated that the acquisition value of the Company ranged from $12.00 to $15.00 per Share in the Base Case, and from $11.00 to $14.00 per Share in the Sensitivity Case.

     Additional Analyses. Lehman Brothers performed a purchase price ratio analysis and calculated multiples under various acquisition prices based on revenues, earnings before interest and taxes ("EBIT"), EBIT before depreciation and amortization ("EBITDA"), net income and book value, and compared these multiples with multiples from a number of recent transactions deemed relevant by Lehman Brothers. Lehman Brothers also performed a contribution analysis which indicated that, under the Base Case, any acquiror of the Company, applying U.S. GAAP, could incur earnings accretion up to $15.00 per Share and earnings dilution thereafter, before any synergies or contingencies. Under the Sensitivity Case, the analysis indicated that earnings dilution could occur at $12.00 per Share. Lehman Brothers also performed an internal rate of return analysis on the Base Case, that assumed a terminal value at the year 2002 based on a multiple of 13 times year 2002 projected net income, and which on a cash-on-cash basis implied returns in the range of 13.9% to 22.9% for purchase prices of $10.00 to $14.00 per Share. Under the Sensitivity Case the internal rates of return ranged from 2.5% to 10.5% for purchase prices of $10.00 to $14.00 per Share.

     The Lehman Report also noted several factors that might imply a significant difference between the price that the Parent may wish to pay for the stock of the Company it does not already own and the possible values previously indicated: (i) the Parent already owns 42.2% of the Company's stock, significantly reducing the rationale for paying a large strategic premium; (ii) the Company's recent discussions with equity research analysts may have led to an unjustified increase in the stock price; (iii) the level of future financial support from the Parent is uncertain; and (iv) equity analysts and the investing public may overvalue certain of the Company's business prospects.

     For informational purposes, the Lehman Report listed the premia paid in a number of recent acquisitions. The Lehman Report noted that while the premia paid varied significantly: (i) in transactions in which a significant minority shareholder purchased 100% of the remaining shares of a company, the premium paid was normally lower for larger companies; and (ii) in recent transactions in the computer industry, the premium paid primarily varied with the health of the target company.

     The summary set forth above does not purport to be a complete description of the Lehman Report. The full text of the Lehman Report, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, has been filed as an exhibit to the Schedule 13E-3. Copies thereof will be made available for inspection and copying at the principal executive offices of the Parent during its regular business hours by any interested stockholder of the Company, or his or her representative who has been so designated in writing, and may also be obtained in the manner described in
Section 13 (except that copies will not be available at regional offices of the Commission).

     Engagement of Lehman Brothers. Lehman Brothers is an investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate, estate and other purposes. The Parent selected Lehman Brothers to act as its financial advisor because of its expertise, reputation and familiarity with the technology and computer industries in general and because its investment banking professionals have substantial experience in matters described above.

     Pursuant to a letter agreement dated June 30, 1997, between the Parent and Lehman Brothers, the Parent agreed to pay Lehman Brothers in Japanese Yen equivalents (plus Japanese consumption taxes) the following amounts: (i) a non-refundable retainer of $150,000, upon the signing of the letter agreement;
(ii) $850,000 upon the launch of the Offer, payable within 10 days of the launch; (iii) if within a certain period the Parent acquires a 51% or greater interest in the Company's shares, but less than all of the remaining outstanding Shares on the closing of the Offer, $1,375,000, payable within ten days following the closing of the Offer; and (iv) if within a certain period the Merger is consummated, $3,750,000, less the amounts previously paid pursuant to clauses (i) through (iii), payable within 10 days of the closing of the Merger. The Parent also agreed to reimburse Lehman Brothers for its reasonable expenses, including reasonable professional and legal fees, in connection with the services rendered under the letter agreement. The Company agreed to indemnify Lehman Brothers and its affiliates, directors, officers, employees, agents and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities arising out of or in connection with the services rendered under the letter agreement.

     Lehman Brothers has in the past provided investment banking services to the Parent, for which it has received customary compensation.

     In the ordinary course of its business, Lehman Brothers may actively trade in the debt and equity securities of the Parent and the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF THE PARENT AND THE PURCHASER FOR THE OFFER AND THE MERGER

     Purpose and Structure of the Offer and the Merger. The purpose of the Offer is for the Parent indirectly to acquire the entire equity interest in the Company. The purpose of the Merger is for the Parent to acquire all of the equity interest in the Company not acquired pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of the Parent. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the equity interest in the Company held by stockholders of the Company (other than the Parent and the Purchaser) from such stockholders to the Parent (indirectly) and to provide the stockholders of the Company (other than the Parent and the Purchaser) with cash for all of their Shares.

     Following the Merger, the interest of the Parent in the Company's net book value and net income will increase to 100%. The Parent, as the remaining stockholder of the Company, will thereafter benefit from any increases in the value of the Company and also bear the risk of any decreases in the value of the Company.

     Under the DGCL and the Company's certificate of incorporation, the approval of the Board of Directors of the Company and, under certain circumstances, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the Transactions, including the Merger. If the Minimum Condition is satisfied and the Offer is consummated, the Parent and the Purchaser will have sufficient voting power in any vote by the stockholders of the Company to cause the approval and adoption of the Merger Agreement and the Transactions without the affirmative vote of any other stockholder. The Company has agreed that, if required under the DGCL, it will convene a special meeting of its stockholders as promptly as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer, for the purpose of considering and taking action on the approval of the Merger and adoption of the Merger Agreement. Each of the Parent and the Purchaser intend to vote all Shares owned by them in favor of the approval of the Merger and adoption of the Merger Agreement.

     Under the DGCL, if, following consummation of the Offer, the Purchaser is the registered owner of at least 90% of the Shares then outstanding (including any Shares with respect to which record or beneficial ownership may be transferred to the Purchaser from the Parent), the Purchaser will be able to cause the Merger to occur without a vote of the Company's stockholders. In such event, the Parent, the Purchaser and the Company have agreed to take all appropriate and necessary action to cause the Merger to become effective as soon as reasonably practicable after consummation of the Offer without a meeting of the Company's stockholders. If, following consummation of the Offer, the Purchaser owns less than 90% of the Shares then outstanding, a vote of the Company's stockholders, as described above, will be required under the DGCL to approve the Merger, and a significantly longer period of time will be required to effect the Merger. However, in the event that, following consummation of the Offer, the Purchaser owns a number of Shares that, together with the Shares then held by the Parent, constitutes less than 90% of the outstanding Shares, the Purchaser and the Parent reserve the right to purchase additional Shares on the AMEX or the LSE, in privately negotiated transactions or otherwise. The prices paid in such purchases may be more or less than the price paid pursuant to the Offer.

     The Merger does not require the approval of a majority of the unaffiliated stockholders of the Company.

     The Parent's and the Purchaser's Reasons for the Offer and the Merger. The Parent's desire to acquire the remaining stock of the Company is driven by several business considerations. The Company has suffered substantial cumulative losses during recent years. The Parent believes that the Company's sales and market share are adversely affected by such financial losses, in that potential customers have a reduced level of confidence as to whether the Company will remain viable, and whether the Company will be able to effectively support its products and customers.

     The Company's financial results have adversely affected the value of the outstanding Shares, including the Shares owned by the Parent. However, because the Parent currently holds only a minority interest in the Company, the Parent has been unable to direct the management of the Company.

     In acquiring the outstanding Shares that it does not presently own, the Parent seeks to prevent any further diminution of the value of the Company's shares held by the Company's stockholders (including the Shares held by the Parent), and to take actions to improve the Company's financial performance. Because of the size of the Company's business, the Parent believes that any effort to substantially improve the Company's financial performance, whether by reorganizing the Company, by expanding its marketing activities, or by other actions, would require the combined financial resources of both companies.

     In addition, the Parent and the Company are also exploring ways in which the combined entity could more effectively compete with its competitors, including, most importantly, IBM. The Parent believes that the Offer and the Merger will improve the Company's ability to sell its products and services, by providing potential customers the assurance that once it is acquired by the Parent, a much larger entity, the Company will be more likely to sustain and improve the products and services that it offers. The Parent and the Company have not yet identified specific strategies to improve their combined competitive position following consummation of the Offer and the Merger.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

     Upon consummation of the Offer, the Parent intends to consummate the Merger and to continue its review of the Company and its assets, businesses, operations, properties, policies, corporate structure, dividend policy, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing.

     The Parent anticipates that, pursuant to the provisions of the Merger Agreement, upon consummation of the Offer and the Merger it will designate the directors of the Purchaser to be the directors of the Company and will designate such further persons to be elected to the Board of Directors of the Company as would be desirable in light of the circumstances then existing. See "-- The Merger Agreement."

     While the Offer is pending or thereafter, some form of new joint venture or other business combination between the Parent and the Company may be explored by their respective representatives. There is no assurance that any further discussion will take place or, if such discussions do take place, that they will lead to any agreement. The Parent may also determine to increase the Company's equity or otherwise increase the Parent's level of financial support to the Company.

     Except for the foregoing, and as otherwise indicated in this Offer to Purchase, none of the Parent or the Purchaser or any of their directors, executive officers or controlling persons has any other present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any other material changes in the Company's corporate structure or business.

     It is expected that, if Shares are not accepted for payment by the Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the current Board of Directors of the Company (including any nominees of the Parent to the Board of Directors), will continue to manage the Company as an ongoing business.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendation of the Board of Directors, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the Offer and the Merger, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Disinterested Board was aware of these potential or actual conflicts of interest and considered them along with other matters described under "-- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company" and "-- Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger."

     Interests of Certain Directors of the Company Affiliated with the Parent and the Purchaser. Two members of the Company's Board of Directors, Mr. Webb and Dr. Packard, entered into consulting agreements with the Parent in 1991 under which they provide certain consulting services to the Parent in exchange for a retainer fee of $40,000 (Mr. Webb) and $70,000 (Dr. Packard) per year. In addition, Dr. Packard serves on the Board of Advisors to the Fujitsu Research Institute. In light of such interests, Mr. Webb and Dr. Packard have not participated in the consideration, voting or approval of the Offer or the Merger on behalf of either of the Company or the Parent and the Purchaser.

     Certain former directors of the Company were employees of the Parent when they served as non-employee directors of the Company. All such directors resigned from the Board of Directors of the Company prior to the negotiation of the Offer and the Merger and did not participate in the Company's consideration, voting or approval of the Offer or the Merger. See "-- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company." Such former directors included Mr. Keizo Fukagawa, who currently holds options to purchase 15,000 Shares, all of which are currently vested, of which 10,000 are exercisable for an exercise price over $12.00 per Share, while 5,000 are exercisable for $7.125 per Share; and Mr. Kazuto Kojima, who currently holds options to purchase 5,000 Shares at an exercise price of $5.3125 per Share, exercisable for a period of three months commencing on June 29, 1997, and options to purchase 7,500 Shares at exercise prices above $12.00 per Share, exercisable for a period of six months commencing on June 29, 1997.

     Interests of Board Members with Respect to Compensation and Shares. During fiscal 1996 and 1997, non-employee members of the Company's Board of Directors received the following compensation: (i) $20,000 per year; (ii) $1,000 for each meeting of the Board of Directors attended; (iii) $500 for each teleconference and committee meeting attended; (iv) a nonqualified stock option to purchase 5,000 Shares pursuant to the Automatic Grant Program (the "Automatic Grant Program") of the Company's 1994 Stock Incentive Plan (the "1994 Stock Plan"), at the time of their election to the Board; and (v) a nonqualified stock option to purchase 5,000 Shares pursuant to the Automatic Grant Program, on the date of the Company's annual meeting, provided such individual had served as a non-employee director of the Company for at least twelve months. In addition, non-employee members of the Board of Directors are entitled to be reimbursed for expenses related to these meetings.

     The Automatic Grant Program provides that upon a "change in control" (as defined in the 1994 Stock Plan), all outstanding options issued to non-employee directors under the Automatic Grant Program will immediately vest. Thus, upon consummation of the Offer, all options issued to non-employee directors under the Automatic Grant Program will vest. Many of the Company's non-employee directors also have options outstanding under the Company's Stock Option Plan
(1974) (the "1974 Option Plan"), which will vest at the

Effective Time in accordance with the terms of that Plan. Pursuant to the Merger Agreement, all such options will be canceled at the Effective Time and, in consideration of such cancelation, each optionholder will receive for each Share subject to such an option an amount in cash equal to the excess, if any, of the Merger Consideration over the per Share exercise price of the option. The current non-employee directors of the Company own options to purchase a total of 159,000 Shares at various exercise prices. Of these, options to purchase 100,000 Shares are exercisable at a price which is above the Offer Price and will, therefore, not give rise to the right to receive such excess. See "-- The Merger Agreement -- Effects on Securities; Stock Options and Stock Participation Plans."

     Interests of Executive Officers of the Company with Respect to Shares. The Company's executive officers (including the only employee director) have options outstanding to purchase Shares under the 1974 Option Plan and the Discretionary Grant Program (the "Discretionary Grant Program") of the 1994 Stock Plan. Shares subject to such vested options will receive an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option to be paid at the Effective Time. Unvested options will receive the excess, if any, of the Merger Consideration over the per Share exercise price of the option at the time such options would have vested. See "-- The Merger Agreement -- Effects on Securities; Stock Options and Stock Participation Plans."

     During the 1996 fiscal year and in the first two quarters of 1997, the administrator of the 1994 Stock Plan granted options to purchase 929,000 Shares to the Company's current executive officers, including the following: John C. Lewis (150,000), William F. Ferone (57,000), Michael Poehner (50,000), Bruce J. Ryan (108,000), David B. Wright (108,000). In addition, executive officers of the Company (including John C. Lewis) received grants of Shares under the Discretionary Grant Program which are subject to certain restrictions ("the Restricted Stock"). These restrictions generally lapse and the stock vests over a period of three to four years. Under the Discretionary Grant Program, the Restricted Stock is purchased by the grantee at par value and may not be sold until it vests. Grantees will receive the Merger Consideration at the time their Restricted Stock would have vested. See "-- The Merger Agreement -- Effects on Securities; Stock Options and Stock Participation Plans."

     To the knowledge of the Company, as of July 29, 1997, the current directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 698,724 Shares, not including unexercised options, representing approximately 0.6% of the outstanding Shares. The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash payments in the manner set forth in the table below (see "-- The Merger Agreement -- Effects on Securities; Stock Options and Stock Participation Plan"):

Shares and Option Amounts with Respect to the Company's Directors and Executive
                                    Officers

                                                                  OPTIONS             VALUE OF
                                                             CONVERTED TO CASH       RESTRICTED
                                               DOLLAR      AT TIME OF OFFER AND       STOCK AND
                                             AMOUNT AT            MERGER            OPTIONS TO BE
                                  OWNED        OFFER      -----------------------   PAID IN CASH     TOTAL CASH
             NAME                SHARES*       PRICE      SHARES       DOLLARS      A LATER DATE    CONSIDERATION
-------------------------------  -------     ----------   -------   -------------   -------------   -------------
John C. Lewis..................  164,115     $1,969,380   233,625   $1,415,625.00   $1,481,362.50   $4,866,367.50
David L. Anderson..............   20,943        251,316   213,750      748,328.12      224,765.63    1,224,409.75
Michael R. Carabetta...........    1,116         13,392    16,900       41,493.75      221,193.75      276,079.50
William F. Ferone..............   12,387        148,644   133,000      939,343.74      215,921.63    1,303,909.37
William Flanagan...............    8,551        102,612    78,150      486,009.37      219,065.93      807,687.30
Charles E. Fonner..............    7,625         91,500    46,650      325,603.12      119,203.13      536,306.25
Gregory R. Grodhaus............        0              0         0               0      280,078.13      280,078.13
Orval J. Nutt..................    1,144         13,728   116,500      693,656.25       93,937.50      801,321.75
Michael J. Poehner.............    6,253**       75,036    31,400      185,312.50      183,125.00      443,473.50
Anthony M. Pozos...............   53,094        637,128   184,450    1,069,890.62      212,765.63    1,919,784.25
William R. Riley...............    4,384         52,608    20,100      129,593.74      184,687.50      366,889.24
Bruce J. Ryan..................   16,751        201,012   121,750      193,515.62      861,396.88    1,255,924.50
Ernest B. Thompson.............      229          2,748    55,300      391,681.25       57,168.75      451,598.00
David B. Wright................   26,312        315,744   104,550      693,796.87      712,396.88    1,721,937.75
Michael R. Hallman.............        0              0     5,000       16,406.25               0       16,406.25
E.F. Heizer, Jr................    8,000         96,000    11,000       47,968.75               0      143,968.75
Burton G. Malkiel, Ph.D........    1,052***      12,624    11,000       47,968.75               0       60,592.75
George R. Packard, Ph.D........    1,000         12,000    10,000       40,781.25               0       52,781.25
Walter B. Reinhold.............   78,605        943,260    11,000       47,968.75               0      991,228.75
J. Sidney Webb.................    4,000         48,000    11,000       47,968.75               0       95,968.75

This table does not include options with an exercise price greater than $12.00.
---------------
  * Does not include Restricted Stock.

 ** Does not include 900 shares held by Mr. Poehner as custodian for his two children. Mr. Poehner has sole voting and investment power over these shares.

*** Does not include 1,000 shares held by the Jonathan P. Malkiel Trust of which Dr. Malkiel is a trustee with shared voting, but sole investment power.

     Severance Agreements. The Company has enacted the EOSP which applies to each executive officer of the Company who is subject to the short-swing profit restrictions of Section 16 of the Exchange Act. Under the EOSP, if an executive officer's employment is terminated by the Company, or such individual resigns for good reason (including a reduction in duties or compensation or a relocation of place of employment), within 18 months following the Merger, then such executive officer will immediately vest in all of his outstanding stock options and Restricted Stock and his account balance under the Short-Term Executive Incentive Performance Plan (the "Short-Term Plan") and will also receive for a period of two years from the date of such termination or resignation: (i) continuation of base salary, (ii) the average bonus payable to active officers of the same salary level during the severance period, (iii) continued health care coverage for such officer and his dependents, (iv) continued life insurance coverage and (v) continued vesting in his account balance under the Long-Term Executive Incentive Performance Plan (the "Long-Term Plan"). In November 1995, the Compensation Committee of the Company committed to make available to Mr. Lewis a retirement benefit pursuant to which he will be entitled to the following benefits, in addition to his benefits under ESOP, upon his retirement from the Company: (i) a retirement benefit valued at approximately $920,000

(ii) continued health care coverage for him and his wife for life, (iii) continuation on the Company's Board of Directors for at least one full term following his retirement at a fee of $50,000 per year, annualization of his compensation for purposes of any allocation made to his account under the Long-Term Plan for the year of his retirement and (v) secretarial services and office space.

     The Short-Term Plan and Long-Term Plan are part of the Company's Executive Incentive Plan which provides benefits, some of which are not payable until termination of employment. Under these plans, certain executive officers and other key employees receive incentive awards each year based upon the Company's progress in achieving long-term business objectives. The combined total aggregate annual award for the participants under these plans may not exceed 2% of the Company's consolidated pre-tax earnings for the year.

     In addition, the Company has approved a retirement package for Mr. Lewis pursuant to which he will be entitled to the following benefits, in addition to his benefits under the EOSP, upon his retirement from the Company: (i) a retirement bonus of $800,000 plus interest from January 1, 1996 to October 1, 1996, (ii) continued health care coverage for him and his wife for life, (iii) continuation on the Company's Board of Directors for at least one full term following his retirement at a fee of $50,000 per year, (iv) interest on his accrued and unpaid vacation balance from January 1, 1996 to October 1, 1996 and
(v) secretarial and office services for a total of approximately $920,000.

     Indemnification Agreements. In May, 1987, the Company's stockholders approved a provision in the Company's Bylaws authorizing the Company to enter into indemnification agreements with its officers and directors. Since that time, the Company has entered into indemnification agreements pursuant to which the Company agreed to hold harmless and indemnify its directors to the fullest extent permitted under the DGCL. Since November 1996, the Company also has entered into indemnification agreements with its officers. Pursuant to these indemnification agreements, the Company has agreed to hold harmless and indemnify its officers against any and all expenses and loss actually and reasonably incurred by such officer in connection with an actual or threatened action, suit or proceeding to which the officer is or is threatened to become a party by reason of the fact that such officer is or was an officer of the Company or is or was serving at the request of the Company. No indemnification for officers shall be paid by the Company: (i) except to the extent that the aggregate loss to be indemnified exceeds the amount for which director and officer insurance is available, (ii) if remuneration is in violation of law,
(iii) on account of any suit in which judgment is rendered against such officer pursuant to Section 16(b) of the Exchange Act, (iv) on account of knowingly fraudulent, deliberately dishonest or willful misconduct, or (v) if a court determines that such indemnification is not lawful.

     In addition, the Merger Agreement contains certain provisions with respect to indemnification of directors and executive officers and maintenance of directors and officers insurance subsequent to the Effective Time. See "-- The Merger Agreement -- Indemnification and Insurance."

BENEFICIAL OWNERSHIP OF SHARES

     The following table sets forth certain information, as of July 29, 1997, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, as well as each director of the Company, certain other officers of the Company and all executive officers and directors of the Company as a group:

                                                              SHARES BENEFICIALLY       APPROXIMATE
                            NAME                                   OWNED(1)           PERCENT OWNED(2)
------------------------------------------------------------- -------------------     ----------------
John C. Lewis................................................         643,490                  *
Michael R. Hallman...........................................          15,000                  *
E. F. Heizer, Jr.............................................          37,000                  *
Burton G. Malkiel, Ph.D......................................          31,052**                *
George R. Packard, Ph.D......................................          29,000                  *
Walter B. Reinhold...........................................         107,605                  *
J. Sidney Webb...............................................          33,000                  *
William F. Ferone............................................         135,450                  *
Michael J. Poehner...........................................          38,053***               *
Bruce J. Ryan................................................         102,551                  *
David B. Wright..............................................         154,012                  *
All directors and executive officers as a group (20
  persons)...................................................       2,008,624                1.6%

Fujitsu Limited..............................................      51,811,664               42.1%

The Prudential Insurance Company of America..................      10,352,218                8.4%
1751 Broad Street
Newark, New Jersey 07102-3777

---------------

   * Less than 1%.

  ** Includes 1,000 Shares held by the Jonathan P. Malkiel Trust, of which Dr.
     Malkiel is a trustee with shared voting, but sole investment, power.

 *** Includes 900 Shares (450 each) held by Mr. Poehner as custodian for his two children. Mr. Poehner has sole voting and investment power over these shares.

(1) The Company has advised the Parent and the Purchaser that it believes that all beneficial owners named in the table have sole voting and investment power with respect to the Shares they beneficially own. The figures include Shares that could be purchased by exercise of options within 60 days of July 30, 1997 (including options which have exercise prices above $12.00) as held by: Mr. Lewis, 369,600 Shares; Mr. Hallman, 15,000 Shares; Mr. Heizer, 29,000 Shares; Dr. Malkiel, 29,000 Shares; Dr. Packard, 28,000 Shares; Mr. Reinhold, 29,000 Shares; Mr. Webb, 29,000 Shares; Mr. Ferone, 113,800 Shares; Mr. Poehner, 23,400 Shares; Mr. Ryan, 36,250 Shares; Mr. Wright, 82,150 Shares; and all directors and executive officers as a group, 1,309,900 Shares.

(2) Percent of the 122,957,555 Shares outstanding as of July 29, 1997, counting as outstanding for each named person all Shares issuable to such person on exercise of Options that are included in the first column.

THE MERGER AGREEMENT

     The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit III. For purposes of the Merger Agreement, "Subsidiary" was defined as any corporation, partnership, joint venture or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time owned by the Company and/or one or more other direct or indirect Subsidiaries, except that, for purposes of certain representations by the Company, Pebblesoft Learning, Inc. and Network Intelligence, Inc. and their respective subsidiaries are not considered "Subsidiaries."

     The Offer. The Merger Agreement provides for the commencement of the Offer by the Purchaser. The Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in
Section 10 hereof, including satisfaction of the Minimum Condition. Pursuant to the Merger Agreement, the Parent and the Purchaser expressly reserve the right to waive the Minimum Condition and any of the other conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer, including without limitation extending the expiration date of the Offer, provided that the Parent and the Purchaser may not decrease the price per Share or the number of Shares sought, change the form of consideration payable or add additional conditions to the Offer. In addition, the Parent and the Purchaser have agreed that if, at any such scheduled expiration date, any of the conditions to the Offer have not been satisfied or waived, then, upon the written request of the Company based on a reasonable, good faith judgment that the conditions are capable of being satisfied within a certain period, the Parent and the Purchaser shall extend the Expiration Date for such period, not to exceed twenty business days, and in any event no later than October 31, 1997 (the "Deadline Date").

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, and the separate corporate existence of the Purchaser will cease with the Company continuing as the Surviving Corporation. The Merger Agreement also provides that (i) the Merger shall close as soon as practicable after satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement, and (ii) on the Merger closing date, the Company, the Parent and the Purchaser will file a Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL. The Merger shall become effective when the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such time as is agreed by the parties and specified in the Certificate of Merger (the "Effective Time").

     Effects on Securities; Stock Options and Stock Participation Plan. In the
Merger: (i) each share of common stock, par value $.05 per share, of the Purchaser issued and outstanding will be canceled and retired, and no consideration will be paid or delivered in exchange therefore; (ii) each Share held in the treasury of the Company or by any Subsidiary will be canceled and retired, and no consideration will be paid or delivered in exchange therefore;
(iii) each Share issued and outstanding and registered in the name of the Parent or the Purchaser will not be converted, but will remain outstanding as a validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation; and (iv) each Share issued and outstanding (other than Dissenting Shares (as defined below) and those Shares referred to in clauses (ii) and
(iii)) will be converted into the right to receive, upon surrender of the certificate evidencing such Share, an amount in cash, without interest, equal to the Offer Price or any higher price paid for each Share in the Offer (the "Merger Consideration"). Shares as to which appraisal rights have been validly exercised pursuant to DGCL Section 262 ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but the holders of such Shares shall be entitled to payment of the appraised value of such Shares in accordance with the provisions of Section 262 of the DGCL.

     Options granted pursuant to the 1974 Option Plan will vest at the Effective Time, in accordance with the terms of the 1974 Option Plan. Effective as of the Effective Time, each outstanding stock option under the 1974 Option Plan, the 1994 Stock Plan and the Amdahl Corporation Stock Option Plan of DMR Group Inc. (collectively, the "Company Option Plans") will terminate and be canceled, and
(i) each holder of a stock option which has vested as of the Effective Time will be entitled to receive from the Company, at the Effective Time, for each Share subject to the then-vested portion of the option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option, and (ii) each holder of such a stock option which has not vested as of the Effective Time shall be entitled to receive from the Company, on the date(s) following the Effective Time on which the option would have vested under the applicable Company Option Plan, for each Share subject to the then-vested portion of the option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option, plus interest from the Effective Time through the date such option would have vested at 6% per annum, in each case subject to applicable withholding, if any. No optionholder will be entitled to receive any payment in consideration of the termination and cancellation of such option until the optionholder shall have delivered to the Company or the Surviving Corporation a release in form satisfactory to the Parent. The Company has agreed to take all such actions consistent with applicable law and the existing provisions of the Stock Option Plans to provide that the right to receive consideration as provided in the Merger Agreement will terminate, if not previously claimed, with respect to each option at the date twelve months from the Effective Time or, in the case of options not vested at the Effective Time, twelve months from the date the option would have vested.

     The Parent and the Company also have agreed that Restricted Stock issued but not vested as of the Effective Time will be canceled as of the Effective Time. In consideration of such cancelation, each holder of a Share of Restricted Stock will be entitled to receive from the Company, on the date(s) following the Effective Time on which the Share of Restricted Stock would have vested under the Company's Restricted Plan, for each Share then vested, an amount in cash equal to the Merger Consideration, plus interest from the Effective Time through the date such Share of Restricted Stock would have vested at 6% per annum, in each case subject to applicable withholding, if any. No holder of Restricted Stock will be entitled to receive any payment in consideration of the cancelation of such Restricted Stock until the holder shall have delivered to the Company or the Surviving Corporation a release in form satisfactory to the Parent. The Company has agreed to take all such actions consistent with applicable law and the existing provisions of the Company's Restricted Stock Plan to provide that the right to receive such consideration will terminate, if not previously claimed, with respect to each Share of Restricted Stock at the date twelve months from the date the Share would have vested.

     With respect to the Company's Employee Stock Purchase Plan (the "Company Stock Purchase Plan"), the Company has agreed to take all actions necessary to cause the last day of the "Purchase Period" (as used in the Company Stock Purchase Plan) to be the earlier of (i) the end of the current Purchase Period or (ii) the date on which the Effective Time occurs. On such date, each participant in the Company Stock Purchase Plan will be deemed to have purchased the number of whole Shares that could be purchased upon the application of the funds then in such participant's withholding account in accordance with the terms of the Company Stock Purchase Plan. As of the Effective Time, each participant will be entitled to receive from the Company, for each Share such participant is deemed to have purchased, the Merger Consideration, subject to applicable withholding tax, if any. No participant will be entitled to receive any payment on account of any Shares deemed to have been purchased pursuant to the Merger Agreement until the participant shall have delivered to the Company an acknowledgment that the participant has received all amounts due in connection with the Company Stock Purchase Plan. The Company has agreed to take all actions necessary to terminate the Company Stock Purchase Plan effective on the Expiration Date so that no new Purchase Period that would otherwise commence on or after that date will commence.

     Employee Benefits. The Parent has agreed to cause the Surviving Corporation to honor all employment, change in control, deferred compensation, pension, retirement and severance agreements, pay and personnel policies in effect on the date hereof between the Company or one of its Subsidiaries and any employee of the Company or one of its Subsidiaries, or maintained for the benefit of any employee of the Company or one of its Subsidiaries and all bonus plans and arrangements for the fiscal year ending December 31, 1997 made by the Company or any of its Subsidiaries prior to the date of the Merger Agreement. The Parent also agreed to cause the Surviving Corporation to provide active employees of the Company and its Subsidiaries with benefits that are no less favorable, taken as a whole, than the benefits provided under the Company's benefit plans (other than equity-based plans) as in effect immediately prior to the Effective Time.

     Board Representation. The Merger Agreement provides that, effective upon the acceptance for payment by the Purchaser of such number of Shares as shall constitute satisfaction of the Minimum Condition, the Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company, that equals the product of (i) the total number of directors on such Board and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) and the Parent bears to the total number of Shares issued and outstanding, provided, that there shall always be at least two directors in office as of the date of the Merger Agreement who are not employees of the

Company or any of its subsidiaries or affiliates or of the Parent or the Purchaser (each, a "Continuing Director"). The Company also will use its best efforts to cause the same percentage of directors designated by the Purchaser, as determined above, to sit on all committees of such board, each board of each Subsidiary and each committee of such Subsidiary boards.

     The Merger Agreement provides that, from and after the Effective Time and until their respective successors are duly elected or appointed and qualified,
(a) the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Stockholders' Meeting and Proxy Statement. The Merger Agreement provides that, if required by applicable law, the Company will call a Special Meeting of its stockholders to be held as promptly as practicable following the acceptance for payment and purchase of Shares, for the purpose of considering and voting on the approval of the Merger and adoption of the Merger Agreement.

     The Merger Agreement also provides that, if required by applicable law, the Company will prepare and file with the SEC a proxy statement relating to the Merger and the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate organization and qualification, subsidiaries, authority relative to the Merger Agreement, non-contravention, capitalization, SEC filings, financial statements, absence of certain changes or events, governmental approvals, compliance with laws, litigation, intellectual property rights, taxes, employee benefit plans, severance arrangements, environmental matters, limitations on business activities, customer relationships, certain transactions, state takeover statutes, the receipt of the Morgan Stanley Opinion and brokers.

     The Parent and the Purchaser also have made certain representations and warranties with respect to corporate organization and qualification, authority relative to the Merger Agreement, non-contravention, governmental approvals, brokers and financing.

     None of the representations and warranties of any of the Company, the Parent or the Purchaser survive the Effective Time.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company agreed that, except as expressly contemplated in the Merger Agreement, until the Effective Time, the business of the Company and the Subsidiaries will be conducted only in the ordinary course.

     The Company also agreed that, prior to the Effective Time, neither the Company nor any Subsidiary will, among other things: (i) (a) amend or propose to amend its Certificate of Incorporation or Bylaws or reincorporate in any jurisdiction; (b) split, combine or reclassify any issued and outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly owned Subsidiary); (c) redeem, purchase, acquire or offer to acquire any shares of its capital stock; or (d) issue, sell, pledge, accelerate, modify the terms of or dispose of, or agree to issue, sell, pledge, accelerate, modify the terms of or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets (other than Shares pursuant to the purchase rights then outstanding under the Company Stock Purchase Plan and upon the exercise of currently outstanding Options);
(ii) (a) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets (except in the ordinary course of business); (b) acquire any corporation, partnership or other business organization or division thereof or any other material assets; (c) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business; (d) terminate, modify, assign, waive, release or relinquish any material rights or claims or amend any material rights or claims not in the ordinary course of business; (e) pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business, reflected or reserved against in, or contemplated by, the consolidated financial statements of the Company and the Subsidiaries included in the forms, reports, schedules, statements and other documents filed by the Company with the SEC since

January 1, 1995 (the "Company SEC Filings"); or (f) settle or compromise any material claim, action, suit or proceeding pending or threatened against the Company or any Subsidiary, or certain claims against the Company's directors or officers, before any court, governmental agency or arbitrator; or (iii) (a) incur any long-term debt or, except in the ordinary course of business in amounts consistent with past practice, short-term debt; (b) incur or modify any material indebtedness or other liability; (c) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary course of business; or (d) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries or customary loans or advances to employees in the ordinary course of business).

     The Company also agreed that, prior to the Effective Time, neither the Company nor any Subsidiary may (i) grant any increase in the salary or other compensation of its employees, or grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any Subsidiary, except pursuant to the terms of employment agreements or Company policies in effect on the date of the Merger Agreement and previously disclosed to the Parent and, in the case of employees who are not executive officers of the Company, in the ordinary course of business and consistent with past practice, or (ii) except as contemplated by the Merger Agreement or as may be required by applicable law or regulation or, in the case of employees who are not executive officers of the Company, in the ordinary course of business (a) adopt, increase, accelerate the vesting of or payment of any amounts in respect of, or otherwise amend, any collective bargaining, bonus, profit sharing, incentive or other compensation, stock option, stock purchase or restricted stock, insurance, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees; or (b) enter into any employment or severance agreement with, or grant any severance or termination pay to any officer or director of the Company or any Subsidiary or, except in the ordinary course of business, any employee of the Company or any Subsidiary.

     Pursuant to the Merger Agreement, the Company further agreed that, prior to the Effective Time, neither the Company nor any Subsidiary may (i) change any of the accounting methods used by it, unless required by GAAP or other applicable accounting principles, or (ii) make any Tax election (other than in the ordinary course of preparing and filing its Tax returns) or settle or compromise any Tax liability or investigation.

     The Company has agreed to afford the Parent and the Purchaser access prior to the Effective Time to the properties, books, contracts, commitments and records of the Company and the Subsidiaries and, during such period, to furnish the Parent and the Purchaser with all financial, operating and other information as the Parent or the Purchaser may reasonably request.

     Confidentiality Agreement; Standstill Agreement. The Parent, the Purchaser and the Company have agreed in the Merger Agreement that the provisions of the Confidentiality Agreement and the Standstill Agreement shall remain binding and in full force and effect in accordance with their respective terms. "See -- Background of the Merger and the Offer; Past Contacts, Transactions and Negotiations with the Company."

     Reasonable Efforts; Approvals. Subject to the terms and conditions of the Merger Agreement, each of the Parent, the Purchaser and the Company agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions. Pursuant to the Merger Agreement, each of the Company, the Parent and the Purchaser has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the Transactions and to cooperate with each other in connection with any such requirements imposed upon any of them or any of their subsidiaries.

     Each of the Company, the Parent and the Purchaser has agreed that it will, and will cause its subsidiaries to, take all reasonable action to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, or to provide any required notice to, any governmental authority or other public or private third party required to be obtained or made by the Parent, the Purchaser or the Company or any of their subsidiaries in connection with the Merger Agreement.

     Stockholder Litigation. The Company has agreed to give the Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to any of the Transactions, and to not enter into any such settlement without the Parent's consent, which consent may not be unreasonably withheld.

     Inquiries and Negotiations. Pursuant to the Merger Agreement, the Company has agreed that it will immediately notify the Parent if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company by or from any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange Act) other than the Parent and its affiliates, representatives and agents (each, a "Third Party") in connection with any merger, consolidation, sale of any Subsidiary or division that is material to the business of the Company and the Subsidiaries, sale of shares of capital stock or other equity securities, tender or exchange offer, recapitalization, debt restructuring or similar transaction involving the Company (such transactions referred to as "Alternative Transactions"), and thereafter shall keep the Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the Company will provide the Parent with not less than two Business Days' (defined as weekdays other than public holidays in the U.S. or Japan) notice prior to the execution by the Company of any definitive agreement with respect to any Alternative Transaction or any public announcement relating to any Alternative Transaction.

     Prior to furnishing any non-public information to, or entering into negotiations or discussions with, any Third Party, the Company will obtain an executed confidentiality agreement from such Third Party on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Confidentiality Agreement and the Standstill Agreement. The Company will not release any Third Party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which the Company is a party.

     Indemnification and Insurance. The Merger Agreement provides that, subject to certain limitations set forth therein, and subject to applicable law, for six years after the Effective Time, the Surviving Corporation (or any successor) will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees, costs and expenses (including, among other things, amounts paid in settlement, provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation), based in whole or in part on the fact that such person is or was such a director, officer, employee or agent and arising out of actions or omissions occurring at or prior to the Effective Time to the full extent provided under the terms of the Company's Certificate of Incorporation, Bylaws and indemnification agreements, all as in effect at the date of the Merger Agreement. The Merger Agreement also provides that, subject to certain limitations, for not less than three years after the Effective Time, the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance, provided that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers, and provided that the Surviving Corporation will not be required to pay aggregate premiums for such insurance in excess of 175% of the premiums paid by the Company in 1996.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted and approved by the requisite vote of the stockholders, if such vote is required by the DGCL, (ii) no applicable law shall prohibit consummation of the Merger or make the Merger illegal; and (iii) the Offer shall not have been terminated in accordance with its terms prior to the purchase of any Shares. In addition, the obligation of the Parent and the Purchaser to effect the Merger is subject, at their option, to the fulfillment at or prior to the Effective Time of the following: (i) the expiration or earlier termination of any applicable waiting periods under or in connection with the HSR Act, the Exon-Florio Act and the antitrust and competition rules of the European Commission and of all other government authorities; (ii) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect that would restrain the effective operation of the business of the Company and the Subsidiaries from and after the Effective Time, and no proceeding challenging the Merger Agreement or any of the Transactions or seeking to prohibit, alter, prevent or materially delay the Merger shall be pending before any governmental authority; and (iii) the Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof, (a) by mutual written consent of the Parent and the Company; (b) by either the Parent or the Company, if (i) the Purchaser shall not have purchased any Shares pursuant to the Offer by September 30, 1997, unless such failure to purchase such Shares has been caused by the breach of the Merger Agreement by the party seeking such termination, and provided, that if the waiting period under the HSR Act shall not have expired or been terminated as of such date or any governmental authority shall have caused to be issued as of such date a temporary restraining order or a preliminary injunction prohibiting the consummation of the Offer or the Merger and each of the parties, in either case, are seeking the termination of such waiting period or contesting such temporary restraining order or preliminary injunction, as the case may be, such date shall be extended to the earlier of (A) the date of expiration or termination of such waiting period or the lifting of such injunction or order or
(B) the Deadline Date; or (ii) prior to the purchase by the Purchaser of any Shares pursuant to the Offer, any governmental authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting all or any material part of the Transactions and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Parent, if the Offer is terminated or expires without the purchase of any Shares thereunder; (d) by the Parent, if (i) the Company shall have entered into a letter of intent or agreement in principle or similar agreement or into any definitive written agreement with respect to an Alternative Transaction with a Third Party, or a Third Party has commenced a tender offer or exchange offer for any shares of capital stock of the Company,
(ii) the Disinterested Board shall have withdrawn, or modified or amended in a manner adverse to the Parent or the Purchaser, its approval or recommendation of the Offer and the Merger or approved, recommended or endorsed any proposal for an Alternative Transaction, (iii) Morgan Stanley shall have withdrawn the Morgan Stanley Opinion, or (iv) required approval of the stockholders of the Company shall not have been obtained by reason of a failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; (e) by either the Parent or the Purchaser, on the one hand, or the Company, on the other hand, if the other party shall have failed to comply in any material respect with any of the material obligations contained in the Merger Agreement; or (f) by the Company, if, prior to acceptance for payment of Shares by the Purchaser under the Offer, the Company shall have done each of the following: (i) entered into a definitive written agreement with respect to an Alternative Transaction with a Third Party, (ii) determined, after receipt of written advice from legal counsel to the Disinterested Board, that the failure to take such action as described in the preceding clause (i) would cause the Disinterested Board to violate its fiduciary duties to the Company's stockholders under Applicable Law, and (iii) given notice to the Parent and the Purchaser of its intent to terminate this Agreement and of the terms and conditions of the Alternative Transaction, such notice to be given at least five Business Days (defined as weekdays other than public holidays in the U.S. or Japan) prior to the date of termination of the Merger Agreement.

     Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses.

FINANCING THE OFFER AND THE MERGER

     The Purchaser estimates that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related costs and expenses will be approximately $918 million.

     The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution that will be made by the Parent to the Purchaser or, in connection with the Merger, through cash accounts of the Company. The Parent will ensure that the Purchaser has sufficient funds to acquire all the outstanding Shares pursuant to the Offer and the Merger. In order to make such funds available to the Purchaser, the Parent plans to use funds that it has available in its working capital, funds obtained from various existing credit facilities with lenders in Japan which bear rates of interest customary for borrowers of the size and credit rating of the Parent or funds generated by commercial paper programs in Japan through commercial paper dealers at market rates at the time of issuance. The Purchaser has not conditioned the Offer or the Merger on obtaining financing.

     The Parent anticipates that any indebtedness incurred through borrowings under credit facilities will be repaid or refinanced from a variety of sources, which may include, but may not be limited to, funds generated internally by the Parent and its affiliates, bank financing, and the public or private sale of debt or equity securities. Such decision will be made based on the Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

CERTAIN EFFECTS OF THE OFFER AND THE MERGER

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining publicly held Shares.

     Exchange Listings. The Shares are listed and principally traded on the AMEX and are also listed on the LSE. Depending upon the number of Shares purchased pursuant to the Offer, following consummation of the Offer the Shares may no longer meet the standards for continued inclusion on such exchanges. AMEX may delist the Shares if, among other things, the number of publicly held Shares (exclusive of holdings of officers, directors, controlling stockholders or other family or concentrated holdings) falls below 200,000, the number of public stockholders falls below 300 or the aggregate market value of publicly held Shares falls below $1,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the AMEX requirements for continued listing and are no longer listed, the market for Shares could be adversely affected. It is anticipated that if the Shares are delisted from the AMEX, a delisting from the LSE would follow promptly.

     In the event that such exchanges were to delist the Shares, it is possible that the Shares would continue to trade on another exchange or in the over-the-counter market and that price quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors.

     Margin Regulations. Under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Shares are currently "margin securities," which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible, that the Shares would no longer constitute "margin securities" and therefore could no longer be used as collateral for loans made by brokers.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser presently intends to seek to cause the Company to apply for termination of registration of the Shares promptly following the Offer if the criteria therefore are satisfied.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax considerations relevant to the Offer and Merger, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect stockholders. The summary is addressed only to stockholders that are U.S. Persons (as defined below) and does not address all of the federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, tax-exempt organizations and persons holding the Shares as part of a "straddle," "hedge" or "conversion transaction." Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with the Shares held as "capital assets" within the meaning of section 1221 of the Code.

     For purposes of this summary, a "U.S. Person" means a beneficial owner of the Shares who or that (i) is a citizen or resident of the United States, (ii) is a U.S. corporation or is an entity taxable as such for federal income tax purposes; (iii) is an estate the income of which is subject to federal income taxation regardless of its source, (iv) is a trust if (A) a U.S. court is able to exercise primary supervision over administration of that trust and (B) one or more U.S. fiduciaries have authority to control substantial decisions of that trust, or (v) is otherwise subject to federal income tax on a net income basis in respect of the Shares.

     Tax Status of Transaction. The receipt of cash for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for federal income tax purposes. The tax consequences of such receipt pursuant to the Offer (or the Merger) may vary depending upon, among other things, the particular circumstances of the stockholder. In general, a stockholder who receives cash for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares (i.e., a group of Shares with the same tax basis and holding period) tendered pursuant to the Offer. If a stockholder exercises such stockholder's appraisal rights and receives an amount treated as interest for federal income tax purposes, such amount will be taxed as ordinary income.

     Stockholders should recognize that the present federal income tax treatment of the disposition of the Shares pursuant to the Offer (or the Merger) may be modified by legislative, judicial or administrative action at any time, and that such action may affect commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal income tax laws and interpretations thereof could adversely or beneficially affect the tax consequences of the Offer and the Merger to stockholders. However, enactment of this proposed legislation is not certain. Stockholders are urged to consult their tax advisors as to the impact to them of proposed legislative, regulative, administrative or potential judicial changes to the federal income tax laws.

     Backup Withholding. Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if a stockholder (i) fails to furnish such holder's taxpayer identification number ("TIN"), which is ordinarily the holder's social security number, (ii) furnishes an incorrect TIN, (iii) is subject to backup withholding due to previous failures to include reportable interest or dividend payments on such holder's federal income tax return, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such holder's correct number and that such holder is not subject to backup withholding. Backup withholding is not an additional tax, but rather it is an advance tax payment that is subject to refund if and to the extent that it results in an overpayment of tax. Certain taxpayers are generally exempt from backup withholding, including corporations and certain foreign individuals and entities. In order to avoid backup withholding (and

IRS penalties) with respect to cash payments made pursuant to the Offer (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary), a stockholder surrendering Shares in the Offer must, on the Substitute IRS Form W-9 included as part of the Letter of Transmittal, provide the Depositary with such stockholder's correct TIN and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and an IRS Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

     STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN, GIFT, ESTATE OR OTHER TAX LAWS.

DISSENTERS' RIGHTS

     No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company who have not tendered their Shares may have certain rights under the DGCL ("Section 262") to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the Morgan Stanley Opinion described herein) are not necessarily opinions as to "fair value" under Section 262.

     The Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 INCLUDED HEREWITH IN EXHIBIT IV. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     Several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the Merger to be "entirely fair" to such other stockholders. In determining whether a merger is fair to such other stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court has stated in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders is the right to appraisal described above, monetary damages, injunctive relief or such other relief as the court may fashion may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

                                THE TENDER OFFER

SECTION 1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4. The term "Expiration Date" means 5:00 p.m., New York City time, on Friday, September 5, 1997, unless and until the Purchaser, in its discretion or pursuant to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition, (ii) the expiration or termination of all applicable waiting periods under the HSR Act and the Exon-Florio Act, and (iii) receipt of all requisite approvals of the European Commission and the Bank of Japan. See Annex II to the Merger Agreement, which sets forth in full the conditions to the Offer, and Section 10.

     Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right (but shall not be obligated), in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, if any or all of the events set forth in Annex II to the Merger Agreement shall have occurred or shall be determined by the Purchaser to have occurred prior to the Expiration Date, to (i) decline to purchase any of the Shares tendered in the Offer and terminate the Offer, and return all tendered Shares to the tendering stockholders, (ii) waive or amend any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer. In addition, the Parent and the Purchaser have agreed in the Merger Agreement that if, at any scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, then, upon the written request of the Company based on its reasonable, good faith judgment that such conditions are capable of being satisfied within a period of twenty business days, the Parent and the Purchaser shall extend the Expiration Date for such period, not to exceed twenty business days, and in any event not to exceed the Deadline Date. The Merger Agreement also provides that, in addition to extending the Offer, waiving any condition(s) and increasing the Offer Price, the Parent and the Purchaser may make any other change or changes in the terms or conditions of the Offer, provided, that they may not decrease the Offer Price or the number of Shares sought, change the form of consideration payable or add conditions to the Offer not stated in Annex II to the Merger Agreement.

     The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, and subject to the right of the Parent and the Purchaser to the extend the Offer, accept for payment Shares validly tendered within five business days after such satisfaction or waiver of the conditions of the Offer, and pay for accepted Shares as promptly thereafter as reasonably practicable. In addition, as indicated above, at the Purchaser's sole discretion, the Offer Price may be increased, and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company. See "SPECIAL FACTORS -- The Merger Agreement."

     The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant Annex II to the Merger Agreement. Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, regardless of whether any of the events set forth in Section 10 shall have occurred or shall have failed to occur, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. There can be no assurance, however, that the Purchaser will exercise its right to extend the Offer. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its rights to extend the Offer.

     Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rule 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform the stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase (except where otherwise specifically indicated), "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the bidder's offer.

     If the Purchaser makes a material change in the terms of the Offer or waives a material condition of the Offer (subject to the Merger Agreement), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. With respect to a change in price or a change in percentage of securities sought, Rule 14e-1 under the Exchange Act requires a minimum ten business day period to allow for adequate dissemination to stockholders and investor response.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not withdrawn as promptly after the Expiration Date as reasonably practical. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser in its sole discretion, which determination will be final and binding. Subject to applicable rules of the SEC and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, the HSR Act and the Exon-Florio Act. See Sections 10 and 11. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange

Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares, if such procedure is available, into the Depositary's account at the Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as hereinafter defined) and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering stockholders. Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to make such payments shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale to it or its order of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If the Purchaser is delayed in its acceptance for payment of, or payment for, tendered Shares, or is unable to accept for payment or pay for such Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to the Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay for or return the tendered Shares promptly after the termination or withdrawal of the Offer), the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to the Parent or a direct or indirect wholly owned subsidiary of the Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the

Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

SECTION 3. PROCEDURE FOR TENDERING SHARES.

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, and either the Share Certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be tendered pursuant to the procedure for book-entry transfer described below (and a Book-Entry Confirmation must be received by the Depositary) in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in connection with a book-entry delivery of Shares, an Agent's Message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act, (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment, not validly tendered or not purchased is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) the Share Certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A trading day is any day on which the New York Stock Exchange is open for business.

     Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof) for such Shares, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     The Purchaser's acceptance for payment of Shares validly rendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Parent, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after July 30, 1997). All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies or consents given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given. The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or securities in respect of any annual, special, adjourned or postponed meeting of the Company's stockholders, actions by written consent in lieu of any such annual meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares the Purchaser must be able to exercise full voting consent and other rights with respect to such Shares, including voting at any meeting of stockholders.

     Backup Withholding. IN ORDER TO AVOID "BACKUP WITHHOLDING" OF FEDERAL INCOME TAX (AND IRS PENALTIES) ON PAYMENTS OF CASH PURSUANT TO THE OFFER (UNLESS AN APPLICABLE EXEMPTION EXISTS AND IS PROVED IN A MANNER SATISFACTORY TO THE PURCHASER AND THE DEPOSITARY), A STOCKHOLDER SURRENDERING SHARES IN THE OFFER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TIN ON A SUBSTITUTE FORM W-9 AND CERTIFY UNDER PENALTIES OF PERJURY THAT SUCH TIN IS CORRECT AND THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP WITHHOLDING. IF A STOCKHOLDER DOES NOT PROVIDE SUCH STOCKHOLDER'S CORRECT TIN OR FAILS TO PROVIDE THE CERTIFICATIONS DESCRIBED ABOVE, THE IRS MAY IMPOSE A PENALTY ON SUCH STOCKHOLDER AND PAYMENT OF CASH TO SUCH STOCKHOLDER PURSUANT TO THE OFFER MAY BE SUBJECT TO BACKUP WITHHOLDING OF 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain taxpayers (including corporations and certain foreign individuals and entities) are generally exempt from backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See "SPECIAL FACTORS -- Certain Federal Income Tax Consequences" and Instruction 9 to the Letter of Transmittal.

SECTION 4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to 5:00 p.m., New York City time, on Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 3, 1997, or at such later time as may apply if the Offer is extended.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal of Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, if Share Certificates have been tendered, and the name of the registered holder of the Shares to be withdrawn as set forth on such Share Certificates, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for such withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, whose determination will be final and binding. None of the Parent, the Purchaser, the Depositary, the Dealer Manager, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by again following one of the procedures described in
Section 3.

SECTION 5. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares trade on the AMEX under the symbol AMH. The following table sets forth, for the quarters indicated, the high and low last reported sales quotations per Share on the AMEX, as reported in published financial sources:

                                                                         HIGH        LOW
                                                                         ----        ---
        FISCAL 1995:
          First Quarter..............................................   12  1/8    10   1/4
          Second Quarter.............................................   13  1/2    10   1/2
          Third Quarter..............................................   11  3/4     9
          Fourth Quarter.............................................   10  5/8     8  3/16
        FISCAL 1996:
          First Quarter..............................................    9  1/4     6 15/16
          Second Quarter.............................................   13  3/8     8 13/16
          Third Quarter..............................................   10  7/8     8   3/4
          Fourth Quarter.............................................   13  5/8     8 13/16
        FISCAL 1997:
          First Quarter..............................................   12  3/4     9   3/8
          Second Quarter.............................................   10  5/16    8  5/16
          Third Quarter (through August 4, 1997).....................   11 13/16    8 13/16

     On July 29, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales quotations of the Shares on the AMEX was $11 13/16 per Share. On August 4, 1997, the last full trading day prior to the date of this Offer to Purchase, the last reported sales quotations of the Shares on the AMEX was $11 13/16 per Share.

     STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Company has not paid dividends on the Shares in any of fiscal years 1995, 1996 or 1997, and the Company has advised the Parent that it does not intend to declare any dividend in the foreseeable future.

SECTION 6. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to the AMEX reporting, Exchange Act registration and availability of margin credit. See "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger."

SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY.

  General

     Except as otherwise noted below, the information concerning the Company contained in this Offer to Purchase, including financial information, was supplied by the Company. Neither the Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Parent or the Purchaser.

     The following description of the Company's business has been taken from the Company's most recently filed Annual Report on Form 10-K (the "10-K"), dated December 27, 1996:

          [The Company] was organized in 1970. Its principal offerings consist of large-scale, high-performance, general-purpose computer systems, storage subsystems and related hardware services for both the IBM System/390 compatible mainframe market and the open systems market; and a broad array of professional and consulting services of the data processing industry. The Company also offers a variety of software products.

          [The Company's] initial product offerings consisted of IBM compatible mainframe systems which it first delivered in 1975. Since that time, the Company has continued to develop more advanced systems for this market. In the latter part of 1996, the Company introduced its newest family of compatible mainframes, the Millennium series, utilizing for the first time CMOS based technology. Also, in 1993 the Company began delivery of high-performance servers for the open systems market pursuant to a reseller agreement with Sun Microsystems. In 1996 the Company introduced its EnVista series, a family of high-performance servicers based in Intel microprocessor technology and running the Microsoft Windows NT operating system.

          In November 1995 the Company acquired DMR Group Inc. based in Montreal, Quebec, Canada, a major provider of professional and consulting services in a number of important international markets. In April 1996 the Company acquired Trecom Business Systems, Inc. based in Edison, New Jersey, a major provider of professional and consulting services to a number of significant industry groups within the United States. These entities have been combined into a single organization known as the DMR Consulting Group ("DMR TRECOM" in the United States) through which the Company provides its professional and consulting services offerings. Applications development and maintenance services and "year 2000" conversion services are among the major offerings of this business unit.

          Since 1982 [the Company] has offered direct access storage subsystems for use with IBM compatible mainframe systems. In 1996 the Company introduced the Spectris series, its newest products in this line of IBM System/390 compatible storage devices. In 1996 the Company also introduced its LVS series of storage devices for the server market.

          In addition, [the Company] offers hardware maintenance and related operational services, and a number of software products. ObjectStar, a comprehensive application development system; the A+ family of performance and productivity tools intended primarily for the open systems environment; and UTS, a Unix based operating system for use on IBM System/390 compatible mainframes, are the Company's principal software offerings.

          [The Parent] owns approximately 43% of the Company's outstanding common stock and is of substantial importance to [the Company] in the areas of technical assistance, product development and manufacturing. [The Parent] has primary design and manufacturing responsibility for [the Company's] Millennium, Spectris and follow-on products. Because of [the Company's] increased dependence on [the Parent] as its supplier of future compatible processors and [the Parent's] participation with [the Company] in certain other ongoing research and development activities, the ability to negotiate favorable pricing terms with respect to future product requirements and to maintain a satisfactory working relationship are important.

          [The Company] carries out limited assembly functions in Sunnyvale, California and Dublin, Ireland. Its principal hardware products are manufactured by [the Parent] to [the Company] specifications. As of February 21, 1997, [the Company] had approximately 9,900 full-time employees.

  Directors and Officers

     The name, address, principal operation or employment, recent employment history and citizenship of each director and executive officer of the Company is set forth is Schedule II hereto.

  Results for the Quarter Ended June 27, 1997

     On July 30, 1997, the Company issued the following press release with respect to its financial results for the quarter ended June 27, 1997:

          Amdahl Corporation, which this morning revealed plans to merge with and become a wholly owned subsidiary of Fujitsu Limited, today announced financial results for the second quarter ended June 27, 1997.

          Net income for the period amounted to $2,087,000 or 2 cents per share. That compares to a net loss of $249,436,000 or $2.07 per share in the same quarter a year ago, which included nonrecurring charges of $150,700,000 or $1.25 per share to reduce the book value of older bipolar mainframe computer assets and write off in-process engineering costs associated with Amdahl's acquisition of TRECOM Business Systems. Second-quarter revenues amounted to $438,476,000 this year and $382,854,000 in 1996.

          Through the first six months of this year, Amdahl reported a net loss of $8,918,000 or 7 cents per share on revenues of $831,381,000. In the same period a year ago, the net loss including those nonrecurring charges amounted to $287,959,000 or $2.40 per share, and revenues were $699,882,000.

                         AMDAHL CORPORATION (AMEX:AMH)

                                                                  SECOND QUARTER ENDED
                                                             -------------------------------
                                                             JUNE 27, 1997     JUNE 28, 1996
                                                             -------------     -------------
                                                             UNAUDITED
    Revenues...............................................  $ 438,476,000     $ 382,854,000
    Income (Loss) Before Taxes.............................  $   4,087,000     $(228,436,000)
    Net Income (Loss)......................................  $   2,087,000     $(249,436,000)
    Average Shares Outstanding.............................    124,774,000       120,221,000
    Net Income (Loss) Per Share............................           $.02            $(2.07)

                                                                    SIX MONTHS ENDED
                                                             -------------------------------
                                                             JUNE 27, 1997     JUNE 28, 1996
                                                             -------------     -------------
                                                             UNAUDITED
    Revenues...............................................  $ 831,381,000     $ 699,882,000
    Income (Loss) Before Taxes.............................  $  (3,918,000)    $(276,590,000)
    Net Income (Loss)......................................  $  (8,918,000)    $(287,959,000)
    Average Shares Outstanding.............................    122,353,000       119,894,000
    Net Income (Loss) Per Share............................          $(.07)           $(2.40)

  Selected Financial Information

     Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1996 (the "1996 Form 10-K"), and the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1997 (the "1Q 1997 Form 10-Q"). More comprehensive financial information is included in the 1996 Form 10-K and the 1Q 1997 Form 10-Q and other documents as filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to such 1996 Form 10-K, 1Q 1997 Form 10-Q and such other documents, including the financial statements and related notes contained therein. The 1996 Form 10-K, the 1Q 1997 Form 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

                               AMDAHL CORPORATION
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (in thousands, except shares and per share data)

                                          FOR THE THREE MONTHS ENDED                   FOR THE FISCAL YEAR ENDED
                                       --------------------------------     -----------------------------------------------
                                       MARCH 28, 1997    MARCH 28, 1996     DEC. 27, 1996    DEC. 29, 1995    DEC. 30, 1994
                                       --------------    --------------     -------------    -------------    -------------
INCOME STATEMENT DATA
  Revenues............................  $    392,905      $    317,028      $  1,631,549     $  1,516,388     $  1,638,613
  Operating Income (Loss).............  $    (10,139)     $    (54,334)     $   (331,946)    $      9,124     $     63,891
  Income (Loss) Before Income Taxes...  $     (8,005)     $    (48,154)     $   (313,682)    $     49,977     $     80,254
  Net Income (Loss)...................  $    (11,005)     $    (38,523)     $   (326,682)    $     28,527     $     74,804
  Earnings (Loss) Per Common Share....  $       (.09)     $       (.32)     $      (2.71)    $        .24     $        .63
  Average Outstanding Shares and
    Equivalents.......................   122,109,000       119,566,000       120,510,000      120,383,000      118,909,000

                                                      MARCH 28, 1997     DEC. 27, 1996     DEC. 29, 1995     DEC. 30, 1994
                                                      --------------     -------------     -------------     -------------
BALANCE SHEET DATA
  Total Assets.......................................   $1,449,583        $ 1,596,404       $ 1,708,198       $ 1,719,035
  Total Stockholders' Equity.........................   $  603,405        $   613,248       $   933,824       $   876,255

     Book value as of December 27, 1996 was $5.04 per Share, and as of March 28, 1997 was $4.94 per Share. The ratio of earnings to fixed charges for the quarter ended March 28, 1997 and for the fiscal year ended

December 27, 1996 is not relevant for the Company, given that the Company has had negative earnings in such period. However, the ratio of earnings to fixed charges for the year ended December 29, 1995 was 5.8.

     The Company has advised the Purchaser that, during the past 60 days, neither the Company nor any officer or director of the Company or pension plan, profit sharing plan or similar plan of the Company has effected any transaction in the Shares, except for 2,666 Shares issued under the Company Stock Purchase Plan. In addition, the Company has advised the Purchaser that the Company has never made purchases of its Shares.

     The Company also has advised the Purchaser that the approximate number of record holders of Shares as of December 27, 1996, was 15,000.

  Certain Estimates Prepared by the Company

     During the course of discussions between the Parent and the Company with respect to the proposed transactions, the Company provided the Parent with certain non-public information about the Company. This information included, among other things, certain portions of the long range plan developed by Company management as part of the Company's planning and budgeting process. The portions of the long range plan provided to the Parent included the following information regarding estimated earnings and earnings before interest and taxes ("EBIT"), developed in connection with the Company's 1996 long range plan and the 1997 long range plan. It should be noted that, although the Company's management believes that their current long range plan is achievable, they have acknowledged that their financial projections were based on a number of optimistic projections and may be a challenge to achieve. In addition, the Company has failed in the past to meet its financial projections as noted in the Lehman Report. See "SPECIAL FACTORS -- Report of Financial Advisor to the Parent."

     THE COMPANY DOES NOT, AS A MATTER OF COURSE, PUBLICLY DISCLOSE FORWARD-LOOKING INFORMATION (SUCH AS THE FINANCIAL FORECASTS REFERRED TO ABOVE) AS TO FUTURE REVENUES, EARNINGS OR OTHER FINANCIAL INFORMATION. PROJECTIONS OF THIS TYPE ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC, INDUSTRY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE PROJECTED. IN ADDITION, THESE PROJECTIONS WERE PREPARED BY THE COMPANY SOLELY FOR INTERNAL USE AND NOT FOR PUBLICATION OR WITH A VIEW TO COMPLYING WITH THE PUBLISHED GUIDELINES OF THE SEC REGARDING PROJECTIONS OR WITH THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS GUIDE FOR PROSPECTIVE FINANCIAL STATEMENTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE THEY WERE FURNISHED TO THE PARENT. THE COMPANY FROM TIME TO TIME (AND PRIOR TO DELIVERY OF THE PROJECTIONS INCLUDED BELOW) FURNISHED TO THE PARENT OTHER PROJECTIONS THAT HAVE NOT BEEN INCLUDED HEREIN BECAUSE THEY WERE NOT MATERIAL TO THE TRANSACTION AND WERE LESS OPTIMISTIC THAN THE PROJECTIONS BELOW). THE FINANCIAL FORECASTS NECESSARILY MAKE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS, ACCESS TO MARKETS AND DISTRIBUTION CHANNELS, AVAILABILITY AND PRICING OF RAW MATERIALS, FOREIGN CURRENCY RATES AND OTHER MATTERS, ALL OF WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ONE CANNOT PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE FINANCIAL FORECASTS WILL BE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE FORECASTS. THE INCLUSION OF THIS FORWARD-LOOKING INFORMATION SHOULD NOT BE REGARDED AS FACT OR AN INDICATION THAT PARENT, THE PURCHASER, THE COMPANY OR ANYONE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE RESULTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF PARENT, THE PURCHASER OR THE COMPANY ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE FORECASTS AND THE COMPANY HAS MADE NO REPRESENTATION TO THE PARENT OR THE PURCHASER REGARDING THE FORECASTS.

($ in millions)

                                   JUNE 1996                                JULY 1997
                                LONG RANGE PLAN                          LONG RANGE PLAN
                         -----------------------------       ----------------------------------------
                         1996E       1997E      1998E        1996A       1997E      1998E      1999E
                         ------     -------     ------       ------     -------     ------     ------
PRODUCT SEGMENT
  Revenues.............  $1,101     $ 1,430     $1,560       $  992     $   929     $  914     $1,024
  EBIT.................      --         133        146           --          25          9         49
SERVICE SEGMENT
  Revenues.............     556         775      1,075          581         752        952      1,179
  EBIT.................      --          46         86           --          14         77        108
SOFTWARE SEGMENT
  Revenues.............      83         170        251           59         120        178        221
  EBIT.................      --          (8)        14           --         (19)        36         52
TOTAL
  Revenues.............  $1,740     $ 2,375     $2,886       $1,632     $ 1,801     $2,044     $2,424
  EBIT(1)..............      --         171        246           --          20        122        209

---------------

(1) 1997E and 1998E total EBIT in the June 1996 Long Range Plan excludes $54 and $55 of unallocated corporate expenses.

                           SPECIAL CAUTIONARY NOTICE
                      REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those projected in the statement. This Offer to Purchase contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. Such forward-looking statements are principally contained in this section and include, without limitation, the Company's expectation and estimates as to the Company's business operations, including the introduction of new products, future financial performance, including growth in net sales and earnings, cash flows from operations and capital expenditures. In addition, in this and other portions of this Offer to Purchase, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to the Company and its subsidiaries or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believe, estimated or expected. The Company does not intend to update these forward-looking statements.

     Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements and annual reports certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company's securities and any material interests of such persons in transactions with the Company, and certain other matters. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York 10048, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the World Wide Web at
<http://www.sec.gov> that contains reports, proxy statements and other information. The information also may be inspected at the offices of the AMEX, 8 Trinity Place, New York, New York 10006.

SECTION 8. CERTAIN INFORMATION CONCERNING THE PARENT AND THE PURCHASER.

  General

     The Parent is a corporation organized under the laws of Japan and is engaged in operations throughout the world. Its information technology business includes the development and manufacture of global servers, high performance computers (supercomputers), workstations, personal computers, peripherals and software, including networking, multimedia and internet software. The Parent's telecommunication business develops networking infrastructures, high-speed lines employing optical transmission, base station switching equipment for cellular phones, corporate information network systems, digital microwave products, and cellular phones. The Parent's electronic devices business develops and manufactures memory chips, including DRAMs and flash memory, custom logic integrated circuits, including CMOS and GaAs products, and flat panel displays. The Parent and its subsidiaries currently comprise the second largest computer maker and solution provider in the world. The Parent's world headquarters is located at: Marunouchi Center Building, 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100, Japan.

     The Purchaser is a corporation organized under the laws of Delaware and is presently a wholly owned subsidiary of the Parent. It is expected that, after the Merger, the Parent will own all of the outstanding capital stock of the Company as the surviving corporation of the Merger. The Purchaser was formed as an acquisition vehicle in connection with the Offer, the Merger and the Transactions and will be merged with and into the Company pursuant to the Merger. The Purchaser's registered business office is located at: c/o Morrison & Foerster LLP, 425 Market Street, San Francisco, California, 94105.

  Selected Financial Information

     Set forth below is certain selected consolidated financial information regarding the Parent. The financial information set forth below was prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

                                FUJITSU LIMITED
                    SELECTED CONSOLIDATED BALANCE SHEET DATA

                                                                         MARCH 31,
                                                           --------------------------------------
                                                             1996          1997           1997
                                                           ---------     ---------     ----------
                                                                                          U.S.
                                                                                        DOLLARS
                                                                     YEN               (THOUSANDS)
                                                                 (MILLIONS)
Current Assets...........................................  2,423,897     2,659,599     21,448,379
Investments and long-term loans..........................    623,479       651,243      5,251,960
Property, plant and equipment............................  1,124,917     1,261,276     10,171,580
Other assets.............................................    152,197       155,569      1,254,589
          TOTAL ASSETS...................................  4,324,490     4,727,687     38,126,508
                                                           ---------     ---------     ----------

Current Liabilities......................................  1,955,926     2,244,273     18,098,976
Long-term liabilities....................................  1,061,377     1,134,598      9,149,984
Minority interests in consolidated subsidiaries..........    157,788       167,326      1,349,403
Shareholders' equity.....................................  1,149,399     1,181,490      9,528,145
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.....  4,324,490     4,727,687     38,126,508
                                                           ---------     ---------     ----------

     The official accounting records of the Parent and its consolidated subsidiaries are maintained in Japanese Yen in accordance with the laws and regulations of Japan. For the convenience of the reader, the selected financial information of the Parent has been translated into U.S. dollars at the rate of 124 Yen per U.S. Dollar, which was the prevailing rate at March 31, 1997.

     Some of the material differences between Japanese and U.S. GAAP that relate to the selected financial information of the Parent are summarized below:

     (1) Accounting for Income Taxes. The selected financial information reflects deferred tax calculated in accordance with the liability method to recognize the effect of all temporary differences between the tax bases of assets or liabilities and their reported amounts in financial statements. U.S. GAAP (Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes") requires that deferred income taxes be recognized for temporary differences between the tax basis of the asset or liability and the reported amount in the financial statements, subject to a valuation allowance.

     (2) Capitalized Interest Costs. Under Japanese GAAP interest costs are generally not capitalized. U.S. GAAP (Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost") requires interest costs on certain indebtedness incurred to finance construction incurred during the construction period of certain assets to be capitalized as an asset.

     (3) Accounting for Pensions. U.S. GAAP (Statements of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions") requires pension costs to be recognized and computed as stipulated by this Statement. Japanese GAAP, supplemented by Japan Institute of Certified Public Accountants guidelines, prescribe that it is acceptable for a company to provide for financial statements purposes either the tax allowable limit or 100 percent of the voluntary retirement and severance liability, or the estimated liability computed under an acceptable actuarial cost or similar voluntary method. Accordingly, accounting practice may vary significantly as to the provision for the estimated liability for employee retirement and severance benefits.

     (4) Valuation of Inventory. Japanese GAAP allows inventories to be stated at cost, while U.S. GAAP requires all inventories to be valued at the lower of cost or market value.

     The name, citizenship, business address, principal occupation or employment and five-year employment history of each of the executive officers of the Purchaser and the Parent and each of the persons carrying out the functions in the Parent similar to that of a director and/or executive officer in a United States corporation are set forth in Schedule I hereto.

     Except as set forth in this Offer to Purchase, (i) none of the Purchaser, nor to the best of the Purchaser's or Parent's knowledge, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company or has had or has any transaction, contract, arrangement or understanding with any other person with respect to the Shares, and (ii) none of the Purchaser nor to the best knowledge of the Purchaser and the Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any Shares during the past 60 days.

     Except as set forth in this Offer to Purchase, none of the Purchaser or Parent, or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of the Purchaser or the Parent, or their respective subsidiaries, or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in
Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

SECTION 9. DIVIDENDS AND DISTRIBUTIONS.

     The Company agreed, pursuant to the Merger Agreement, that, prior to the Effective Time, unless the Parent otherwise consents in writing, neither the Company nor any Subsidiary will, among other things, (i) split, combine or reclassify any issued and outstanding shares of its capital stock; (ii) declare, set aside or pay any dividend or other distribution with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly owned Subsidiary); (iii) redeem, purchase, acquire or offer to acquire (or permit any Subsidiary to redeem, purchase, acquire or offer to acquire) any shares of its capital stock; or (iv) issue, sell, pledge, accelerate, modify the terms of or dispose of, or agree to issue, sell, pledge, accelerate, modify the terms of or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets (other than Shares pursuant to the purchase rights then outstanding under the Company Stock Purchase Plan and upon the exercise of currently outstanding Options). See "SPECIAL FACTORS -- The Merger Agreement."

SECTION 10. CERTAIN CONDITIONS TO THE OFFER.

     Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or pay for any Shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if:

          (1) at or prior to the expiration date of the Offer, the number of Shares validly tendered and not withdrawn, together with any Shares then owned by the Parent or the Purchaser, shall not satisfy the Minimum Condition;

          (2) at or prior to the expiration date of the Offer, (i) any applicable waiting period under the HSR Act or the applicable laws and regulations of the European Community shall not have expired or been terminated, (ii) the review period under the Exon-Florio Act shall not have expired, or the notice of determination not to investigate, or to take no action, under the Exon-Florio Act, in form satisfactory to the Parent's counsel, shall not have been given, (iii) the approval of the U.S. Department of Defense pursuant to the National Industrial Security Program shall not have been obtained, (iv) any applicable period under the Competition Act (Canada) shall not have expired or been terminated (unless a certificate satisfactory to the Parent shall have been issued under
     Section 102 of that Act), or (v) any requisite approval of the European Commission or the Bank of Japan shall not have been obtained; or

          (3) at any time prior to acceptance for payment of or payment for Shares, any of the following events or conditions shall occur or exist:

             (a) there shall have been instituted or be pending any action or proceeding by any governmental authority, whether or not having the force of law, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser, the Parent or any affiliate of the Parent or the consummation by the Purchaser or the Parent of any other Transaction, or seeking to obtain damages in connection with any Transaction, (ii) seeking to restrain or prohibit the Parent's or the Purchaser's full rights of ownership or operation (or that of the Parent's subsidiaries or affiliates) of any portion of the business or assets of the Company or any of its Subsidiaries, or of the Parent or any of its subsidiaries, or any of their respective affiliates, or to compel the Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or any of its Subsidiaries or of the Parent or any of its subsidiaries or any of their respective affiliates, (iii) seeking to impose material limitations on the ability of the Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by the Parent or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise, in the judgment of the Parent or the Purchaser, is likely to materially adversely affect the Company or any of the Subsidiaries or the Parent or any of its subsidiaries or affiliates; or

             (b) there shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Parent or the Purchaser or any other subsidiary or affiliate of the Parent, the Company or any of its Subsidiaries or the Offer, the acceptance for payment of or payment for any Shares, the Merger or any other Transaction, by any governmental authority (other than the application of the routine waiting period provisions of the HSR Act and the Exon-Florio Act), that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in paragraph (a) above; or

             (c) an event shall have occurred that has had or could reasonably be expected to have a material adverse effect on the business, assets, condition (financial or other) or operating results of the Company and its Subsidiaries, taken as a whole, other than the effects of (A) the announcement of the Transactions, (B) general economic conditions, or
        (C) conditions that are generally applicable to the business segments in which the Company conducts business (a "Material Adverse Effect"); or

             (d) there shall have occurred (i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) which is material to the Transactions on the extension of credit by lending institutions in the United States or Japan, (iii) any limitation (whether or not mandatory) which is material to the Transactions by any governmental authority on the extension of credit by banks or other financial institutions, (iv) the commencement of a war or material armed hostilities directly or indirectly involving the United States or Japan or otherwise having a significant adverse effect on the functioning of the financial markets in the United States or Japan, (v) any significant change in the United States or Japanese currency exchange rates or suspension of the markets therefor (whether or not mandatory) which is material to the Transactions or the imposition of, or any significant change in, any currency or exchange control laws in the United States or Japan which is material to the Transaction, or (vi) any limitation by any governmental authority that is likely to materially and adversely affect the financing of the Offer or the Merger; or

             (e) it shall have been publicly disclosed or the Parent or the Purchaser shall have otherwise learned that any Third Party shall have entered into a definitive agreement or an agreement in principle with respect to an Alternative Transaction; or

             (f) the Disinterested Board (i) shall have withdrawn, or modified or changed in a manner adverse to the Parent or the Purchaser (including by amendment of the Schedule 14D-9), its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) shall have recommended an Alternative Transaction, or (iii) upon request of the Parent or the Purchaser, shall have failed to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

             (g) the Company shall have breached or failed to perform in any respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any respect when made or at any time prior to consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of a certain date, which shall be true as of such date), and in either case the effect thereof shall have had or could reasonably be expected to have a Material Adverse Effect on the Company; or

             (h) the Merger Agreement shall have been terminated in accordance with its terms or amended in accordance with its terms to provide for such termination or amendment of the Offer.

     The foregoing conditions are for the sole benefit of the Parent and the Purchaser and may be asserted or waived by the Parent or the Purchaser, regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time in its sole discretion. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

SECTION 11. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the SEC, neither the Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or the Merger or (ii) any approval or other action by or with any governmental authority required to be made or obtained by the Parent or the Purchaser in connection with the acquisition or ownership of the Shares pursuant to the Offer by the Purchaser, except (a) filings pursuant to the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder and state securities and blue sky laws, (b) the notice of foreign investment required to be filed with the Bank of Japan pursuant to the Japan Foreign Exchange Control Act and the notices to be filed with the Tokyo, Osaka and Nagoya stock exchanges, and (c) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not materially adversely affect the ability of the Parent or the Purchaser to consummate the Transactions.

     Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or the Parent or that certain parts of the businesses of the Company, the Purchaser or the Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions related to the matters discussed in this
Section 11. See Section 10.

     Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a fifteen calendar day waiting period following the required filing. Each of the Purchaser (on behalf of the Parent) and the Company filed a Notification and Report Form with respect to the Offer on August 1 and 4, 1997, respectively. Accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on August 16, 1997, unless the Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such fifteen day period, either the Antitrust Division or the FTC requests additional information or material from the Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer. See Section 10.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Parent or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances.

     Based upon an examination of publicly available information relating to the businesses in which the Parent and the Company are engaged, the Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 10 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     Exon-Florio Act. The Exon-Florio Act applies to all acquisitions proposed or pending on or after August 23, 1988, by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The Exon-Florio Act empowers the President of the United States to prohibit or suspend mergers, acquisitions or takeovers by or with foreign persons if the President finds, after investigation, credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security.

     The President has designated The Committee on Foreign Investment in the United States ("CFIUS") as the agency authorized under the Exon-Florio Act to receive notices and other information, to determine whether investigations should be undertaken and to make investigations. Any determination by CFIUS that an investigation is called for must be made within thirty days after its acceptance of written notification concerning a proposed transaction. In the event that CFIUS determines to undertake an investigation, such investigation must be completed within forty-five days after such determination. Upon completion or termination of any such investigation, CFIUS must report to the President and present its recommendation. The President then has fifteen days in which to suspend or prohibit the proposed transaction or to seek other appropriate relief. In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Exon-Florio Act and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. Such findings are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Act. The Exon-Florio Act does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted to CFIUS, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Act, unless it is determined that CFIUS does not have jurisdiction over the transaction.

     The Purchaser (on behalf of the Parent) and the Company made a filing under the Exon-Florio Act on August 1, 1997. Accordingly, CFIUS must determine by August 31, 1997 whether an investigation is called for. There can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to the Purchaser, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     National Industrial Security Program. The Company sells certain products and services to the U.S. Department of Defense ("DoD") and the U.S. military services and is subject to the provisions of the National Industrial Security Program ("NISP") regarding the maintenance of certain security clearances for its personnel. The NISP is administered by the Defense Investigative Service ("DIS") of the DoD. DIS previously determined that the Company is subject to foreign ownership, control and influence ("FOCI") due to the Parent's existing ownership interest in the Company. In order to maintain its personnel security clearances under the NISP, the Company was required to put measures in place in 1981 intended to mitigate this FOCI as required and approved by the DIS. These measures include establishing a separate wholly-owned subsidiary, Amdahl Federal Service Corporation ("AFSC"), to provide product sales, consulting and maintenance services to the DoD and military services. AFSC is subject to a Voting Trust Agreement, pursuant to which control of AFSC is vested in certain independent trustees and the Company may not exercise control over AFSC. Although the Parent and the Purchaser are not aware of additional filings that are required under the NISP, there can be no assurance that the DIS will approve the continuation of such Voting Trust Agreement. In the event that DIS does not approve of the effect on AFSC of the transactions contemplated by the Merger Agreement, it may withdraw the security clearances currently held by AFSC personnel and AFSC may not be permitted to provide product sales, consulting and maintenance services to DoD and the military services.

     Competition Act and Investment Canada Act. According to the Company's 1996 10-K, the Company conducts certain operations in Canada. Certain provisions of Canada's Competition Act require pre-notification to the Director of Investigation and Research appointed under the Competition Act (the "Canadian Director") of the acquisition or establishment, direct or indirect, of control over or a significant interest in the whole or part of the business of a competitor, supplier, customer or other person where certain size of parties and size of transaction thresholds are exceeded. Where a short form filing is made, the parties must wait seven days before completing the transaction. In the case of a long form filing, the waiting period is twenty-one days. Where a short form notification is submitted, the Canadian Director may, within the seven day waiting period, require a long form to be provided, in which case a fresh long form waiting period will apply. These time periods may be reduced by the Canadian Director. Exemptions from mandatory prenotification include where the Canadian Director has issued an advance ruling certificate ("ARC") and the merger is substantially completed within one year after the issuance of the ARC. During the aforementioned waiting periods, the Canadian Director may apply to the Competition Tribunal, a special purpose Canadian Tribunal, for an interim order forbidding the completion or implementation of the proposed merger if the proposed merger is reasonably likely to prevent or lessen competition substantially and, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition.

     At any time within three years of the completion of a transaction, the Canadian Director may challenge it by applying to the Competition Tribunal unless, as described below, an ARC has been obtained. Upon such application, if the Competition Tribunal finds that a merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially, it may, among other things, order the disposition of the Canadian assets acquired in such transaction.

     An ARC may be issued by the Canadian Director if he is satisfied that there are insufficient grounds to challenge the merger. Where an ARC has been issued by the Canadian Director, there is no requirement to meet the prenotification requirements and no application may be brought by the Canadian Director to the Competition Tribunal, either before or after completion of the transaction, so long as the transaction is completed on the same facts, or substantially the same facts, as described in the application for the ARC. The Parent filed an application for an ARC on July 31, 1997, although there can be no assurance that an ARC will be issued, and intends to file any additional required notice and information with respect to its proposed acquisition and, to the extent necessary, observe any applicable waiting periods.

     The Investment Canada Act (the "ICA") requires that notice of the acquisition of "control" (as defined in the ICA) by "non-Canadians" (as defined in the ICA) of any "Canadian business" (as defined in the ICA) be furnished to Investment Canada, a Canadian governmental entity. The acquisition of Shares by the Purchaser pursuant to the Offer may constitute an indirect acquisition of a "Canadian business" within the meaning of the ICA. The Purchaser intends to file any notice required under the ICA.

     European Union Regulation. According to Company's 1996 10-K, the Company conducts substantial operations in the European Union (the "EU"). Regulation 4064/89 of the European Union (the "Merger Regulation") and Article 57 of the European Economic Area Agreement require that concentrations with a "Community dimension" be notified in prescribed form to the European Commission of the European Communities (the "European Commission") for review and approval prior to being put into effect. In such cases, the European Commission will, with certain exceptions, have exclusive jurisdiction to review the concentration, as opposed to the individual countries within the EU.

     The Parent filed a notification with the European Commission in accordance with the Merger Regulation on August 4, 1997. Transactions subject to the filing requirements of the Merger Regulation are suspended automatically until three weeks after receipt of the notification. The European Commission may extend the suspension period for such period as it finds necessary to make a final decision on the legality of the transaction. However, in the case of a public bid, the bidder may acquire shares of the target company during the suspension period (provided that the transaction has been duly notified to the European Commission), but may not vote such shares until after the end of the suspension period unless the European Commission grants permission to do so in order to maintain the full value of the bidder's investment.

     The European Commission must decide whether to initiate proceedings within one month after the receipt of the notification, subject to certain extensions for EU holidays if the information to be supplied with the notification is incomplete or if an individual country has requested a referral of the transaction (or part of it). If proceedings are initiated, the European Commission must reach a decision in the proceedings within four months of the commencement of the proceedings. During this period, the Purchaser may modify the transactions contemplated to remove any serious doubts of the Commission as to the compatibility of the transactions with the common market. If the European Commission fails to reach a decision within either of these time periods the transaction will be deemed to be compatible with the common market. If the European Commission declares the Offer to be incompatible with the common market, it may prevent the consummation of the transaction, order a divestiture if the transaction has already been consummated, or impose conditions or other obligations.

     Other Foreign Laws. The Company's 1996 10-K indicates that Company and certain of its Subsidiaries conduct business in other foreign countries outside Canada and the EU where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. After commencement of the Offer, the Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable. If any government or governmental authority or agency takes any action prior to the completion of the Offer that, in the sole judgment of the Purchaser, might have certain adverse effects, the Purchaser will not be obligated to accept for payment or pay for any Shares tendered. See Section 10.

     State Takeover Statutes. The Company is incorporated under the laws of Delaware. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (generally defined as a person who owns or has the right to acquire 15% or more of a corporation's voting stock, or an associate or affiliate thereof) from engaging in a "Business Combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless, among other things, before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination. The Parent became an Interested Stockholder more than three years prior to the anticipated date of expiration of the Offer and, additionally, the Company Board, acting through the Disinterested Board, has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the other Transactions (see "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company" and "SPECIAL FACTORS -- Recommendation of the Company's Board of Directors; Fairness of the Offer and the Merger"). Accordingly, Section 203 is inapplicable to the transactions, including the Purchaser's acquisition of Shares pursuant to the Offer.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 10.

     Litigation. Shortly after the July 30, 1997 public announcement that the Parent proposed to acquire those Shares of the Company that it did not already own, several putative class actions were filed in the Delaware Court of Chancery and in the California Superior Court for the County of Santa Clara challenging the fairness of the proposed transaction to Company stockholders. Cases filed in the Delaware Court of Chancery as of August 1, 1997 are: Lopez v. Amdahl Corp., et al. (Civ. Act. No. 15833NC), filed July 30, 1997; Kaltman v. Lewis, et al. (Civ. Act. No. 15834NC), filed July 30, 1997; Uzzo v. Lewis, et al. (Civ. Act. No. 15837), filed July 31, 1997; O'Shea v. Kojima, et al. (Civ. Act. No. 15838), filed July 31, 1997; Gachot & Gachot, Inc. v. Amdahl Corp., et al. (Civ. Act. No. 15839), filed July 31, 1997; Crandon Capital Partners v. Lewis, et al. (Civ. Act. No. 15840), filed July 31, 1997; Bodakian v. Amdahl Corp., et al. (Civ. Act. No. 15841), filed July 31, 1997; McCeady v. Amdahl Corp. (Civ. Act. No. 15845), filed July 31, 1997; Zicherman v. Lewis, et al. (Civ. Act. No. 15847NC), filed August 1, 1997 and Halebian v. Lewis, et al. (Civ. Act. No. 15850NC), filed August 1, 1997. Cases filed in the California Superior Court for the County of Santa Clara as of August 1, 1997 are: Lacoff v. Amdahl Corp., et al. (Case No. CV767860), filed July 30, 1997; and Silverman v. Amdahl Corp., et al. (Case No. CV767896), filed August 1, 1997.

     In substance, the complaints allege that because of the Parent's ownership of approximately 42% of the Company, the relationship between the Parent and the Company and the alleged control of the Parent over the Company's officers and directors, the Parent dictated the terms of the transaction and that those terms do not reflect the fair value of the Company. The complaints also allege that the defendants -- the Parent, the Company and several individuals serving as officers or directors of one or more of those companies -- possess material non-public information regarding the fair value of the Company and breached their fiduciary and other duties to the public stockholders of the Company by failing to take adequate steps to determine the fair value of the Company or to condition the Offer on acceptance by holders of a majority of the Shares held by persons other than the Parent and its affiliates. The relief sought by the plaintiffs includes an injunction against the acquisition of Shares by the Parent; an injunction requiring that certain steps be taken to evaluate the value of the Company; a declaration that defendants have breached their fiduciary and other duties; an accounting for damages; compensatory and/or rescissionary damages; costs of suit; and attorneys' and experts' fees in unspecified amounts. The Parent and the Purchaser believe, and understand that the Company believes, that all of these suits are without merit and intend, and understand that the Company intends, to vigorously defend such suits.

SECTION 12. FEES AND EXPENSES.

     The Parent and the Purchaser have retained Lehman Brothers to act as the Dealer Manager and to provide certain financial advisory services. The Parent has agreed, pursuant to an engagement letter dated as of June 30, 1997 (the "Engagement Letter"), to pay Lehman Brothers certain fees for such services, and to reimburse Lehman Brothers for certain expenses and to indemnify Lehman Brothers against certain liabilities, as described above under "SPECIAL
FACTORS -- Report of Financial Advisor to the Parent."

     The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will be paid reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     The Purchaser has retained The Bank of New York as the Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will be paid reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     It is estimated that the expenses incurred in connection with the Offer and the Merger will be approximately as set forth below:

        Financial Advisor Fees and Expenses............................     $3,925,000
        Accounting.....................................................        550,000
        Legal Fees.....................................................      1,300,000
        Printing Costs.................................................        200,000
        Filing Fees....................................................        230,000
        Advertising....................................................        100,000
        Miscellaneous (including Depositary and Information Agent fees
          and expenses)................................................        165,000
                                                                             ---------
        Total..........................................................     $6,470,000
                                                                             =========

     Except as set forth above, the Purchaser and Parent will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request only, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

SECTION 13. MISCELLANEOUS.

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     The Parent and the Purchaser have filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer. The Parent, the Purchaser and the Company have filed with the SEC the Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth the Company's recommendation with respect to the transaction. Such
Schedule 14D-1, Schedule 13E-3 and Schedule 14D-9, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the SEC).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PARENT OR THE PURCHASER OTHER THAN AS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PURCHASER OR THE PARENT.

                          Fujitsu International, Inc.

                                 August 5, 1997

                                   SCHEDULE I

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                        OF THE PARENT AND THE PURCHASER

     Directors and Executive Officers of the Parent. The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer of the Parent and each person carrying out functions in the Parent similar to that of a director in a United States corporation. All of the persons listed below are citizens of Japan. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with the Parent. The business address of each of the persons listed below is Fujitsu Limited, Marunouchi Center Building, 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100 Japan, unless otherwise set forth below.

                               PRESENT OCCUPATION OR             MATERIAL POSITIONS HELD
           NAME                      EMPLOYMENT                 DURING THE PAST FIVE YEARS
---------------------------  --------------------------  ----------------------------------------
Tadashi Sekizawa             President and               Same as current employment.
                             Representative Director

Naoyuki Akikusa              Executive Vice President    1996, Member of Steering Committee of
                                                         High Reliability Program, President,
                                                         Systems Business Group, President, ITS
                                                         Business Group, President, Large-Scale
                                                         Projects Promotion Headquarters, (Branch
                                                         & Store Systems Business Group); 1995,
                                                         (Western Region Sales); 1994-1995,
                                                         President, Kansai Regional Sales Group;
                                                         1992, (Systems Engineering), President,
                                                         Systems Business Group, President,
                                                         Large-Scale Projects Promotion
                                                         Headquarters, President, Sevilla EXPO 92
                                                         Group.

Michio Naruto                Executive Vice President    1997, President, External Affairs Group;
                                                         1996, Disposal of Large-Scale Projects
                                                         Promotion Headquarters; 1995-1997,
                                                         (Strategic Products Export Control
                                                         Headquarters), (Legal & Industry
                                                         Relations), (ICL Business Group); 1994-
                                                         1997, President, China Project Promotion
                                                         Group; 1994-1996, Member of Large-Scale
                                                         Projects Promotion Headquarters,
                                                         (External Affairs Division, Computers),
                                                         (External Affairs Division,
                                                         Telecommunications); 1994, President,
                                                         Strategic Products Export Control
                                                         Headquarters; 1992-1994, President,
                                                         Legal & Industry Relations, President,
                                                         ICL Business Group; 1992, Executive Vice
                                                         President, Strategic Products Export
                                                         Control Headquarters.

                               PRESENT OCCUPATION OR             MATERIAL POSITIONS HELD
           NAME                      EMPLOYMENT                 DURING THE PAST FIVE YEARS
---------------------------  --------------------------  ----------------------------------------

Takeshi Maruyama             Executive Vice President    1997, President, Network Business Group;
                                                         1996-1997, (Corporate Manufacturing
                                                         Systems Engineering Group), (Information
                                                         Processing); 1996, (Network Business
                                                         Group), Disposal of Long-Scale Projects
                                                         Promotion Group; 1994-1996, President,
                                                         Client-Server Business, Member of Long-
                                                         Scale Projects Promotion Group; 1995,
                                                         (Personal Systems Business), (Open
                                                         Systems Group); 1994, Senior Vice
                                                         President, Fujitsu, Ltd.; 1992,
                                                         Executive Vice President Systems
                                                         Business Promotion Group.

Masuo Tanaka                 Executive Vice President    1995, (Sales), President, Customer
                                                         Satisfaction Group, President, Sales
                                                         Group, Banking, Insurance & Securities;
                                                         1996, (Sales), President, Customer
                                                         Satisfaction Group, President, Sales
                                                         Group, Banking, Insurance & Securities;
                                                         1995, President, Administration &
                                                         Business Promotion Group, Electronic
                                                         Devices; 1994-1995 (Electronic Devices),
                                                         (Kawasaki Plant), (LCD Group); 1994,
                                                         Executive Vice President, Strategic
                                                         Products Export Control Headquarters,
                                                         President, Logic LSI Group; 1993,
                                                         General Manager, Business Development;
                                                         1992-1993, President, International
                                                         Computer Business, President, Strategic
                                                         Products Export Control Headquarters,
                                                         Executive Vice President, International
                                                         Telecommunications Business, Executive
                                                         Vice President, Computer Products
                                                         Business Group; 1992, Executive Vice
                                                         President, Sevilla EXPO 92 Group.

Keizo Fukagawa               Executive Vice President    1992-1996, Chief Financial Officer;
                             and Chief Financial         1994, Senior Vice President, Fujitsu,
                             Officer                     Ltd.; 1992, Member of the Board.

Michio Fujisaki              Executive Vice President    1997, President, Steering Committee of
                                                         High Reliability Program; 1996-1997,
                                                         (Communications Systems), President,
                                                         Communications Systems Group, (Space
                                                         Technology Development Group), (Kawasaki
                                                         Research & Manufacturing Facilities),
                                                         (Defense Systems Group), (Integrated
                                                         Information Network Systems Group);
                                                         1994-1997, President, Telecommunication
                                                         Network Systems Group; 1995, Steering
                                                         Committee of High Reliability Program;
                                                         1994, Senior Vice President, Fujitsu,
                                                         Ltd., Executive Vice President,
                                                         Communication Systems Group; 1992,
                                                         President, Telecommunication Network
                                                         Systems Group, Executive Vice President,
                                                         Communication Systems Group.

                               PRESENT OCCUPATION OR             MATERIAL POSITIONS HELD
           NAME                      EMPLOYMENT                 DURING THE PAST FIVE YEARS
---------------------------  --------------------------  ----------------------------------------
Takamitsu Tsuchimoto         Executive Vice President    1997, President, CAD Group, President,
                             (Electronic Devices)        Administration & Business Promotion
                                                         Group, Electronic Devices, (LCD Group);
                                                         1996, (Electronic Devices), President,
                                                         Administration & Business Promotion
                                                         Group, Electronic Devices, (LCD Group);
                                                         1994-1996, President, CAD Group; 1996,
                                                         Senior Vice President, Fujitsu, Ltd.;
                                                         1995, President, Steering Committee of
                                                         High Reliability Program; September
                                                         1994-1995, President, Logic LSI Group;
                                                         June 1994, Executive Vice President,
                                                         Logic LSI Group; 1992, Member of the
                                                         Board, President, Technology Group,
                                                         Member of Large-Scale Projects Promotion
                                                         Group.

Yuzuru Abe                   Senior Vice President       1996, General Manager, CALS Project
                                                         Promotion Division; 1994-1996,
                                                         President, Management Information
                                                         Systems Group, (Procurement); 1992,
                                                         President, Management Information
                                                         Systems Group.

Ryuzo Kawakami               Senior Vice President       1996, President, Kansai Regional Sales
                                                         Group; 1995, Industries; 1994-1995,
                                                         President, Customer Satisfaction Group,
                                                         President, Sales Group; 1993, Executive
                                                         Vice President, Sales Group; 1992-1993,
                                                         Member of Large-Scale Projects Promotion
                                                         Headquarters, President, Marketing
                                                         Group.

Hiroaki Sakai                Senior Vice President       1997, President, ICL Business Group;
                                                         1996-1997, President, Network Service
                                                         Business Group, Executive Vice
                                                         President, Software & Service Business
                                                         Promotion Group; 1996, Executive Vice
                                                         President, Systems Business Group,
                                                         Executive Vice President, Large-Scale
                                                         Projects Promotion Headquarters; 1994,
                                                         Executive Vice President, Systems
                                                         Integration Group, Executive Vice
                                                         President Large-Scale Projects Promotion
                                                         Headquarters; 1992, Executive Vice
                                                         President, Systems Engineering Group,
                                                         Executive Vice President, International
                                                         Computer Systems Group.

Toru Katsurada               Senior Vice President       1996, Senior Vice President; 1995-1996,
                                                         President, Eastern-Japan Regional Sales
                                                         Group; 1992-1995, Member of the Board;
                                                         1994, (Personnel, Employee Relations,
                                                         Personnel Development, General Affairs,
                                                         Public Relations); 1993, (Public
                                                         Relations, General Affairs, Personnel,
                                                         Employee Relations), General Manager,
                                                         Corporate Planning Division; 1992,
                                                         (Personnel, Personnel Development,
                                                         General Affairs, Public Relations),
                                                         General Manager, Personnel Division.

                               PRESENT OCCUPATION OR             MATERIAL POSITIONS HELD
           NAME                      EMPLOYMENT                 DURING THE PAST FIVE YEARS
---------------------------  --------------------------  ----------------------------------------
Akira Takashima              Senior Vice President       1997, President, External Affairs Group;
                                                         1996, Corporate Adviser, Nihon Research
                                                         Institute, and Corporate Adviser, The
                                                         Sumitomo Marine & Fire Insurance Co.,
                                                         Ltd.; 1995, Corporate Adviser, The
                                                         Mechanical Social Systems Foundation;
                                                         1994, Director General, Patent Office,
                                                         Ministry of International Trade and
                                                         Industry; 1993, Director, Environment
                                                         Protection and Industrial Location
                                                         Bureau, Ministry of International Trade
                                                         and Industry; 1992, Director, Industrial
                                                         Policy Bureau, Ministry of International
                                                         Trade and Industry.

Yoshiro Yoshioka             Senior Vice President       1996-1997, President, Computer Systems
                                                         Group; 1994-1997, HAL Computer Systems,
                                                         Inc., President & CEO, Acting Chairman
                                                         (US resident); 1992-1996, Member of the
                                                         Board; 1992-1995, President, Open
                                                         Systems Group; 1995 Member of Steering
                                                         Committee of High Reliability Program;
                                                         1992, General Manager, Open Systems
                                                         Business Promotion Division.

Kazunari Shirai              Senior Vice President       1996-1997, President, LSI Manufacturing
                                                         Group; 1993-1996, Member of the Board;
                                                         1994-1995, President, Memory Devices
                                                         Group, Executive Vice President, Logic
                                                         LSI Group; 1995, Member of Steering
                                                         Committee of High Reliability Program;
                                                         1994, President, Devices Group; Senior
                                                         Vice President, Logic LSI Group; 1993,
                                                         President, Administration & Business
                                                         Promotion Group, Electronic Devices;
                                                         1992, General Manager, Process Division,
                                                         Product Group, Electronic Devices; Basic
                                                         Process Development Division.

Tatsuhiko Otaki              Senior Vice President       1996-1997, President, Information
                                                         Processing Administration Group;
                                                         1994-1996, Member of the Board;
                                                         1994-1995, Executive Vice President,
                                                         Information Processing Administration
                                                         Group; 1995, Member of Steering
                                                         Committee of High Reliability Program;
                                                         1992, Senior Vice President, Information
                                                         Processing Administration Group (in
                                                         charge of Management & Administration),
                                                         General Manager, Administration
                                                         Division, Personal Systems Business
                                                         Group.

                             PRESENT OCCUPATION OR              MATERIAL POSITIONS HELD
          NAME                     EMPLOYMENT                  DURING THE PAST FIVE YEARS
-------------------------  -------------------------- --------------------------------------------
Yoshihiko Nakazato         Director                   1995-1997, Member of the Board; 1991-1995,
                                                      Auditor of Fujitsu Limited; 1992-1995,
                                                      President and Representative Director of
                                                      Fuji Electric Co., Ltd.; 1987-1991,
                                                      Executive Vice President and Representative
                                                      Director of Fuji Electric Co. Ltd.
Kazuto Kojima              Director                   1994-1997, Member of the Board; 1996-1997,
                                                      President, Marketing Group, President,
                                                      International Computer Business Group; 1994,
                                                      President, Corporate Marketing and Strategy,
                                                      President, Digital Media Group; 1993,
                                                      General Manager, Corporate Marketing and
                                                      Strategy; 1992, General Manager, ICL
                                                      Business Group, Business Development
                                                      Division, General Manager, International
                                                      Computer Systems Group, Marketing Division,
                                                      General Manager, International Computer
                                                      Systems Group, Business Development
                                                      Division.
Hiroshi Oshima             Director                   1994-1997, Member of the Board, President,
                                                      Western-Japan Regional Sales Group;
                                                      1992-1993, General Manager, Kyushu Branch,
                                                      Western-Japan Regional Sales Group; 1992,
                                                      Fujitsu Isotec Limited.
Yuji Hirose                Director                   1994-1997, Member of the Board; 1996-1997,
                                                      President, Systems Engineering Group; 1996,
                                                      Disposal of Large-Scale Projects Promotion
                                                      Headquarters; 1994-1995, Group President,
                                                      Branch & Store Systems Business Group; 1995,
                                                      Member of Steering Committee of High
                                                      Reliability Program; 1992, General Manager,
                                                      Eastern Japan Regional Systems Engineering
                                                      Division, Systems Engineering Group.
Tatsuzumi Furukawa         Director                   1994-1997, Member of the Board; 1996-1997,
                                                      President, Application Software Business
                                                      Group, Executive Vice President, Software
                                                      Group; 1994- 1997, President, Multimedia
                                                      Business Development Group; 1993-1995,
                                                      President, Middleware Group; 1994-1995,
                                                      Executive Vice President, Systems Business
                                                      Group, Member of Large-Scale Projects
                                                      Promotion Headquarters; 1995, Member of
                                                      Steering Committee of High Reliability
                                                      Program; 1993, General Manager, Multimedia
                                                      Business Development Division; 1992-1993,
                                                      President, Program Products Group, General
                                                      Manager, Global Product Promotion Division,
                                                      General Manager, Software Support Division;
                                                      1992, President, Program Products Group,
                                                      General Manager, Global Product Promotion
                                                      Division.
Akio Moridera              Director                   1995-1997, Member of the Board, President,
                                                      Mobile Communication & Wireless Systems
                                                      Group, Executive Vice President, China
                                                      Project Promotion Group; 1996-1997, Member
                                                      of ITS Business Group; 1993-1995, Member of
                                                      Steering Committee of High Reliability
                                                      Program, Senior Vice President, China
                                                      Project Promotion Group, Senior Vice
                                                      President, Telecommunications Network
                                                      Systems Group (In Charge of Switching
                                                      Systems); 1993, Senior Vice President,
                                                      Integrated Communications Systems Group.

                             PRESENT OCCUPATION OR              MATERIAL POSITIONS HELD
          NAME                     EMPLOYMENT                  DURING THE PAST FIVE YEARS
-------------------------  -------------------------- --------------------------------------------
Tadayasu Sugita            Director                   1995-1997, Member of the Board, President,
                                                      Personal Systems Business Group; 1995,
                                                      General Manager, Global Marketing &
                                                      Strategic Planning Division, Member of
                                                      Steering Committee of High Reliability
                                                      Program; 1994, Senior Vice President,
                                                      Personal Systems Business Group (In Charge
                                                      of Development); 1992, Pocket Computers
                                                      Inc., (President & CEO)
Takashi Takaya             Director                   1995-1997, Member of the Board; 1996-1997,
                                                      (Finance & Accounting), President, Corporate
                                                      Marketing and Strategy; 1995, General
                                                      Manager, Finance Division, General Manager,
                                                      Accounting Division, General Manager,
                                                      Subsidiaries Administration Division; 1993,
                                                      President, Administration & Business
                                                      Promotion Group, Electronic Devices.
Ryusuke Hoshikawa          Director                   1996-1997, Member of the Board, Group
                                                      President, LSI Products Group; 1996, Member
                                                      of Steering Committee of High Reliability
                                                      Program; 1996, President, Logic LSI Group;
                                                      1994, Senior Vice President, Logic LSI Group
                                                      (In Charge of Product); 1992, General
                                                      Manager, System LSI & ASIC Design Division
                                                      Product Group, Electronic Devices.
Junji Maeyama              Director                   1996-1997, Member of the Board; 1997, Group
                                                      President, Software Group; 1996, Member of
                                                      Steering Committee of High Reliability
                                                      Program; 1996, President, Logic LSI Group,
                                                      Member of Large-Scale Projects Promotion
                                                      Group; 1995, Senior Vice President; 1994,
                                                      General Manager; 1992, General Manager.
Hiroya Madarame            Director                   1996-1997, Member of the Board, Executive
                                                      Vice President, Systems Engineering Group;
                                                      1993-1994, General Manager, System
                                                      Engineering Div. I, Systems Integration
                                                      Group; 1992, General Manager, Insurance &
                                                      Securities Systems Engineering Div., Systems
                                                      Engineering Group.
Masaru Takei               Director                   1996-1997, Member of the Board, President,
                                                      Sales Group Industries; 1996, President,
                                                      Sales Group, Distribution & Information
                                                      Systems; 1992-1994, General Manager, System
                                                      Engineering Div. II, Systems Integration
                                                      Group; 1992, General Manager, System
                                                      Engineering Div. II, Systems Integration
                                                      Group.
Tatsushi Miyazawa          Director                   1996-1997, Member of the Board, Executive
                                                      Vice President, Computer Systems Group;
                                                      1996, Member of Steering Committee of High
                                                      Reliability Program, Member of Large-Scale
                                                      Projects Promotion Program, Senior Vice
                                                      President, HPC Group, General Manager, DIPS
                                                      in 21, Information Processing Administration
                                                      Group; 1994-1996, Senior Vice President,
                                                      Global Server Systems Group; 1994, Assistant
                                                      Manager, HPC Group, General Manager DIPS in
                                                      21, Information Processing Administration
                                                      Group; 1992, General Manager, Mainframe Div.
                                                      Computer Systems Group, General Manager,
                                                      DIPS in 21, Information Processing
                                                      Administration Group.

                             PRESENT OCCUPATION OR              MATERIAL POSITIONS HELD
          NAME                     EMPLOYMENT                  DURING THE PAST FIVE YEARS
-------------------------  -------------------------- --------------------------------------------
Kazuo Murano               Director                   1997, Member of the Board; 1996-1997,
                                                      Executive Vice President, Telecommunication
                                                      Network Systems Group; 1996, General
                                                      Manager, Optical Access Systems Div.
                                                      Telecommunication Network Systems Group;
                                                      1995, General Manager, Access Network
                                                      Systems Div. Mobile Communication & Access
                                                      Systems Group; 1993-1995, Member of
                                                      Multimedia Business Development Group; 1993-
                                                      1994, General Manager, Technology Div.
                                                      Fujitsu Laboratories, Inc.; 1993, Member of
                                                      Multimedia Business Development Div.,
                                                      Middleware Group; 1993, General Manager,
                                                      Technology Div. Multimedia Systems
                                                      Laboratories, Fujitsu Laboratories Inc.,
                                                      Program Products Group, Vice General
                                                      Manager, Communication and Space Division,
                                                      Fujitsu Laboratories, Kawasaki, Fujitsu
                                                      Laboratories, Ltd.
Isao Suzuki                Director                   1997, Member of the Board; 1996-1997
                                                      President, Tokyo Regional Sales Group,
                                                      Executive Vice President, Marketing Group;
                                                      1996, Executive Vice President, Systems
                                                      Engineering Group; 1995, General Manager,
                                                      Tokyo Branch, Metropolitan Area Sales
                                                      Headquarters; 1992-1994, General Manager,
                                                      Sales Div. Distribution & Service, Sales
                                                      Group.
Noboru Ogi                 Director                   1997, Member of the Board; 1994-1997,
                                                      President, Technology Group; 1995, Member of
                                                      Steering Committee of High Reliability
                                                      Program.

     Directors and Executive Officers of the Purchaser. The directors of the Purchaser are Mr. Kazuto Kojima and Mr. Takashi Takaya. Mr. Kojima is the President of the Purchaser and Mr. Takaya is the Chief Financial Officer of the Purchaser. Both Mr. Kojima and Mr. Takaya are directors or executive officers of the Parent, and additional information regarding them is provided above. The Secretary of the Purchaser is Mr. Toshio Matsuoka. Mr. Matsuoka's business address is Fujitsu Limited, 1-1, Kamikodana 4-chome, Nakahara-ku, Kawasaki 211-28, Japan. Mr. Matsuoka is a citizen of Japan. Mr. Matsuoka is a manager in the Parent's legal department and has served in such capacity for at least five years.

                                  SCHEDULE II

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

     The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each director and executive officer of the Company. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with the Company. Except as otherwise indicated, each of the persons listed below is a citizen of the United States of America. The business address of each individual is the principal executive offices of the Company, which are located at Amdahl Corporation, 1250 East Arques Avenue, Sunnyvale, California 94086.

                            DIRECTORS OF THE COMPANY

                             PRESENT OCCUPATION OR      MATERIAL POSITIONS HELD DURING THE PAST
           NAME                   EMPLOYMENT                          FIVE YEARS
--------------------------  -----------------------    -----------------------------------------
John C. Lewis               Chairman of the Board,     March, 1996, President and Chief
                            President and Chief        Executive Officer; 1987, appointed
                            Executive Officer,         Chairman of the Board.
                            Amdahl Corporation
Michael R. Hallman          President and Founder,     Currently, director of In Focus Systems,
                            The Hallman Group          Inc.; Intuit, Inc.; Timeline Inc.;
                                                       Keytronics Corporation; and Network
                                                       Appliance, Inc., as well as a number of
                                                       private hardware and software technology
                                                       startups; 1995, consultant to Amdahl.
E.F. Heizer, Jr.            Private Investor and       Currently, Chairman of Amdahl's Audit
                            Business Consultant        Committee, Chairman of the Heizer Center
                                                       for Entrepreneurship at Kellog Graduate
                                                       School of Management at Northwestern
                                                       University, Vice President and a member
                                                       of the Executive Committee of the Yale
                                                       Law School, and a director of Chesapeake
                                                       Energy Corporation and Material Sciences
                                                       Corporation.
Burton G. Malkiel, Ph.D.    Chemical Bank              Currently, Chemical Bank Chairman's
                            Chairman's Professor of    Professor of Economics at Princeton
                            Economics, Princeton       University and a director of Baker
                            University                 Fentress Inc., the Jeffrey Co., The
                                                       Prudential Insurance Company of America,
                                                       Southern New England Telecommunications
                                                       Co.,and the Vanguard Group of Investment
                                                       Companies.
George R. Packard, Ph.D.    Professor and Director,    Currently, a director of the
                            Reischauer Center for      Mercantile-Safe Deposit and Trust Funds,
                            East Asian Studies,        OFFITBANK, and GRC International Corp,
                            School of Advanced         member of The Advisory Council to the
                            International Studies,     Fujitsu Research Institute in Tokyo,
                            Johns Hopkins              Professor and Director of the Reischauer
                            University                 Center for East Asian Studies of the
                                                       School of Advanced International Studies
                                                       at John Hopkins University, professor and
                                                       Director of the Reischauer Center and
                                                       Visiting President of the International
                                                       University of Japan; 1993, Dean of the
                                                       School of Advanced International Studies
                                                       at John Hopkins University.

                             PRESENT OCCUPATION OR      MATERIAL POSITIONS HELD DURING THE PAST
           NAME                   EMPLOYMENT                          FIVE YEARS
--------------------------  -----------------------    -----------------------------------------
Walter B. Reinhold          Chairman of the Board,     Chairman of Amdahl's Compensation
                            Varco International,       Committee a director of Revco D.S., Inc.
                            Inc.                       and The Petroleum Equipment Suppliers
                                                       Association; 1996, Chairman of the
                                                       Nominating Committee and Chairman of the
                                                       Stock Plan Administration Committee.
J. Sidney Webb              Chairman of the Board,     Currently, Chairman of the Board of The
                            The Titan Corporation      Titan Corporation, independent
                                                       consultant, and a director of EIP
                                                       Microwave, Inc., Plantronics, Inc., and
                                                       Visigenics.

                       EXECUTIVE OFFICERS OF THE COMPANY

                             PRESENT OCCUPATION OR      MATERIAL POSITIONS HELD DURING THE PAST
           NAME                   EMPLOYMENT                          FIVE YEARS
--------------------------  -----------------------    -----------------------------------------
John C. Lewis               Chairman of the Board,     March 1996, President and Chief Executive
                            President and Chief        Officer; 1983-1992, Company Chief
                            Executive Officer          Executive Officer.
David L. Anderson           Vice President and         January 1997, Vice President, Corporate
                            Chief Technical Officer    Technology Group and Chief Technical
                                                       Officer; January 1996, Chief Technical
                                                       Officer and Vice President of Enterprise
                                                       Service Development; 1993, Vice President
                                                       and General Manager of Compatible
                                                       Systems; 1992, Vice President of
                                                       Compatible Products Development.
Michael R. Carabetta        Vice President and         January 1997, Vice President and General
                            General Manager, A+        Manager of A+ Software Group; 1994, Vice
                            Software Group             President and General Manager of Open
                                                       Enterprise Systems; 1993-1994, Digital
                                                       Equipment Corporation, Vice President of
                                                       Finance and Administration, Business
                                                       Systems; Previously Digital Equipment
                                                       Corporation Group Manager.
William F. Ferone           Vice President and         January 1996, Vice President of Customer
                            General Manager,           Services; 1992, Vice President and
                            Customer Services          General Manager of Customer Services.
William Flanagan            Vice President             January 1997, Vice President and General
                            Compatible Products        Manager, Compatible Business Group;
                            Operations                 January 1996, Vice President and General
                                                       Manager of Compatible Systems; 1994, Vice
                                                       President, Business and Marketing,
                                                       Compatible Systems; 1993, Vice President
                                                       of Operations, Compatible Systems.
Charles E. Fonner           Vice President and         January 1996, Vice President of Business
                            General Manager, The       Development; November 1996, Vice
                            SmartCard Group            President and General Manager, The
                                                       SmartCard Group; 1992, Vice President of
                                                       Product Management and Marketing.
Gregory R. Grodhaus         Vice President,            January 1997, Vice President and General
                            Marketing                  Manager, Server Business Group;
                                                       Previously, IPL Systems, President and
                                                       Chief Executive Officer; 1995, Joined
                                                       Company, Vice President and General
                                                       Manager of Enterprise Storage Systems;
                                                       Previously, Memorex Telex Corporation,
                                                       various roles.

                             PRESENT OCCUPATION OR      MATERIAL POSITIONS HELD DURING THE PAST
           NAME                   EMPLOYMENT                          FIVE YEARS
--------------------------  -----------------------    -----------------------------------------
Orval J. Nutt               Vice President, Market     January 1996, Chief Marketing Officer and
                            Planning                   Vice President of Corporate Marketing;
                                                       1993, Vice President and General Manager
                                                       of Worldwide Field Operations.
Michael J. Poehner          President, DMR             June 1996, Chief Executive Officer and
                            Consulting Group           President; 1995, President and Chief
                                                       Operating Officer of DMR Group Inc.; Inc.
                                                       1994, Vice President and General Manager
                                                       of Business Solutions Group; 1992, Joined
                                                       Company, Vice President and General
                                                       Manager, East Area, Office of Field
                                                       Operations.
Anthony M. Pozos            Senior Vice President,     1986 - Present, Senior Vice President,
                            Human Resources and        Human Resources and Corporate Services.
                            Corporate Services
William R. Riley            Vice President, Field      January 1996, Area General Manager, North
                            Operations, North          America, Office of Field Operations;
                            America                    November 1996, Vice President & General
                                                       Manager, Worldwide Sales.
Bruce J. Ryan               Executive Vice             January 1996, Executive Vice President,
                            President and Chief        Chief Financial Officer, and Corporate
                            Financial Officer          Secretary; 1994, Senior Vice President,
                                                       Chief Financial Officer and Corporate
                                                       Secretary; 1993-1994, Digital Equipment
                                                       Corporation, Vice President of Industry
                                                       Marketing; Previously, Digital Equipment
                                                       Corporation, Vice President and Corporate
                                                       Controller.
Ernest B. Thompson          Vice President and         1980-Present, Vice President.
                            Controller
David B. Wright             Executive Vice             January 1996, Executive Vice President of
                            President Amdahl           Enterprise Computing Group; 1993, Vice
                            Systems                    President and General Manager of
                                                       Worldwide Field Operations; 1992, Vice
                                                       President and General Manager of European
                                                       Operations.

                                   EXHIBIT I

                                 July 30, 1997

Board of Directors
Amdahl Corporation
1250 East Arques Avenue
Sunnyvale, California 94088

Members of the Board:

     We understand that Amdahl Corporation (the "Company"), Fujitsu Limited ("Fujitsu") and Fujitsu International, Inc., a wholly owned subsidiary of Fujitsu ("Newco"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 30, 1997 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Newco of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.05 per share (the "Company Common Stock"), of the Company for $12.00 per share net to the seller in cash and (ii) the subsequent merger (the "Merger") of Newco with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Fujitsu, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by Fujitsu or any affiliate of Fujitsu or as to which dissenters' rights have been perfected, will be converted into the right to receive $12.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 42% of the outstanding shares of the Company Common Stock is owned by Fujitsu and its affiliates.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock (other than Fujitsu and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) reviewed certain financial forecasts prepared by the management of the Company;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

          (v) reviewed the reported prices and trading activity for the Company Common Stock;

          (vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies and their securities;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (viii) considered the financial payments, through short-term agreements and funding of certain expenses, provided by Fujitsu in recent quarters in excess of amounts Fujitsu is obligated to provide under existing contracts, and concluded, based on information provided to us by senior executives of the Company and representatives of Fujitsu, that the assumption that such payments will continue or increase may not be appropriate;

          (ix) participated in discussions and negotiations among representatives of the Company and Fujitsu and their financial and legal advisors:

          (x) reviewed the Merger Agreement and certain related documents; and

          (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, not have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We understand, based on information provided to us by senior executives of the Company and representatives of Fujitsu, that Fujitsu does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, is Fujitsu willing to support the "spin-off" or sale of one or more of the Company's principal lines of business. Accordingly, in arriving at our opinion, we did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did we receive any indication of interest in such an acquisition from any party other than Fujitsu.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a transaction fee, which is contingent upon the consummation of the purchase of shares pursuant to the Tender Offer and Merger. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Fujitsu and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock (other than Fujitsu and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                   EXHIBIT II

          FINANCIAL RESULTS FOR THE FIRST QUARTER OF FISCAL YEAR 1997
                              ENDED MARCH 28, 1997

                      AMDAHL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                     DECEMBER 27,
                                                                                        1996
                                                                        MARCH 28,    ----------
                                                                           1997
                                                                        ----------
                                                                        (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................................  $  197,861   $  134,646
  Restricted cash.....................................................      56,642       57,126
  Short-term investments..............................................     149,862      210,671
  Receivables, net of allowances......................................     373,290      498,851
  Inventories --
     Purchased materials..............................................      25,280       30,766
     Systems in process...............................................      25,548       26,407
     Finished goods...................................................      57,618       71,582
  Prepaid expenses and deferred tax assets............................      84,969       86,360
                                                                        ----------   ----------
          Total current assets........................................     971,070    1,116,409
                                                                        ----------   ----------
Long-term receivables and other assets................................      38,139       33,647
                                                                        ----------   ----------
Property and equipment:
  Leased systems......................................................      28,137       41,582
  System spares.......................................................     356,284      368,209
  Production and data processing equipment............................     324,284      318,527
  Office furniture, equipment, and improvements.......................     143,092      140,050
  Land and buildings..................................................      78,388       82,318
                                                                        ----------   ----------
                                                                           930,185      950,686
  Less -- Accumulated depreciation and amortization...................    (688,426)    (705,723)
                                                                        ----------   ----------
     Property and equipment, net......................................     241,759      244,963
                                                                        ----------   ----------
Excess of cost over net assets acquired, net of amortization..........     198,615      201,385
                                                                        ----------   ----------
                                                                        $1,449,583   $1,596,404
                                                                         =========    =========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and short-term debt...................................  $   34,328   $   45,053
  Short-term debt -- stockholder (Fujitsu Limited)....................      80,000       80,000
  Accounts payable....................................................      99,540      141,697
  Accounts payable -- stockholder (Fujitsu Limited)...................      28,598       68,625
  Accrued liabilities.................................................     501,665      541,743
                                                                        ----------   ----------
          Total current liabilities...................................     744,131      877,118
                                                                        ----------   ----------
Long-term liabilities.................................................      41,903       43,663
                                                                        ----------   ----------
Deferred income taxes.................................................      60,144       62,375
                                                                        ----------   ----------
Stockholders' equity:
  Common stock, $.05 par value --
     Authorized -- 200,000,000 shares
     Outstanding -- 122,312,000 shares in 1997 and 121,753,000 shares
      in 1996.........................................................       6,116        6,088
  Additional paid-in capital..........................................     559,332      555,690
  Retained earnings...................................................      33,308       44,313
  Cumulative translation adjustments..................................       8,295        9,300
  Unrealized holding losses on securities.............................      (3,646)      (2,143)
                                                                        ----------   ----------
     Total stockholders' equity.......................................     603,405      613,248
                                                                        ----------   ----------
                                                                        $1,449,583   $1,596,404
                                                                         =========    =========

   The accompanying notes are an integral part of these financial statements.

                      AMDAHL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT PER COMMON SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                     FOR THE THREE MONTHS ENDED
                                                                  ---------------------------------
                                                                  MARCH 28, 1997     MARCH 29, 1996
                                                                  --------------     --------------
REVENUES
  Equipment sales...............................................     $112,867           $ 94,464
  Service, software and other...................................      280,038            222,564
                                                                     --------           --------
                                                                      392,905            317,028
                                                                     --------           --------
COST OF REVENUES
  Equipment sales...............................................       71,537             85,584
  Service, software and other...................................      219,606            158,862
                                                                     --------           --------
                                                                      291,143            244,446
                                                                     --------           --------
     Gross margin...............................................      101,762             72,582
                                                                     --------           --------
OPERATING EXPENSES
  Engineering and development...................................       24,674             30,563
  Marketing, general and administrative.........................       87,227             96,353
                                                                     --------           --------
                                                                      111,901            126,916
                                                                     --------           --------
     Loss from operations.......................................      (10,139)           (54,334)
                                                                     --------           --------
INTEREST
  Income........................................................        4,989              8,396
  Expense.......................................................       (2,855)            (2,216)
                                                                     --------           --------
                                                                        2,134              6,180
                                                                     --------           --------
     Loss before provision for (benefit from) income taxes......       (8,005)           (48,154)
PROVISION FOR (BENEFIT FROM) INCOME TAXES.......................        3,000             (9,631)
                                                                     --------           --------
NET LOSS........................................................     $(11,005)          $(38,523)
                                                                     ========           ========
PER COMMON SHARE AMOUNTS:
  Net loss......................................................     $   (.09)          $   (.32)
                                                                     ========           ========
  Average outstanding shares....................................      122,109            119,566
                                                                     ========           ========

   The accompanying notes are an integral part of these financial statements.

                      AMDAHL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                        FOR THE THREE MONTHS
                                                                                ENDED
                                                                       -----------------------
                                                                        MARCH          MARCH
                                                                         28,            29,
                                                                         1997           1996
                                                                       --------       --------
Cash and cash equivalents at beginning of period...................    $134,646       $192,980
                                                                       --------       --------
Cash flows from operating activities:
  Net loss.........................................................     (11,005)       (38,523)
  Adjustments to reconcile net loss to net cash provided by
     (used for) operating activities:
     Depreciation and amortization.................................      24,070         25,948
     Deferred income tax provision.................................      (2,231)         1,153
     Gain on dispositions of assets................................        (406)          (432)
  Changes in assets and liabilities:
     Decrease in receivables.......................................     120,119         44,191
     (Increase) decrease in inventories............................      19,778         (3,108)
     (Increase) decrease in prepaid expenses and deferred tax               746        (15,155)
      benefit......................................................
     Increase in long-term receivables and other assets............      (4,215)        (3,301)
     Decrease in accounts payable..................................     (79,541)       (16,460)
     Decrease in accrued liabilities...............................     (36,758)       (31,652)
     Increase (decrease) in long-term liabilities..................         805         (2,396)
                                                                       --------       --------
  Net cash provided by (used for) operating activities.............      31,362        (39,735)
                                                                       --------       --------
Cash flows from investing activities:
  Purchases of available-for-sale short-term investments...........     (12,507)       (84,623)
  Proceeds from sales of available-for-sale investments............      11,818        134,270
  Proceeds from maturities of short-term investments...............      60,155             --
  Capital expenditures:
     Leased systems................................................        (594)       (12,644)
     System spares.................................................      (5,229)        (3,384)
     Other property and equipment..................................     (21,973)       (12,131)
  Proceeds from property and equipment sales.......................       5,315          1,359
                                                                       --------       --------
  Net cash provided by investing activities........................      36,985         22,847
                                                                       --------       --------
Cash flows from financing activities:
  Decrease in notes payable and short-term debt....................      (5,120)        (3,986)
  Repayments of long-term borrowings...............................      (2,159)          (746)
  Sale of common stock and exercise of options.....................       3,670          2,050
                                                                       --------       --------
  net cash used for financing activities...........................      (3,609)        (2,682)
                                                                       --------       --------
Effect of exchange rate changes on cash............................      (1,523)          (892)
                                                                       --------       --------
  Net increase (decrease) in cash and cash equivalents.............      63,215        (20,462)
                                                                       --------       --------
Cash and cash equivalents at end of period.........................    $197,861       $172,518
                                                                       ========       ========

   The accompanying notes are an integral part of these financial statements.

                      AMDAHL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The accompanying interim financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company's 1996 Annual Report to Stockholders.

RELATIONSHIP WITH FUJITSU LIMITED

     During the first quarter of 1997 the Company recognized equipment sales to Fujitsu Limited (Fujitsu) under distributorship and other arrangements which contributed $5,154,000 to equipment sales compared to $7,486,000 in the first quarter of 1996.

     In 1995 the Company entered into a contract manufacturing agreement with HaL Computer Systems, Inc. (HaL), a wholly-owned subsidiary of Fujitsu, whereby Amdahl agreed to manufacture open system workstations for HaL. The Company also performed circuit board assembly for Ross Technology, Inc., a majority-owned subsidiary of Fujitsu. Both of these agreements were completed in 1996 and contributed $4,427,000 and a negative $1,536,000 to equipment sales and gross margin in the first quarter of 1996.

     Fujitsu reimburses Amdahl for certain specific engineering development activities performed by Amdahl from time to time related to products which are being jointly developed by Amdahl and Fujitsu. In connection with these development efforts, Amdahl recorded $8,903,000 as an offset to engineering and development expenses in the first quarter of 1997, compared to $6,200,000 in the first quarter of 1996.

     In March 1997 Amdahl granted Fujitsu a license for certain storage system software for use in conjunction with Fujitsu's proprietary operating system for $4,700,000. This amount was recognized in first quarter 1997 as software revenue. In addition, Fujitsu has agreed to compensate Amdahl as a result of changes to development schedules requested by Fujitsu for storage products currently being developed by Fujitsu for the Company under existing joint development programs. Of this compensation, the Company recognized a credit of $6,200,000 which reduced equipment sales cost of revenues in the first quarter of 1997.

     Amounts due from Fujitsu and their subsidiaries included in receivables were $27,782,000 and $43,906,000 as of March 28,1997 and December 27, 1996,
respectively.

     At March 28, 1997 and December 27, 1996, $80,000,000 was outstanding under the loan agreement with Fujitsu. The terms of the loan were renegotiated in January 1997, and the full amount is payable in January 1998. Interest expense associated with the loan was $1,375,000 and $1,558,000 in the first quarters of 1997 and 1996, respectively.

SUPPLEMENTARY CASH FLOW DISCLOSURE

     Income taxes of $3,403,000 (net of taxes refunded of $152,000) were paid by the Company in the first three months of 1997, and income taxes of $4,555,000 were refunded to the Company in the first three months of 1996. Interest paid on all borrowings was $2,813,000 and $2,231,000 for the first three months of 1997 and 1996, respectively.

NONCASH INVESTING ACTIVITIES

     Net inventory capitalized into property, plan and equipment was $7,474,000 in the first three months of 1997, and transfers of Amdahl-manufactured systems from net property, plant and equipment to inventories were $6,942,000 in the first three months of 1996.

SUBSEQUENT EVENTS

     On April 22, 1997 the Company paid $65 million in cash for the remaining purchase price of Trecom Business Systems, Inc. (Trecom), which was acquired in the second quarter of 1996.

                      AMDAHL CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

     On April 16, 1997 Amdahl's professional services company, DMR Trecom, Inc., acquired William J. Kelley & Co., Inc., a Boston-based information technology firm, for $5,100,000. The acquisition will be accounted for in the second quarter of 1997 using the purchase method of accounting.

     A lawsuit was filed against the Company in June 1995 by an equipment supplier for breach of contract. The Company filed a counterclaim against the supplier in July 1995 for amounts it believed were owed to it by the supplier. On May 5, 1997 a judgement was awarded in favor of the supplier for approximately $4 million.

NEW ACCOUNTING STANDARDS

     In February 1997 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings per Share, which will be adopted by the Company in the fourth quarter of 1997. SFAS No. 128 requires companies to compute net income per share under two different methods, basic and diluted, and to disclose the methodology used for the calculation. If SFAS No. 128 had been applied by the Company during the first quarter of 1997 and 1996, basic net income per share and diluted net income per share would not have changed.

     In February 1997 FASB issued SFAS No. 129, Disclosure of Information about Capital Structure, which will be adopted by the Company in the fourth quarter of 1997. SFAS No. 129 requires companies to disclose certain information about their capital structure. The Company does not anticipate that SFAS No. 129 will have a material impact on its financial position, results of operations or cash flows.

                   FINANCIAL RESULTS FOR THE FISCAL YEAR 1996
                            ENDED DECEMBER 27, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO AMDAHL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Amdahl Corporation (a Delaware corporation) and subsidiaries as of December 27, 1996 and December 29, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amdahl Corporation and subsidiaries as of December 27, 1996 and December 29, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1996 in conformity with generally accepted accounting principles.

San Jose, California                                         ARTHUR ANDERSEN LLP
January 28, 1997

                               AMDAHL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                        DECEMBER 27, 1996 AND
                                                                          DECEMBER 29, 1995
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
                                                                       (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash equivalents.........................................  $  134,646     $  192,980
  Restricted cash...................................................      57,126             --
  Short-term investments............................................     210,671        444,006
  Receivables, net of allowances of $10,185 in 1996 and $5,964 in
     1995...........................................................     498,851        319,777
  Inventories.......................................................     128,755        274,813
  Prepaid expenses and deferred tax assets..........................      86,360         69,115
                                                                      ----------     ----------
          Total current assets......................................   1,116,409      1,300,691
                                                                      ----------     ----------
Long-term receivables and other assets..............................      33,647         28,083
                                                                      ----------     ----------
Property and equipment:
  Leased systems....................................................      41,582         37,937
  System spares.....................................................     368,209        379,797
  Production and data processing equipment..........................     318,527        327,051
  Office furniture, equipment and improvements......................     140,050        173,691
  Land and buildings................................................      82,318        111,715
                                                                      ----------     ----------
                                                                         950,686      1,030,191
  Less -- accumulated depreciation and amortization.................     705,723        757,523
                                                                      ----------     ----------
     Property and equipment, net....................................     244,963        272,668
                                                                      ----------     ----------
Excess of cost over net assets acquired, net of accumulated
  amortization of $8,368 in 1996 and $692 in 1995...................     201,385        106,756
                                                                      ----------     ----------
                                                                      $1,596,404     $1,708,198
                                                                      ==========     ==========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and short-term debt.................................  $   45,053     $   22,026
  Short-term debt -- stockholder (Fujitsu Limited)..................      80,000             --
  Accounts payable..................................................     141,697        111,871
  Accounts payable -- stockholder (Fujitsu Limited).................      68,625         29,152
  Accrued liabilities...............................................     541,743        431,600
                                                                      ----------     ----------
          Total current liabilities.................................     877,118        594,649
                                                                      ----------     ----------
Long-term debt -- stockholder (Fujitsu Limited).....................          --         80,000
Long-term debt and liabilities......................................      43,663         51,152
                                                                      ----------     ----------
Deferred income taxes...............................................      62,375         48,573
                                                                      ----------     ----------
Stockholders' equity:
  Common stock, $.05 par value Authorized -- 200,000,000 shares
     Outstanding -- 121,753,000 shares in 1996 and 119,259,000
     shares in 1995.................................................       6,088          5,963
  Additional paid-in capital........................................     555,690        542,269
  Retained earnings.................................................      44,313        370,995
  Cumulative translation adjustments................................       9,300         10,932
  Unrealized holding gains (losses) on available-for-sale
     securities.....................................................      (2,143)         3,665
                                                                      ----------     ----------
Total stockholders' equity..........................................     613,248        933,824
                                                                      ----------     ----------
                                                                      $1,596,404     $1,708,198
                                                                      ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                               AMDAHL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    FOR THE THREE YEARS ENDED DECEMBER 27, 1996
                                                   ----------------------------------------------
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER COMMON SHARE
                                                                      AMOUNTS)
REVENUES
Equipment sales..................................  $    538,934     $    803,567     $  1,050,236
Service, software and other......................     1,092,615          712,821          588,377
                                                     ----------       ----------       ----------
                                                      1,631,549        1,516,388        1,638,613
                                                     ----------       ----------       ----------
COST OF REVENUES
Equipment sales..................................       559,229          540,541          716,144
Service, software and other......................       815,257          419,046          327,420
                                                     ----------       ----------       ----------
                                                      1,374,486          959,587        1,043,564
                                                     ----------       ----------       ----------
  Gross margin...................................       257,063          556,801          595,049
                                                     ----------       ----------       ----------
OPERATING EXPENSES
Engineering and development......................       125,825          149,610          203,241
Marketing, general and administrative............       402,484          370,771          327,917
Purchased in-process engineering and
  development....................................        20,700           27,296               --
Restructuring costs..............................        40,000               --               --
                                                     ----------       ----------       ----------
                                                        589,009          547,677          531,158
                                                     ----------       ----------       ----------
  Income (loss) from operations..................      (331,946)           9,124           63,891
                                                     ----------       ----------       ----------
INTEREST
Income...........................................        28,996           51,334           26,305
Expense..........................................       (10,732)         (10,481)          (9,942)
                                                     ----------       ----------       ----------
                                                         18,264           40,853           16,363
                                                     ----------       ----------       ----------
  Income (loss) before provision for income
     taxes.......................................      (313,682)          49,977           80,254
PROVISION FOR INCOME TAXES.......................        13,000           21,450            5,450
                                                     ----------       ----------       ----------
NET INCOME (LOSS)................................  $   (326,682)    $     28,527     $     74,804
                                                     ==========       ==========       ==========
EARNINGS (LOSS) PER COMMON SHARE.................  $      (2.71)    $        .24     $        .63
Average outstanding shares and equivalents.......   120,510,000      120,383,000      118,909,000

   The accompanying notes are an integral part of these financial statements.

                               AMDAHL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           FOR THE THREE YEARS ENDED DECEMBER
                                                                        27, 1996
                                                          -------------------------------------
                                                            1996          1995          1994
                                                          ---------     ---------     ---------
                                                           (DOLLARS IN THOUSANDS, EXCEPT NOTE
                                                                          DATA)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR........... $ 192,980     $ 358,006     $ 149,484
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................  (326,682)       28,527        74,804
Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
  Depreciation and amortization..........................   104,980       108,552       132,864
  Write-down of inventories and leased systems to
     market..............................................   130,000        26,000            --
  Purchased in-process engineering and development.......    20,700        27,296            --
  Restructuring charges..................................    40,000            --            --
  Deferred income tax provision..........................    13,816        (3,201)       (7,083)
  Gain on sales of assets................................      (559)         (343)       (8,524)
Change in assets and liabilities net of effects of
  business acquisitions:
  (Increase) decrease in receivables.....................  (141,335)       33,771        (2,384)
  Decrease in inventories................................    22,211         4,391       271,872
  Increase in prepaid expenses and deferred tax assets...   (11,059)      (12,157)       (1,781)
  (Increase) decrease in long-term receivables and other
     assets..............................................    (9,065)       10,981         9,992
  Increase (decrease) in accounts payable................    66,776       (13,407)       68,964
  Decrease in accrued liabilities........................   (11,834)     (113,955)      (49,774)
  Increase (decrease) in long-term liabilities...........       283       (11,853)       (2,287)
                                                          ---------     ---------     ---------
Net cash provided by (used for) operating activities.....  (101,768)       84,602       486,663
                                                          ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale short-term investments...  (178,664)     (376,503)      (47,016)
Purchases of held-to-maturity short-term investments.....        --      (287,067)     (519,684)
Proceeds from sales of available-for-sale short-term
  investments............................................    60,440       107,411        40,677
Proceeds from maturities of short-term investments.......   287,917       458,116       286,075
Payments for business acquisitions, net of cash
  acquired...............................................   (68,204)     (136,692)           --
Capital expenditures:
  Leased systems.........................................   (38,222)      (27,156)      (18,200)
  System spares..........................................   (20,464)      (16,559)       (8,584)
  Other property and equipment...........................   (44,627)      (38,159)      (40,841)
  Proceeds from property and equipment sales.............    31,716        30,158        62,352
                                                          ---------     ---------     ---------
Net cash provided by (used for) investing activities.....    29,892      (286,451)     (245,221)
                                                          ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable and short-term borrowings......     3,669        11,070         2,521
Long-term borrowings.....................................        --            --        80,000
Repayments of borrowings under revolving credit
  agreement..............................................    (1,665)           --      (130,000)
Sale of common stock and exercise of options.............    13,546        22,544        12,064
                                                          ---------     ---------     ---------
Net cash provided by (used for) financing activities.....    15,550        33,614       (35,415)
                                                          ---------     ---------     ---------
Effect of exchange rate changes on cash..................    (2,008)        3,209         2,495
                                                          ---------     ---------     ---------
Net increase (decrease) in cash and cash equivalents.....   (58,334)     (165,026)      208,522
                                                          ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR................. $ 134,646     $ 192,980     $ 358,006
                                                          =========     =========     =========

---------------

Non-cash investing and financing activities: transfers of Amdahl-manufactured systems from net property and equipment to inventories were $16,290,000 in 1996, $17,423,000 in 1995, and $46,225,000 in 1994.

   The accompanying notes are an integral part of these financial statements.

                               AMDAHL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                FOR THE THREE YEARS ENDED DECEMBER 27, 1996
                                   ----------------------------------------------------------------------
                                                                                   UNREALIZED
                                            ADDITIONAL               CUMULATIVE     HOLDING
                                   COMMON    PAID-IN     RETAINED    TRANSLATION     GAINS
                                   STOCK     CAPITAL     EARNINGS    ADJUSTMENTS    (LOSSES)      TOTAL
                                   ------   ----------   ---------   -----------   ----------   ---------
                                                           (DOLLARS IN THOUSANDS)
BALANCE AT DECEMBER 31, 1993.....  $5,729    $ 507,895   $ 267,664    $   8,918     $     --    $ 790,206
Sale of 2,057,964 shares, net of
  repurchases, of common stock
  under employee stock benefit
  plans..........................    103         9,513          --           --           --        9,616
Income tax benefit arising from
  employee stock option plans....     --         2,448          --           --           --        2,448
Net income.......................     --            --      74,804           --           --       74,804
Translation adjustments..........     --            --          --          (57)          --          (57)
Unrealized holding losses on
  available -for-sale
  securities.....................     --            --          --           --         (762)        (762)
                                   ------     --------    --------       ------      -------     --------
BALANCE AT DECEMBER 30, 1994.....  5,832       519,856     342,468        8,861         (762)     876,255
Sale of 2,622,920 shares, net of
  repurchases, of common stock
  under employee stock benefit
  plans..........................    131        17,513          --           --           --       17,644
Income tax benefit arising from
  employee stock option plans....     --         4,900          --           --           --        4,900
Net income.......................     --            --      28,527           --           --       28,527
Translation adjustments..........     --            --          --        2,071           --        2,071
Unrealized holding gains on
  available -for-sale
  securities.....................     --            --          --           --        4,427        4,427
                                   ------     --------    --------       ------      -------     --------
BALANCE AT DECEMBER 29, 1995.....  5,963       542,269     370,995       10,932        3,665      933,824
Sale of 2,494,398 shares, net of
  repurchases, of common stock
  under employee stock benefit
  plans..........................    125        13,421          --           --           --       13,546
Net loss.........................     --            --    (326,682)          --           --     (326,682)
Translation adjustments..........     --            --          --       (1,632)          --       (1,632)
Unrealized holding losses on
  available -for-sale
  securities.....................     --            --          --           --       (5,808)      (5,808)
                                   ------     --------    --------       ------      -------     --------
BALANCE AT DECEMBER 27, 1996.....  $6,088    $ 555,690   $  44,313    $   9,300     $ (2,143)   $ 613,248
                                   ======     ========    ========       ======      =======     ========

   The accompanying notes are an integral part of these financial statements.

                               AMDAHL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING PRACTICES

     Amdahl Corporation and subsidiaries (the Company or Amdahl) is a multinational company that provides large-scale, high-performance, general-purpose computer systems, storage, software and communications products, and client-server hardware systems for the open systems marketplace. The Company also provides equipment maintenance, consulting and professional services. See
Note 9 for information on revenues by classes of products and services and by geographic area. The Company's markets are worldwide and include the communications, banking, finance and insurance, services and government industries.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported components of results of operations during the reporting period. These estimates include, but are not limited to, inventory reserves, amortization of intangible assets, restructuring reserves and income tax assets and liabilities. Actual results could differ from those estimates.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company's fiscal year ends on the last Friday in December.

  Translation of Foreign Currencies

     The financial position and results of operations of the Company's non-U.S. subsidiaries are measured using local currency as the functional currency. Accordingly, all assets and liabilities are translated into U.S. dollars at current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as a separate component of stockholders' equity.

     Gains from foreign exchange transactions were $348,000, $247,000 and $81,000 in 1996, 1995 and 1994, respectively, and were included in marketing, general and administrative expenses.

  Revenues

     Revenues from equipment sales and sales-type leases are generally recognized when the equipment has been shipped, installed and financing arrangements have been completed. Revenues from operating leases are recognized over the term of the respective contracts.

     Service for Amdahl products is provided under service and parts warranty or separate maintenance agreements. The large-scale computer systems normally carry a one-year service and parts warranty, and the storage and other products usually have shorter warranty periods. Where material, a portion of equipment sales revenue is deferred and recognized over the warranty period as service is provided. Following the warranty period, Amdahl provides maintenance service under separate contracts which typically can be terminated by the customer on ninety days notice. Revenues from maintenance contracts are recognized over the term of the respective contracts as service is provided.

     Revenues from consulting and professional services are generally recognized as the service is performed or on the percentage-of-completion method of accounting, depending on the nature of the project.

                               AMDAHL CORPORATION

     The Company accounts for software revenues in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1, Software Revenue Recognition. Revenues earned under software license agreements with end users are generally recognized when the software has been shipped, payment is due within one year, collectibility is probable, and there are no significant obligations remaining.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market. Systems in process and finished goods include material, labor and manufacturing overhead. Year-end inventories consisted of the following:

                                                                   1996         1995
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Purchased materials....................................  $ 30,766     $ 18,879
        Systems in process.....................................    26,407      168,322
        Finished goods.........................................    71,582       87,612
                                                                 --------     --------
                                                                 $128,755     $274,813
                                                                 ========     ========

     Inventories contained components and assemblies in excess of the Company's current estimated requirements and were fully reserved at December 27, 1996 and December 29, 1995. Also as a result of severe price declines, the Company charged cost of equipment sales for $105 million in 1996 and $26 million in 1995 to reduce 5995M inventories to estimated market value. Due to competitive pressures, it is reasonably possible that these estimates could change in the near term.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives (or, for leasehold improvements and assets recorded under capital lease obligations, over the remaining lease terms or estimated useful lives, whichever is shorter) as follows:

                                                                               YEARS
                                                                               ------
        System spares......................................................         5
        Production and data processing equipment...........................      3-15
        Office furniture, equipment and improvements.......................      3-20
        Buildings..........................................................     20-40

  Intangible Assets

     Excess of cost over net assets acquired (goodwill) is amortized by the straight-line method over twenty-five years. The realizability of goodwill is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing lines of business. The analyses involve a significant level of management judgment in order to evaluate the ability of an acquired business to perform within projections.

     Certain software development costs have been capitalized and amortized over the life of the product. At December 27, 1996 and December 29, 1995 software development costs that had been capitalized were immaterial.

                               AMDAHL CORPORATION

  Long-Lived Assets

     Effective December 1995 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1996 the Company determined that no impairment loss needed to be recognized for applicable assets of continuing operations.

  Earnings (Loss) Per Common Share

     Earnings (loss) per common share have been computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of stock options which would have a dilutive effect in years where there are earnings. Primary and fully diluted earnings per common share amounts are substantially the same.

NOTE 2. RELATIONSHIP WITH FUJITSU LIMITED

     At December 27, 1996 Fujitsu Limited (Fujitsu) owned approximately 43% of the Company's outstanding stock. The Company has entered into various transactions with Fujitsu, as follows:

     A. Amdahl purchases under contracts with Fujitsu certain finished products, certain subassemblies and substantially all of its large-scale integrated semiconductor components and high-density printed circuit boards. The Company's primary products are manufactured by Fujitsu to Amdahl specifications. The cost of computer equipment, subassemblies and spare parts purchased from Fujitsu and the amount included in cost of revenues for equipment sales were as follows:

                                                                              COST OF
                                                                 PURCHASES    REVENUES
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        1996...................................................  $160,092     $326,380
        1995...................................................  $282,913     $275,707
        1994...................................................  $218,925     $374,224

     Amdahl was committed to purchase manufacturing material and other equipment from Fujitsu totaling approximately $34,000,000 at December 27, 1996. Prices for these manufacturing materials and other equipment are subject to adjustment if the U.S. dollar-Japanese yen exchange rate fluctuates outside of specified ranges. The Company has entered into hedging arrangements designed to protect against currency exchange risks associated with anticipated product purchases from Fujitsu in 1997.

     B. Under joint development efforts, Fujitsu supplies Amdahl with services and material related to the Company's development of current and future products, which resulted in charges to engineering and development expense of $7,371,000 in 1996, $2,399,000 in 1995, and $6,443,000 in 1994.

     In 1996 Fujitsu entered into an agreement to reimburse Amdahl for certain specific engineering development activities performed by Amdahl from time to time related to products which are being jointly developed by Amdahl and Fujitsu. In connection with these development efforts, Amdahl recorded $24,000,000 as an offset to engineering and development expense in 1996. No such reimbursements occurred in 1995 and 1994.

     Amdahl and Fujitsu have an agreement pursuant to which Amdahl and Fujitsu participate in the joint development of the Company's next generation of IBM-compatible systems. Under the agreement, Fujitsu has primary responsibility for the design and manufacture of these systems.

                               AMDAHL CORPORATION

     C. Fujitsu markets Amdahl's computer equipment in Brazil, Japan, Malaysia and Spain under distributorship arrangements. Sales in 1996, 1995 and 1994 by the Company of computer systems and complementary storage products to Fujitsu contributed $23,325,000, $37,290,000 and $38,682,000 to equipment sales and
$4,793,000, $17,190,000 and $14,405,000 to gross margin, respectively.

     In 1995 the Company entered into a contract-manufacturing agreement with HaL Computer Systems, Inc. (HaL), a wholly-owned subsidiary of Fujitsu, whereby Amdahl agreed to manufacture high-end open system workstations for HaL. The Company also performed circuit board assembly for Ross Technology, Inc., a majority-owned subsidiary of Fujitsu. In 1996 and 1995 these agreements contributed $5,629,000 and $9,375,000 to equipment sales and ($2,210,000) and $1,035,000 to gross margin, respectively. Both of these agreements were completed by the end of 1996.

     In the fourth quarter of 1995 Fujitsu agreed to pay Amdahl $14,800,000 for the right and license to use certain software diagnostic tools developed by Amdahl and $1,000,000 for the right to market certain storage products in Japan. These amounts were recognized in the fourth quarter of 1995 as software revenue and equipment sales revenue, respectively. In 1996 Fujitsu paid the company $2,000,000 for the right to market Millennium processors in Japan. This amount was recognized in the third quarter of 1996 as equipment sales revenue.

     At December 27, 1996 and December 29, 1995 receivables included $43,906,000 and $35,795,000, respectively, from Fujitsu.

     D. In January 1994 the Company entered into an agreement with Fujitsu under which Fujitsu agreed to provide loans to the Company in an aggregate amount not to exceed $100,000,000. Such loans bear interest at a rate based upon the London Interbank Offered Rate (6.78% as of December 27, 1996). As of December 27, 1996 and December 29, 1995, $80,000,000 in principal was outstanding under this agreement (see Note 7). Subsequent to December 27, 1996 Amdahl renegotiated the terms of this loan and it is now payable in January 1998 and cannot exceed $80,000,000. Interest expense associated with the loan was $5,680,000 in 1996, $5,745,000 in 1995 and $4,238,000 in 1994, of which $919,000 and $958,000 was payable and was included in accrued liabilities at December 27, 1996 and December 29, 1995, respectively.

NOTE 3. ACQUISITIONS

  Trecom Business Systems, Inc.

     On April 22, 1996 the Company acquired all of the outstanding shares of Trecom Business Systems, Inc. (Trecom), a provider of information technology services. Under the merger agreement between the Company and Trecom, approximately $66 million of the purchase price was paid in April 1996 and approximately $65 million is payable without interest in April 1997. The Company has pledged cash with a custodian as security for approximately $57 million of the April 1997 payment. This amount was classified as restricted cash on the Company's balance sheet at December 27, 1996. Additionally, up to $2 million was payable in the event that Trecom achieves certain financial goals during the one year period ending March 31, 1997 (the contingent payment). The present value of the aggregate purchase price at the acquisition date, including acquisition costs and payment to the shareholders, and excluding the contingent payment, was approximately $130 million. In April 1996, the Company also paid down $15 million of Trecom's debt. The Company funded the April 1996 payments and intends to fund the April 1997 payment with existing cash.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of Trecom's operations have been combined with those of the Company since the date of acquisition. In addition, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $49 million and $34 million, respectively. In addition, $20,700,000 of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future uses, which the

                               AMDAHL CORPORATION

Company expensed at the date of acquisition. The balance of the purchase price, $94 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over twenty-five years on a straight-line basis.

     During the third quarter of 1996 Trecom achieved certain financial goals resulting in an additional payment of $1,200,000 to Trecom shareholders. These payments have been allocated to costs in excess of net assets acquired. Due to the uncertainty of meeting the remaining performance targets, the remaining $800,000 was not recorded as a liability in these financial statements.

     The following table reflects unaudited pro forma combined results of operations of the Company and Trecom on the basis that the acquisition had taken place at the beginning of the fiscal year for each of the periods presented:

                                                              1996             1995
                                                          ------------     ------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT
                                                            PER COMMON SHARE AMOUNTS)
        Revenues........................................  $  1,668,896     $  1,655,723
        Net income (loss)...............................  $   (333,378)    $     26,967
        Net income (loss) per common share..............  $      (2.77)    $        .22
        Shares used in computation......................   120,510,000      120,383,000

DMR Group Inc.

     On November 15, 1995 the Company acquired all of the outstanding shares of DMR Group Inc. (DMR), a multinational information technology consulting company, for $140 million. The acquisition was funded with existing cash.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, results of DMR's operations have been combined with those of the Company since the date of acquisition. In addition, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $60 million and $55 million, respectively. In addition, $27,296,000 of the purchase price was allocated to in-process engineering and development projects that had not reached technological feasibility and had no probable alternative future uses, which the Company expensed at the date of acquisition. The balance of the purchase price, $108 million, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over twenty-five years on a straight-line basis.

     During 1996 the DMR opening balance sheet reserves were increased by $5,395,000 and additional acquisition costs of $2,145,000 were incurred. As a result, the goodwill was increased by $7,540,000.

     The following table reflects unaudited pro forma combined results of operations of the Company and DMR on the basis that the acquisition had taken place and the related charge, noted above, was recorded at the beginning of the fiscal year for each of the periods presented:

                                                              1995             1994
                                                          ------------     ------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT
                                                            PER COMMON SHARE AMOUNTS)
        Revenues........................................  $  1,693,912     $  1,857,880
        Net income......................................  $     20,783     $     38,777
        Net income per common share.....................  $        .17     $        .33
        Shares used in computation......................   120,383,000      118,909,000

     In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the

                               AMDAHL CORPORATION
years presented or of future operations of the combined companies under the ownership and management of the Company.

NOTE 4. EQUIPMENT LEASING AND THIRD PARTY TRANSACTIONS

     The Company is the lessor of equipment under operating leases for periods generally less than four years. Certain operating leases contain provisions for early termination with a penalty or with conversion to another system. The cost of leased systems is depreciated to a zero value on a straight-line basis over two to four years. Accumulated depreciation on leased systems was $21,629,000 at December 27, 1996 and $12,462,000 at December 29, 1995. In 1996 the Company charged leased systems cost of sales for $24,700,000 to reduce the cost of certain 5995M leased systems to market value. The Company also leases equipment to customers under sales-type leases as defined in Statement of Financial Accounting Standards No. 13, Accounting for Leases. The current portion of the net investment in sales-type leases is included in receivables and the long-term portion is included in long-term receivables and other assets. The components of the net investment in sales-type leases were as follows:

                                                                    1996        1995
                                                                   -------     -------
                                                                     (IN THOUSANDS)
        Minimum rentals receivable...............................  $16,577     $ 8,020
        Estimated residual values of leased equipment
          (unguaranteed).........................................      839       2,500
        Less unearned interest income............................   (3,975)     (1,116)
                                                                   -------      ------
        Net investment in sales-type leases......................  $13,441     $ 9,404
                                                                   =======      ======

     Minimum rentals receivable under existing leases as of December 27, 1996 were as follows:

                                                                 SALES-TYPE     OPERATING
                                                                 ----------     ---------
        1997....................................................  $  6,585       $14,217
        1998....................................................     5,488         9,519
        1999....................................................     2,382         1,062
        2000....................................................     1,769            --
        2001....................................................       353            --
        Thereafter..............................................        --            --
                                                                   -------       -------
                                                                  $ 16,577       $24,798
                                                                   =======       =======

     In addition, during the periods presented, the Company sold certain equipment subject to operating leases and financed certain sales-type equipment leases and installment contracts with financing institutions (Third Parties). The Company sometimes agrees to perform certain services and obligations with respect to the equipment and related leases, such as general lease administration, invoicing and collection of rentals, payment of insurance and personal property taxes, maintenance services and non-priority remarketing of equipment that comes off lease. For these services and obligations, the Company generally receives its normal maintenance charges and a remarketing and administration fee. Many of the agreements with Third Parties provide the Company with residual rights in revenues, if any, derived from the equipment after the Third Parties have received a designated return. Equipment sales revenues arising from these transactions with Third Parties were approximately $42,000,000, $48,000,000 and $71,000,000 in 1996, 1995 and 1994, respectively.

NOTE 5. FINANCIAL INSTRUMENTS

     The Company invests in a variety of financial instruments but does not hold or issue financial instruments for trading purposes.

                               AMDAHL CORPORATION

  Off-Balance Sheet Financial Instruments

     The Company hedges certain portions of its exposure to foreign currency fluctuations through a variety of strategies and financial instruments, including the use of forward foreign exchange contracts and currency swap agreements. These contracts and swaps generally have maturities that do not exceed three months and two years, respectively. At December 27, 1996 and December 29, 1995 the Company had approximately $187,000,000 and $57,000,000, respectively, in notional principal of forward foreign exchange contracts outstanding. The Company had $20,000,000 of currency swap agreements outstanding at December 27, 1996 and December 29, 1995. The gains and losses associated with currency rate changes on forward foreign exchange contracts and currency swap agreements are recorded currently in income as they offset corresponding gains and losses on the foreign currency-denominated assets and liabilities being hedged. Therefore, the carrying value of forward foreign exchange contracts and currency swap agreements approximates their fair value, which was immaterial at December 27, 1996 and December 29, 1995.

     The Company enters into foreign currency options to protect against currency exchange risks associated with its probable anticipated, but not firmly committed, non-U.S. intercompany sales and with both inventory purchase commitments and probable anticipated inventory purchases from Fujitsu. Realized and unrealized gains and losses on such contracts and the associated cash flows that qualify as hedges are reported as components of the related transactions. These option contracts generally have maturities that do not exceed one year. At December 27, 1996 and December 29, 1995 the Company had approximately $129,000,000 and $80,000,000 in notional principal of purchased option contracts outstanding, respectively. The net income effect deferred on foreign currency option contracts represents the amount by which the carrying value of the option contracts exceeded their fair value and was immaterial as of December 27, 1996 and December 29, 1995.

     The Company enters into interest rate swap agreements to extend the effective duration of a portion of the Company's investments in available-for-sale debt securities and accrues the differential to be paid or received under the agreements as interest rates change over the life of the contracts. These agreements generally have maturities that do not exceed three years. Notional principal outstanding under these agreements was zero as of December 27, 1996 and approximately $12,000,000 as of December 29, 1995. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. The fair value of interest rate swaps at December 27, 1996 and December 29, 1995 was immaterial.

  Balance Sheet Financial Instruments

     Substantially all cash equivalents consist of investments in major bank time deposits, certificates of deposit and commercial paper with initial maturities of three months or less. Substantially all short-term investments consist of major bank time deposits, certificates of deposit, commercial paper and U.S. government securities which the Company intends to hold between three and twelve months.

     In November 1995 the Financial Accounting Standards Board issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (Special Report). Concurrent with the issue of the Special Report the Company reassessed the appropriateness of the classifications of its securities investments and reclassified all of its held-to-maturity securities to the available-for-sale category. Amortized cost of the securities transferred was $161,033,000 and the related unrealized gain was $225,000.

     At December 27, 1996 the Company's available-for-sale securities had contractual maturities of overnight to fifteen years and the average maturity was one year. The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for those instruments. At December 27,

                               AMDAHL CORPORATION

1996 and December 29, 1995 the amortized cost basis, aggregate fair value and gross unrealized holding gains and losses by major security type were as follows:

                                                                      1996
                                                   ------------------------------------------
                                                                                 UNREALIZED
                                                   AMORTIZED     AGGREGATE          GAINS
                                                     COST        FAIR VALUE       (LOSSES)
                                                   ---------     ----------     -------------
                                                                 (IN THOUSANDS)
        Available-for-Sale Securities
        Equity securities........................  $   2,152      $     985        $(1,167)
        Debt securities issued by U.S. Treasury
          and other U.S. government agencies.....    195,134        194,402           (732)
        Debt securities issued by foreign
          governments............................     71,718         71,888            170
        Corporate debt securities................     50,899         50,562           (337)
        Mortgage-backed securities...............     15,706         15,629            (77)
                                                     -------        -------         ------
                  Total investments in debt and
                    equity securities............  $ 335,609      $ 333,466        $(2,143)
                                                     =======        =======         ======

                                                                      1995
                                                   ------------------------------------------
                                                   AMORTIZED     AGGREGATE       UNREALIZED
                                                     COST        FAIR VALUE         GAINS
                                                   ---------     ----------     -------------
                                                                 (IN THOUSANDS)
        Available-for-Sale Securities
        Equity securities........................  $   2,582      $   2,894        $   312
        Debt securities issued by U.S. Treasury
          and other U.S. government agencies.....    222,036        223,553          1,517
        Debt securities issued by foreign
          governments............................      1,821          2,020            199
        Corporate debt securities................    283,877        285,285          1,408
        Mortgage-backed securities...............     17,096         17,325            229
                                                     -------        -------         ------
                  Total investments in debt and
                    equity securities............  $ 527,412      $ 531,077        $ 3,665
                                                     =======        =======         ======

     In 1996, 1995 and 1994 proceeds from sales of available-for-sale securities were $60,440,000, $107,411,000 and $40,677,000, respectively. Gross realized gains of $3,264,000 and $832,000 in 1996 and 1995, respectively, and gross realized losses of $2,171,000 in 1994 were recognized on those sales and were included in marketing, general and administrative expenses. The Company used specific identification as the cost basis in computing realized gains and losses.

     At December 27, 1996 and December 29, 1995 the carrying value of notes payable, short-term debt and long-term debt approximated fair value because of the variable interest rate nature of these instruments.

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these investments to financial institutions evaluated as highly creditworthy. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies.

                               AMDAHL CORPORATION

NOTE 6. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following:

                                                                   1996         1995
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Payroll and vacation...................................  $138,472     $125,482
        Restructuring costs (Note 8)...........................    43,311       55,110
        Income taxes...........................................    54,986       38,085
        Deferred income........................................   106,778       95,968
        Acquisition price payable (Note 3).....................    64,174           --
        Other..................................................   134,022      116,955
                                                                 --------     --------
                                                                 $541,743     $431,600
                                                                 ========     ========

NOTE 7. LONG-TERM DEBT AND LIABILITIES AND BANK CREDIT AGREEMENTS

     Long-term debt and liabilities consisted of the following:

                                                                   1996         1995
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Long-term debt -- stockholder (Fujitsu) (Note 2).......  $ 80,000     $ 80,000
        Bank loans at DMR......................................       749        7,444
        Capitalized lease obligations (Note 13)................    17,988       19,856
        Long-term liabilities..................................    27,252       26,970
                                                                 --------     --------
                                                                  125,989      134,270
        Less current maturities................................    82,326        3,118
                                                                 --------     --------
        Long-term debt and liabilities.........................  $ 43,663     $131,152
                                                                 ========     ========

     Bank loans at DMR primarily consist of installment loans and have maturity dates ranging from 1997 to 1999. Bank loans at DMR on December 29, 1995 primarily consisted of the outstanding balance on a $14,700,000 revolving term line of credit having an original maturity of five years and bearing interest at a rate based upon the Canadian Bankers' Acceptance Rate. In 1996 the revolving term line of credit was refinanced to short-term borrowings and was included in the short-term debt balance.

     The Company has credit agreements with a number of banks providing for short-term borrowings in U.S. dollars and various foreign currencies at varying interest rates. At December 27, 1996 and December 29, 1995, $42,727,000 and $18,908,000, respectively, were outstanding under these agreements.

     Interest paid on all borrowings was $10,731,000, $10,460,000 and $9,098,000 in 1996, 1995 and 1994, respectively.

     Long-term liabilities included deferred equipment maintenance revenues and long-term amounts accrued under the Executive Incentive Performance Plan.

NOTE 8. RESTRUCTURING OF OPERATIONS

     In the fourth quarter of 1996, the Company recorded a restructuring charge based on an evaluation of the competitive conditions in the markets for large-scale computing systems, consulting services and software. The Company looked at future costs in line with anticipated levels of business in 1997 and beyond, and determined that a restructuring charge of $40 million was required to cover the costs of reducing certain sectors of its workforce and facilities to levels more appropriate to current business requirements.

                               AMDAHL CORPORATION

     At December 27, 1996, $43.3 million of restructuring charges remained in accrued liabilities. The balance was comprised of $34.4 million for the reduction of approximately 300 employees to be completed in 1997, $7.5 million for closing excess facilities and $1.4 million for other non-cash write-downs of recorded assets, of which $41.9 million represents estimated future cash outflows. A summary of the restructuring activity is presented below:

                                                                       (IN THOUSANDS)
                                                                       --------------
        Balance at December 31, 1993*................................     $180,743
        1994 activity:
          Non-cash write-downs of property, equipment and
             inventories.............................................      (11,113)
          Reduction in workforce and other cash outflows.............      (53,460)
                                                                         ---------
        Balance at December 30, 1994.................................      116,170
        1995 activity:
          Restructuring reserve associated with the acquisition of
             DMR.....................................................        2,272
          Non-cash write-downs of property, equipment and
             inventories.............................................      (17,004)
          Reduction in workforce and other cash outflows.............      (22,170)
                                                                         ---------
        Balance at December 29, 1995.................................       79,268
        1996 provision...............................................       40,000
        1996 activity:
          Non-cash write-downs of property, equipment and
             inventories.............................................      (43,191)
          Reduction in workforce and other cash outflows.............      (32,766)
                                                                         ---------
        Balance at December 27, 1996.................................     $ 43,311
                                                                         =========

---------------

* Balance of restructuring accrual recorded in 1993.

NOTE 9.  MAJOR CUSTOMER, GEOGRAPHIC AREA AND PRODUCT LINE DATA

     No single customer accounted for 10% or more of total revenues in 1996, 1995 or 1994. The Company's operations by geographical area for the three years ended December 27, 1996 were as follows:

                                                                     ASIA     ADJUSTMENTS
                                UNITED                             PACIFIC         &
                                STATES      CANADA      EUROPE     & OTHER    ELIMINATIONS  CONSOLIDATED
                              ----------   --------   ----------   --------   -----------   ----------
                                                           (IN THOUSANDS)
1996 CONSOLIDATED
Revenues:
  Customers.................  $  797,766   $166,680   $  488,474   $178,629   $        --   $1,631,549
  Intercompany..............     280,686      5,971       22,978         --      (309,635)          --
                              ----------   --------   ----------   --------   -----------   ----------
          Total revenues....  $1,078,452   $172,651   $  511,452   $178,629   $  (309,635)  $1,631,549
                              ==========   ========   ==========   ========   ===========   ==========
Income (loss) from
  operations................  $ (319,121)  $  2,733   $   18,853   $ (2,172)  $   (32,239)  $ (331,946)
Interest income, net........                                                                    18,264
                                                                                            ----------
Loss before income taxes....                                                                $ (313,682)
                                                                                            ==========
Identifiable assets.........  $  969,039   $402,670   $1,123,018   $ 73,989   $(1,344,809)  $1,223,907
Corporate assets............                                                                   372,497
                                                                                            ----------
          Total assets......                                                                $1,596,404
                                                                                            ==========

                               AMDAHL CORPORATION

                                                                     ASIA     ADJUSTMENTS
                                UNITED                             PACIFIC         &
                                STATES      CANADA      EUROPE     & OTHER    ELIMINATIONS  CONSOLIDATED
                              ----------   --------   ----------   --------   -----------   ----------
                                                           (IN THOUSANDS)
1995 CONSOLIDATED
Revenues:
  Customers.................  $  872,153   $ 52,731   $  455,216   $136,288   $        --   $1,516,388
  Intercompany..............     236,477      1,016       10,998         --      (248,491)          --
                              ----------   --------   ----------   --------   -----------   ----------
          Total revenues....  $1,108,630   $ 53,747   $  466,214   $136,288   $  (248,491)  $1,516,388
                               =========   ========    =========   ========    ==========    =========
Income(loss) from
  operations................  $  (24,390)  $(23,563)  $   40,309   $  1,641   $    15,127   $    9,124
Interest income, net........                                                                    40,853
                                                                                            ----------
Income before income
  taxes.....................                                                                $   49,977
                                                                                             =========
Identifiable assets.........  $  666,019   $202,484   $  945,553   $ 56,118   $  (738,903)  $1,131,271
Corporate assets............                                                                   576,927
                                                                                            ----------
          Total assets......                                                                $1,708,198
                                                                                             =========

                                                                     ASIA     ADJUSTMENTS
                                UNITED                             PACIFIC         &
                                STATES      CANADA      EUROPE     & OTHER    ELIMINATIONS  CONSOLIDATED
                              ----------   --------   ----------   --------   -----------   ----------
                                                           (IN THOUSANDS)
1994 CONSOLIDATED
Revenues:
  Customers.................  $  955,090   $ 62,433   $  506,526   $114,564   $        --   $1,638,613
  Intercompany..............     241,468        (88)       7,428         --      (248,808)          --
                              ----------   --------   ----------   --------   -----------   ----------
          Total revenues....  $1,196,558   $ 62,345   $  513,954   $114,564   $  (248,808)  $1,638,613
                               =========   ========    =========   ========    ==========    =========
Income from operations......  $   49,908   $  4,444   $    3,256   $  3,672   $     2,611   $   63,891
Interest income, net........                                                                    16,363
                                                                                            ----------
Income before income
  taxes.....................                                                                $   80,254
                                                                                             =========
Identifiable assets.........  $  663,205   $ 23,051   $  681,193   $ 32,128   $  (354,320)  $1,045,257
Corporate assets............                                                                   673,778
                                                                                            ----------
          Total assets......                                                                $1,719,035
                                                                                             =========

     The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's operating units. Accordingly, the revenue, operating income (loss) and identifiable assets shown for each geographic area may not be indicative of the amounts that would have been reported if the operating units were independent of one another.

     Intercompany sales and transfers of manufacturing materials and finished systems between areas are accounted for based on established intercompany sales prices.

     Operating income (loss) is revenue less related costs and direct and allocated operating expenses, excluding interest and, for all areas except the United States, the unallocated portion of corporate expenses. United States operating income (loss) is net of corporate engineering and development and administrative expenses. The United States' 1996 operating loss includes the write-off of purchased in-process engineering and development recorded upon the acquisition of Trecom (see Note 3) and the corporate restructuring charge (see
Note 8). The United States' 1996 identifiable assets included the excess of cost over new assets acquired related to the acquisition of Trecom. Canada's 1995 loss from operations includes the write-off of

                               AMDAHL CORPORATION
purchased in-process engineering and development. Canada's 1995 and 1996 identifiable assets include the excess of cost over net assets acquired related to the acquisition of DMR (see Note 3).

     Corporate assets include assets maintained for general purposes, principally cash equivalents and short-term investments.

     The Company operates in the large-scale computer system and related storage and communications products segment of the data processing industry. The Company also continues to make the transition to being a more service and solutions oriented business. Revenues for similar classes of products or services within this one business segment for the most recent three years are presented below:

                                                            1996      1995*      1994*
                                                           ------     ------     ------
                                                                  (IN MILLIONS)
        Processor equipment sales**....................... $  363     $  643     $  820
        Storage product equipment sales...................     79         83        203
        Server equipment sales............................     97         77         27
                                                           ------     ------     ------
                  Total equipment sales...................    539        803      1,050
                                                           ------     ------     ------
        Maintenance services revenues.....................    435        475        449
        Consulting and professional services revenues.....    559        141         64
        Lease revenues....................................     23         18         30
        Software and implementation services
          revenues***.....................................     76         79         46
                                                           ------     ------     ------
                  Total service, software and other
                    revenues..............................  1,093        713        589
                                                           ------     ------     ------
                                                           $1,632     $1,516     $1,639
                                                           ======     ======     ======

---------------

*   Reclassified to conform to 1996 presentation.

** Includes Systems/390-compatible mainframe processors and certain related hardware products.

*** Includes all software revenue and services performed to implement the software environment at customer sites (excludes application services). 1995 included $15 million of nonrecurring software sales to Fujitsu (see Note 2).

NOTE 10. CAPITAL STOCK

     There are 200,000,000 authorized shares of common stock, par value of $.05 per share, of which 121,753,000 shares were issued and outstanding as of December 27, 1996. As of December 27, 1996 the Company had reserved shares of its common stock for the following purposes:

                                  DESCRIPTION                        SHARES RESERVED
            -------------------------------------------------------- ---------------
            Stock Option Plans --
              Stock options outstanding.............................     8,279,873
              Stock options and restricted stock available for
                 grant..............................................     2,031,114
              Employee Stock Purchase Plan..........................     6,069,960
                                                                        ----------
                                                                        16,380,947
                                                                        ==========

     On November 1, 1996 the Board of Directors authorized, subject to stockholder approval at the annual meeting on May 1, 1997, an increase to the shares available for grant under the 1994 Stock Incentive Plan by 2% of the shares of common stock outstanding on May 1, 1997. The Board of Directors also authorized, subject to stockholder approval, ongoing annual increases to the shares available for grant on the first trading day of each calendar year beginning with 1998. The annual increases will be 3% of the shares of common stock outstanding on December 31 of the immediately preceding calendar year, provided that each annual increase

                               AMDAHL CORPORATION
will be limited so that the shares available for future option grants and share issuances will not exceed 6,000,000 shares at the time of each annual increase.

     On May 2, 1996 the stockholders approved an increase of 5,000,000 shares in the number of shares issuable under the Employee Stock Purchase Plan.

     On February 8, 1996 the Board of Directors authorized the Company to buy back up to $100 million of the Company's common stock. No shares were repurchased under this authorization in 1996.

     There are 5,000,000 authorized shares of Preferred Stock, par value of $1 per share. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of December 27, 1996 no Preferred Stock had been issued.

NOTE 11. EMPLOYEE STOCK OPTIONS AND BENEFIT PLANS

     Under the Company's stock option plans, options generally become exercisable in cumulative annual installments beginning one year after the date of grant, are fully exercisable after four or five years and expire after ten or fifteen years. Options are granted to non-employee directors under the Automatic Option Grant Program. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No.
123), the Company's net income (loss) and earnings (loss) per share would have been adjusted to the following pro forma amounts:

                                                             1996           1995
                                                           ---------       -------
                                                            (IN THOUSANDS, EXCEPT
                                                             PER SHARE AMOUNTS)
            Net income (loss):
              As Reported................................. $(326,682)      $28,527
              Pro Forma................................... $(331,997)      $28,165
            Earnings (loss) per share:
              As Reported................................. $   (2.71)      $   .24
              Pro Forma................................... $   (2.75)      $   .23

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.6 and 6.7 percent; expected dividend yields of 0 and 0 percent; expected lives of 4.4 and 4.5 years; and expected volatility of 37.6 and 37.6 percent.

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to fiscal 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Under the Employee Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at a price per share that is the lesser of 85% of the fair market value as of the first day or the last day of each three-month purchase period. The Company sold 755,000 shares, 619,000 shares, and 1,031,000 shares in 1996, 1995 and 1994, respectively. The weighted average fair value of shares sold in 1996 was $10.08.

                               AMDAHL CORPORATION

     Activity in the Company's option plans excluding restricted stock is summarized as follows:

                                                 1996                   1995                   1994
                                         --------------------   --------------------   --------------------
                                              WTD. AVG.              WTD. AVG.              WTD. AVG.
                                         --------------------   --------------------   --------------------
                                         SHARES    EX PRICE*    SHARES    EX PRICE*    SHARES    EX PRICE*
                                         -------   ----------   -------   ----------   -------   ----------
                                                               (SHARES IN THOUSANDS)
Options outstanding at Beginning of
  year.................................    6,875     $ 6.13       8,996     $ 5.77      10,736     $ 5.57
  Granted..............................    3,576       8.05         377      11.07         391       7.24
  Exercised............................   (1,464)      5.34      (2,032)      5.49        (935)      4.94
  Expired or canceled..................     (707)      7.43        (466       6.01      (1,196)      5.13
Options outstanding at end of year.....    8,280     $ 6.98       6,875     $ 6.13       8,996     $ 5.77
Exercisable at end of year.............    3,716                  3,114                  3,262
  Weighted average fair value of
     options granted...................  $  3.51                $  4.58

---------------

* Weighted Average Exercise Price

     The following summarizes the stock options outstanding at December 27, 1996:

                                 OPTIONS OUTSTANDING
   ACTUAL      -------------------------------------------------------            OPTIONS EXERCISABLE
  RANGE OF                            WEIGHTED-                            ---------------------------------
  EXERCISE                             AVERAGE                                                    WEIGHTED-
   PRICES           NUMBER            REMAINING                                 NUMBER             AVERAGE
     ($5          OUTSTANDING        CONTRACTUAL     WEIGHTED-AVERAGE         EXERCISABLE         EXERCISE
 INCREMENTS)       12/27/96             LIFE          EXERCISE PRICE           12/27/96             PRICE
-------------  -----------------     -----------     -----------------     -----------------     -----------
$ 2.57-4.81        3,760,003              6.1             $  4.65              2,481,377           $  4.72
$ 5.31-9.91        3,460,186             12.4             $  7.80                724,825           $  7.13
$10.06-14.72         970,684             10.1             $ 12.14                425,829           $ 12.82
$15.00-18.88          89,000              3.6             $ 17.18                 84,200           $ 17.21
                   ---------             ----              ------              ---------            ------
$ 2.57-18.88       8,279,873              9.2             $  6.98              3,716,231           $  6.40
                   =========             ====              ======              =========            ======

     As of December 27, 1996 the Company had 356,701 shares of restricted common stock outstanding with certain officers and key employees under the 1994 Stock Incentive Plan. These shares carry certain restrictions on transferability, which will lapse over periods as determined by the Board of Directors at the time of award. The difference between the fair market value at the date of grant and the purchase price of the shares (generally, $.05 per share) is recorded as compensation expense ratably over the period from the date of grant to the date the restrictions lapse.

     The Company has a Capital Accumulation Plan available to all its North American employees to which it contributes based on its profits. The Company also has a savings plan for domestic employees whereby it matches 25% of employee contributions up to specified limits. In addition, under the Executive Incentive Performance Plan, amounts up to 2% of income before taxes are accrued for selected key employees instead of their participation in the Capital Accumulation Plan. Approximately half of the award vests over the following four years and the remainder vests over a service period of up to twenty years. The total cost of these plans charged to operations was $1,322,000 in 1996, $10,303,000 in 1995 and $9,025,000 in 1994.

                               AMDAHL CORPORATION

NOTE 12.  INCOME TAXES

     Income (loss) before taxes and the provision for (benefit from) income taxes were comprised of the following:

                                                      1996          1995         1994
                                                    ---------     --------     --------
                                                              (IN THOUSANDS)
        Income (loss) before provision for income
          taxes:
          Domestic................................  $(268,098)    $ 18,104     $ 65,941
          Foreign.................................    (45,584)      31,873       14,313
                                                    ---------      -------      -------
                                                    $(313,682)    $ 49,977     $ 80,254
                                                    =========      =======      =======
        Provision for (benefit from) income taxes:
        Federal --
          Current.................................  $  (6,244)    $ 25,804     $ 20,531
          Deferred, net...........................      6,244      (12,918)      (4,895)
                                                           --       12,886       15,636
        State --
          Current.................................      5,390        4,328       (7,284)
          Deferred, net...........................     (1,890)      (2,328)       8,484
                                                    ---------      -------      -------
                                                        3,500        2,000        1,200
        Foreign --
          Current.................................     11,659        6,291         (744)
          Deferred, net...........................     (2,159)         273      (10,642)
                                                        9,500        6,564      (11,386)
                                                    ---------      -------      -------
             Net tax provision....................  $  13,000     $ 21,450     $  5,450
                                                    =========      =======      =======

     The effective income tax provision differed from the statutory federal provision due to the following (prior year amounts have been reclassified to conform to current-year presentation):

                                                      1996          1995         1994
                                                    ---------     --------     --------
                                                              (IN THOUSANDS)
        Statutory federal tax provision
          (benefit)...............................  $(109,789)    $ 17,492     $ 28,089
        State tax provisions, net of federal tax
          benefit.................................      2,275        1,300          780
        Foreign losses in excess of available
          benefits................................     27,163       13,132        4,199
        Unutilized (utilized) deductible temporary
          differences.............................     82,427      (20,055)     (40,484)
        Foreign subsidiaries' earnings taxed at
          rates in excess of the statutory federal
          rate....................................        169          235        8,750
        Write-off of purchased in-process
          engineering and development.............      7,245        9,554           --
        Goodwill amortization.....................      2,693           --           --
        Other.....................................        817         (208)       4,116
                                                    ---------      -------       ------
        Net tax provision.........................  $  13,000     $ 21,450     $  5,450
                                                    =========      =======       ======
        Net effective tax rate....................        (4%)         43%           7%
                                                    =========      =======       ======

     Net income tax refunds of $6,104,000 and $12,340,000 were received by the Company in 1996 and 1994, respectively, and net income taxes of $26,050,000 were paid by the Company in 1995.

                               AMDAHL CORPORATION

     The components of the net deferred tax liability at December 27, 1996 and December 29, 1995 were as follows:

                                                              1996          1995
                                                            ---------     --------
                                                                (IN THOUSANDS)
            Deferred tax liabilities:
              Taxes on foreign income...................... $ (35,174)    $(18,520)
              Depreciation.................................   (44,975)     (26,173)
              Revenue timing...............................    (3,149)     (12,450)
                                                            ---------     --------
                      Total deferred tax liability.........   (83,298)     (57,143)
                                                            ---------     --------
            Deferred tax assets:
              Reserves.....................................   137,916       84,594
              Net operating loss and credit
                 carryforwards.............................   142,762       40,423
              Other........................................     7,493       20,860
                                                            ---------     --------
                                                              288,171      145,877
              Valuation allowance..........................  (207,700)     (89,367)
                                                            ---------     --------
                      Total deferred tax assets............    80,471       56,510
                                                            ---------     --------
            Net deferred tax liability..................... $  (2,827)    $   (633)
                                                            =========     ========

     No tax benefit was recorded for losses other than recoverable taxes or future taxable income from the reversal of deferred items.

     The valuation allowance at December 27, 1996 and December 29, 1995 provided reserves against worldwide operating losses, deferred tax assets, and tax credit carryforwards which may expire before the Company can utilize them. The Company believes sufficient uncertainty exists regarding the realizability of these items and accordingly has continued to provide a valuation allowance for them.

     Cumulative undistributed earnings of foreign subsidiaries for which no United States income or foreign withholding taxes have been recorded, because such earnings are expected to be reinvested indefinitely, amounted to $105,200,000 at December 27, 1996. The Company provides in full for United States income taxes on the earnings of foreign subsidiaries not considered indefinitely invested outside the United States.

     At December 27, 1996 the Company had U.S. federal net operating loss carryforwards of $136,900,000 which expire in the year 2011. State net operating loss carryforwards approximate $347,200,000 which expire in the years 1997 through 2011. Foreign net operating loss carryforwards of $71,900,000 expire at various dates from 1997 through 2006 and $70,700,000 can be carried forward indefinitely.

     In 1994 the Internal Revenue Service (IRS) issued a notice of deficiency to the Company for disputed items related to the 1983 through 1986 tax years, the most significant of which related to the treatment of system spares. In the fourth quarter of 1996 the Company was notified that the IRS was no longer contesting the Company's treatment of system spares. The remaining disputed items are immaterial.

     The IRS field audit of the Company's 1987 through 1990 tax years is in process. In the opinion of management, the final resolution of the matters raised by the IRS field audit will not result in any material adverse impact to the Company's results of operations or financial position. It is reasonably possible that the Company's estimate of the final impact of these matters will change in the near term upon the completion of the IRS field audit.

NOTE 13. LEASE COMMITMENTS

     The Company leases a substantial portion of its principal facilities under capital lease agreements extending through the year 2008. Capitalized facilities leases totaling $18,571,000 and $32,995,000 with

                               AMDAHL CORPORATION
accumulated amortization of $17,408,000 and $24,176,000 were included in the land and buildings classification on the balance sheets at December 27, 1996 and December 29, 1995, respectively. The lease agreements provide for renewal options extending the lease terms beyond the initial terms in five-year increments. The Company also leases certain equipment and sales and service facilities under operating leases. The minimum lease commitments as of December 27, 1996 were as follows:

                                                                  CAPITAL     OPERATING
                                                                  LEASES       LEASES
                                                                  -------     ---------
                                                                     (IN THOUSANDS)
        1997....................................................  $ 3,717     $  38,547
        1998....................................................    3,390        30,742
        1999....................................................    2,624        23,539
        2000....................................................    2,626        16,864
        2001....................................................    2,626        12,935
        After 2001..............................................   15,760        19,539
                                                                  --------     --------
                  Total minimum lease commitments...............   30,743     $ 142,166
                                                                  ========
        Less imputed interest (9.25% to 13.74%).................  (12,755)
                                                                  --------
        Present value of minimum lease commitments (Note 7).....  $17,988
                                                                  ========

     Minimum obligations have not been reduced by minimum rentals of $6,020,000 and $20,691,000 receivable in the future under noncancelable subleases of capital leases and operating leases, respectively, as of December 27, 1996.

     Rental expense charged to income was as follows:

                                                         1996        1995        1994
                                                        -------     -------     -------
                                                                (IN THOUSANDS)
        Minimum rent..................................  $46,108     $37,701     $38,768
        Less sublease rent............................     (463)     (6,276)     (4,073)
                                                        -------     -------     -------
                  Total...............................  $45,645     $31,425     $34,695
                                                        =======     =======     =======

NOTE 14. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             FIRST      SECOND      THIRD      FOURTH       YEAR
                                            --------   ---------   --------   --------   ----------
                                            (IN THOUSANDS, EXCEPT PER COMMON SHARE AMOUNTS AND NOTE
                                                                     DATA)
FISCAL QUARTER AND YEAR 1996
  Revenues................................. $317,028   $ 382,854   $439,819   $491,848   $1,631,549
  Gross margin............................. $ 72,582   $ (76,894)  $123,449   $137,926   $  257,063
  (Loss) before taxes...................... $(48,153)  $(228,436)  $ (4,201)  $(32,892)  $ (313,682)
  Net (loss)............................... $(38,523)  $(249,436)  $ (4,833)  $(33,890)  $ (326,682)
  Net (loss) per common share.............. $   (.32)  $   (2.07)  $   (.04)  $   (.28)  $    (2.71)

FISCAL QUARTER AND YEAR 1995
  Revenues................................. $371,526   $ 378,666   $350,016   $416,180   $1,516,388
  Gross margin............................. $145,315   $ 148,271   $142,469   $120,746   $  556,801
  Income (loss) before taxes............... $ 26,394   $  33,642   $ 25,707   $(35,766)  $   49,977
  Net income (loss)........................ $ 20,594   $  26,242   $ 20,057   $(38,366)  $   28,527
  Net income (loss) per common share....... $    .17   $     .22   $    .17   $   (.32)  $      .24

---------------

Notes: Second-quarter 1996 results of operations included charges of $20,700,000 or $.17 per share to write off in-process engineering and development at Trecom Business Systems, Inc., and $130,000,000 or $1.08 per

                               AMDAHL CORPORATION
share to reduce 5995M assets to estimated market value. Fourth-quarter 1996 results of operations included a restructuring charge of $40,000,000 or $.33 per share. Fourth-quarter 1995 results of operations included charges of $27,296,000 or $.23 per share to write off in-process engineering and development at DMR Group Inc. and $26,000,000 or $.22 per share to reduce inventories to estimated market value.

                                  EXHIBIT III

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                FUJITSU LIMITED,

                          FUJITSU INTERNATIONAL, INC.
                                      AND

                               AMDAHL CORPORATION

                           DATED AS OF JULY 30, 1997

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----
                                      ARTICLE I. THE OFFER
Section 1.1.     The Offer................................................................    1
Section 1.2.     Company Action...........................................................    2
Section 1.3.     SEC Actions..............................................................    2
Section 1.4.     Directors................................................................    3

                                     ARTICLE II. THE MERGER
Section 2.1.     The Merger...............................................................    4
Section 2.2.     Effect of the Merger.....................................................    4
Section 2.3.     Consummation of the Merger...............................................    4
Section 2.4.     Certificate of Incorporation; Bylaws; Directors and Officers.............    4
Section 2.5.     Effect on Securities.....................................................    5
Section 2.6.     Company Stock Plans......................................................    5
Section 2.7.     Payment for Shares.......................................................    6
Section 2.8.     Dissenting Shares........................................................    7
Section 2.9.     Stockholders' Meeting....................................................    7
Section 2.10.    Subsequent Actions.......................................................    8
                   ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Section 3.1.     Organization and Qualification...........................................    9
Section 3.2.     Subsidiaries.............................................................    9
Section 3.3.     Authority Relative to Agreement..........................................    9
Section 3.4.     Non-Contravention........................................................   10
Section 3.5.     Capitalization...........................................................   10
Section 3.6.     SEC Filings..............................................................   11
Section 3.7.     Financial Statements.....................................................   11
Section 3.8.     Absence of Certain Changes or Events.....................................   12
Section 3.9.     Governmental Approvals...................................................   12
Section 3.10.    Compliance with Laws.....................................................   12
Section 3.11.    Litigation...............................................................   13
Section 3.12.    Intellectual Property Rights.............................................   13
Section 3.13.    Taxes....................................................................   14
Section 3.14.    Employee Benefit Plans...................................................   15
Section 3.15.    Severance Arrangements...................................................   17
Section 3.16.    Environmental Matters....................................................   17
Section 3.17.    Limitations on Business Activities.......................................   17
Section 3.18.    Customer Relationships...................................................   18
Section 3.19.    Certain Transactions.....................................................   18
Section 3.20.    State Takeover Statute...................................................   18
Section 3.21.    Fairness Opinion.........................................................   18
Section 3.22.    Brokers..................................................................   18

                 ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO
Section 4.1.     Organization and Qualification...........................................   18
Section 4.2.     Authority Relative to Agreement..........................................   18
Section 4.3.     Non-Contravention........................................................   19
Section 4.4.     Governmental Approvals...................................................   19

                                                                                            PAGE
                                                                                            ----
Section 4.5.     Brokers..................................................................   19
Section 4.6.     Financing................................................................   19

                                 ARTICLE V. CERTAIN AGREEMENTS
Section 5.1.     Conduct of the Company's Business........................................   20
Section 5.2.     Access to Information....................................................   21
Section 5.3.     Consents and Approvals; Further Assurances...............................   22
Section 5.4.     Inquiries and Negotiations...............................................   22
Section 5.5.     Notification of Certain Matters..........................................   23
Section 5.6.     Indemnification..........................................................   23
Section 5.7.     FIRPTA Certificate.......................................................   24
Section 5.8.     Employee Benefits........................................................   25

                              ARTICLE VI. CONDITIONS TO THE MERGER
Section 6.1.     Conditions to Each Party's Obligation to Effect the Merger...............   25
Section 6.2.     Conditions to Parent's and Newco's Obligation to Effect the Merger.......   25

                            ARTICLE VII. TERMINATION AND ABANDONMENT
Section 7.1.     Termination and Abandonment..............................................   26
Section 7.2.     Effect of Termination....................................................   27

                                  ARTICLE VIII. MISCELLANEOUS
Section 8.1.     Nonsurvival of Representations and Warranties............................   27
Section 8.2.     Expenses, Etc............................................................   27
Section 8.3.     Publicity................................................................   27
Section 8.4.     Execution in Counterparts................................................   27
Section 8.5.     Notices..................................................................   27
Section 8.6.     Waivers..................................................................   28
Section 8.7.     Entire Agreement.........................................................   28
Section 8.8.     Applicable Law...........................................................   29
Section 8.9.     Specific Performance.....................................................   29
Section 8.10.    Binding Effect, Benefits.................................................   29
Section 8.11.    Assignability............................................................   29
Section 8.12.    Amendments...............................................................   29
Section 8.13.    Headings.................................................................   29
Section 8.14.    Mutual Drafting..........................................................   29

ANNEX I          Defined Terms
ANNEX II         Conditions to the Offer
ANNEX III        Significant Subsidiaries

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (the "Agreement"), dated as of July 30, 1997, is entered into by and among Fujitsu Limited, a Japanese corporation ("Parent"), Fujitsu International, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Newco"), and Amdahl Corporation, a Delaware corporation (the "Company" and, collectively with Parent and Newco, the "Parties"). The Company and Newco are hereinafter sometimes referred to as the "Constituent Corporations." Certain capitalized terms used herein are defined in Annex I hereto.

     WHEREAS Parent, Newco and the Company have each approved, upon the terms and subject to the conditions hereinafter provided, the acquisition of the Company by Newco pursuant to a tender offer (the "Offer") by Newco for all the issued and outstanding shares of Common Stock, $.05 par value ("Company Common Stock"), of the Company, followed by a merger (the "Merger") of Newco with and into the Company, with the Company as the surviving corporation, and all other transactions contemplated by this Agreement (such acquisition, tender offer, merger and other transactions, collectively the "Transactions");

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, and in order to set forth the terms and conditions of the Merger and the mode of carrying the same into effect, the Parties hereby agree as follows:

                                   ARTICLE I.

                                   THE OFFER

SECTION 1.1. The Offer.

     (a) Offer. Parent shall cause Newco, as promptly as reasonably practicable after the date hereof, but in no event later than five (5) U.S. Business Days following the public announcement of the terms of this Agreement, to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase any and all of the issued and outstanding shares (the "Shares") of Company Common Stock (other than those Shares currently owned by Newco or Parent) at a price of $12.00 per Share, net to the seller in cash (or at such higher price as Newco elects to offer) (the "Offer Price"), but subject to any withholding required by law, provided, that Newco shall not be required to commence the Offer if an event shall have occurred that, had the Offer already been commenced, would give rise to a right to terminate the Offer under any of the conditions set forth in Annex II hereto. The Offer shall have a scheduled expiration date not less than twenty (20) U.S. Business Days following the commencement thereof. The obligation of Parent and Newco to accept and pay for Shares tendered shall be subject to the condition that there shall be validly tendered prior to the expiration date of the Offer and not withdrawn a number of Shares which, when added to the Shares owned by Parent, represent at least 51% of the Shares issued and outstanding on a fully diluted basis (the "Minimum Condition") and to the other conditions set forth in Annex II. Parent and Newco expressly reserve the right to waive the Minimum Condition or any of the other conditions to the Offer, to increase the price per Share payable in the Offer and to make any other change or changes in the terms or conditions of the Offer, including without limitation extending the expiration date, provided, that no change may be made that changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in Annex
II. If at any scheduled expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived by Parent, but in the reasonable, good faith judgment of the Company are capable of being satisfied within a period not to exceed twenty (20) U.S. Business Days, then, at the written request of the Company, Parent and Newco shall extend the Offer for such period, to a maximum of twenty (20) U.S. Business Days, but not in any event beyond the date specified in Section 7.1(b)(i)(B) hereof.

     (b) Acceptance and Payment. Newco shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment Shares validly tendered within five (5) Business Days after such satisfaction or waiver of all conditions of the Offer, and pay for accepted Shares as promptly thereafter as reasonably practicable.

SECTION 1.2. Company Action.

     (a) Board of Directors. The Company hereby approves and consents to the Offer and represents that its Board of Directors, at a meeting duly called and held and acting on the unanimous recommendation of the members of the Board of Directors of the Company who are independent of Parent and Newco and who constitute a majority of the directors in office (the "Company Board"), has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interest of the Company's stockholders, (ii) approved this Agreement and the Transactions, including the Offer and the Merger, which approval satisfies in full the requirements of the General Corporation Law of the State of Delaware (the "DGCL") including, without limitation, Section 203 thereof, and (iii) resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger and other Transactions by its stockholders. The Company represents that it has been advised that all of the directors on the Company Board and all of the executive officers intend to tender their Shares pursuant to the Offer.

     (b) Stockholder Lists; Other Assistance. The Company will promptly, and in any event within three (3) U.S. Business Days after the execution of this Agreement, furnish, or cause its transfer agent to furnish, Newco with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case which, to the Company's best knowledge, are true and correct as of a recent date, and will provide, or cause its transfer agent to provide, to Newco such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent or Newco or any of their respective agents may reasonably request in connection with the Offer and Merger.

SECTION 1.3. SEC Actions.

     (a) Schedules 14D-1 and 13E-3. As soon as reasonably practicable on the date of commencement of the Offer, Parent and Newco shall file with the Securities and Exchange Commission ("SEC") (i) a Tender Offer Statement on
Schedule 14D-1 with respect to the Offer (including all supplements and amendments thereto, the "Schedule 14D-1") and (ii) a Transaction Statement on
Schedule 13E-3 (including all supplements and amendments thereto, the "Schedule 13E-3," which, together with the Schedule 14D-1 and all other documents required to be filed by Parent and Newco with the SEC in connection with the Transactions, are collectively referred to as the "Offer Documents"). The Company shall execute, and join in the filing of, the Schedule 13E-3.

     (b) Schedule 14D-9. Concurrently with the filing of the Schedule 14D-1, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 (including all supplements and amendments thereto, the "Schedule 14D-9"), which shall reflect the recommendations of the Company Board referred to in Section 1.2(a).

     (c) Action by Parties.

          (i) Parent and Newco will take all steps necessary to ensure that the Offer Documents, and the Company will take all steps necessary to ensure that the Schedule 14D-9 and all other documents required to be filed by the Company with the SEC in connection with the Transactions (collectively, the "Company Disclosure Documents"), comply or complies in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, that Parent and Newco make no representation with respect to information furnished by the Company for inclusion in the Offer Documents and that the Company makes no representation with respect to information furnished by Parent or Newco for inclusion in the Company Disclosure Documents.

          (ii) The Company represents and warrants to Parent and Newco that the information with respect to the Company or any Subsidiary that (i) the Company or any Subsidiary furnishes to Parent in writing specifically for inclusion in the Offer Documents, (ii) is incorporated in the Offer Documents by reference to any of the Company SEC Filings or (iii) is set forth in the Company Disclosure Documents (other than any information set forth in the Company Disclosure Documents that is furnished by Parent or Newco for inclusion therein), will not, at the time of the filing of the Offer Documents, at the time of any distribution thereof and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Newco jointly and severally represent to the Company that the information with respect to Parent and Newco that (i) Parent or Newco furnishes to the Company in writing specifically for inclusion in the Company Disclosure Documents, (ii) is incorporated in the Company Disclosure Documents by reference to any of the Offer Documents (other than any information set forth in any of the Offer Documents that is furnished by the Company or any Subsidiary for inclusion therein), or (iii) is set forth in the Schedule 14D-1 (other than any information set forth in the Schedule 14D-1 that is furnished by the Company or any Subsidiary for inclusion therein), will not, at the time of the filing of the Offer Documents, at the time of any distribution thereof and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and Newco, on the one hand, and the Company, on the other hand, will promptly correct any information provided by it for use in the Offer Documents and the Company Disclosure Documents, as the case may be, if and to the extent that it shall have become false and misleading in any material respect.

          (iii) Each of Parent and Newco will take all steps necessary to cause the Offer Documents, and the Company will take all steps necessary to cause the Company Disclosure Documents, in each case including all amendments thereto, to be filed with the SEC and to be disseminated to holders of the Shares as and to the extent required by applicable federal securities laws.

          (iv) Each of the Company, on the one hand, and Parent and Newco on the other hand, will give the other, and their respective counsel, the opportunity to review and provide comments with respect to the Company Disclosure Documents and the Offer Documents, as the case may be, before they are filed with the SEC, in each case including all amendments thereto. In addition, each Party will provide the other Parties and their counsel with any comments, whether written or oral, which it may receive from time to time from the SEC or its staff with respect to the Company Disclosure Documents or the Offer Documents promptly after the receipt of such comments.

SECTION 1.4. Directors.

     (a) Entitlement. Effective upon the acceptance for payment by Newco of such number of Shares as shall constitute satisfaction of the Minimum Condition, Newco shall be entitled, at its option, to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company for the period following such acceptance (the "Post-Acceptance Board") that equals the product of (i) the total number of directors on the Post-Acceptance Board (giving effect to the election of any additional directors and/or the resignation of any existing directors pursuant to this Section) and (ii) the percentage that the number of Shares owned by Newco (including Shares accepted for payment) and Parent bears to the total number of Shares issued and outstanding, and the Company shall take all action necessary to cause Newco's designees to be elected or appointed to the Post-Acceptance Board, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company will use its best efforts to cause individuals designated by Newco as provided in the previous sentence to constitute the same percentage as such individuals represent on the Post-Acceptance Board of (A) each committee of such Board (other than any committee of such Board established to take action under this Agreement), (B) each board of directors of each Subsidiary and (C) each committee of each such board. Notwithstanding the foregoing, at all times prior to the Effective Time the Post-Acceptance Board shall include at least two (2) directors in office as of the date hereof who are not employees of the Company or any of its subsidiaries or affiliates of Parent or Newco (any such director remaining in office being a "Continuing Director"). The provisions of this Section 1.4(a) are in addition to and shall not limit any rights which Parent or Newco or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

     (b) Company Actions. The Company shall promptly take all actions required in order to fulfill its obligations under this Section, including without limitation all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which shall include without limitation including in the Schedule 14D-9 such information with respect to the Company and its officers and directors and Newco's designees as is necessary to enable Newco's designees to be elected to the Post-Acceptance Board. Parent or Newco will supply to the Company any information with respect to itself and such nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1, and Parent and Newco jointly and severally represent to the Company that such information will not, at the time of the filing with the SEC of any document required to be filed pursuant to this Section 1.4(b), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order that the statements made therein, in light of the circumstances under which they were made, are not misleading.

                                  ARTICLE II.

                                   THE MERGER

SECTION 2.1. The Merger.

     As promptly as reasonably practicable after consummation of the Offer, subject to the terms and conditions of this Agreement, at the Effective Time, in accordance with this Agreement and the DGCL, Newco shall, pursuant to the Merger, be merged with and into the Company, the separate existence of Newco (except as it may be continued by operation of law) shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation").

SECTION 2.2. Effect of the Merger.

     Upon the effectiveness of the Merger, the Surviving Corporation shall succeed to and assume all the rights and obligations of the Company and Newco in accordance with the DGCL, and the Merger shall otherwise have the effects set forth in Section 259 of the DGCL.

SECTION 2.3. Consummation of the Merger.

     The closing of the Merger (the "Closing") will take place as soon as practicable after the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein, provided that this Agreement has not been terminated previously, at the offices of Morrison & Foerster, LLP, San Francisco, California, or such other location as the Parties may agree. On the date of the Closing, the Parties will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a properly executed certificate of merger in accordance with the DGCL, which shall be effective upon filing or on such later date as may be specified therein (the time of such effectiveness being the "Effective Time").

SECTION 2.4.  Certificate of Incorporation; Bylaws; Directors and Officers.

     The Certificate of Incorporation of the Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and as provided by the DGCL. The Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the Certificate of Incorporation of the Surviving Corporation and as provided by the DGCL. From and after the Effective Time and until their respective successors are duly elected or appointed and qualified, (a) the directors of Newco at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

SECTION 2.5.  Effect on Securities.

     By virtue of the Merger and without any action on the part of either Constituent Corporation or any holder of the capital stock thereof, at the Effective Time:

          (a) Each share of Common Stock, $0.05 par value, of Newco issued and outstanding immediately prior to the Effective Time shall be canceled and retired, and no consideration shall be paid or delivered in exchange therefor;

          (b) Each Share that is held in the treasury of the Company or by any Subsidiary immediately prior to the Effective Time shall be canceled and retired, and no consideration shall be paid or delivered in exchange therefor;

          (c) Each Share issued and outstanding immediately prior to the Effective Time and registered in the name of Parent or Newco shall not be converted but shall remain outstanding as one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation; and

          (d) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares referred to in Section 2.5(b) or 2.5(c) above and Dissenting Shares (which are to be treated in accordance with Section 2.8)) shall be converted into the right to receive, upon surrender of the certificate formerly representing such Share, in the manner provided below, an amount in cash, without interest, equal to the Offer Price or any higher price paid for each Share in the Offer (the "Merger Consideration"). As of the Effective Time, each such remaining Share shall no longer be issued and outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

SECTION 2.6.  Company Stock Plans.

     (a) Company Option Plans. The Options granted pursuant to the Company's 1974 Stock Incentive Plan shall vest automatically at the Effective Time. The Company Option Plans and all stock options issued and outstanding thereunder shall terminate and be canceled effective as of the Effective Time. In consideration of such termination and cancellation, (i) each holder of a stock option under the Company Option Plans which, in whole or in part, has vested as of the Effective Time shall be entitled to receive from the Company, at the Effective Time, for each share of Company Common Stock subject to the then-vested portion of the option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option, and (ii) each holder of a stock option under the Company Option Plans which, in whole or in part, has not vested as of the Effective Time shall be entitled to receive from the Company, on the date(s) following the Effective Time on which the option would have vested under the relevant Company Option Plan, for each Share subject to the then-vested portion of the option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option, plus interest on such cash amount calculated from the Effective Time to the date the option would have vested at an annual rate of six percent (6%) based on the actual number of days elapsed, in each case subject to applicable withholding tax, if any, provided the holder continues to be an employee of the Surviving Corporation or one of its affiliates as of such date. Notwithstanding the foregoing, no optionholder shall be entitled to receive any payment in consideration of the termination and cancellation of such option until the optionholder shall have delivered to the Company or the Surviving Corporation a release in form satisfactory to Parent. The Board of Directors of the Company shall take all actions necessary to cause all outstanding options to purchase Shares to be terminated and canceled as provided in this Section 2.6(a). The Board of Directors of the Company further shall take all such actions consistent with Applicable Law and the existing provisions of the Stock Option Plans to provide that the right to receive consideration as provided in this Section 2.6(a) shall terminate, if not previously claimed, with respect to each option at the date twelve months from the Effective Time or, in the case of any option not vested at the Effective Time, twelve months from the date such option would have vested. The Surviving Corporation shall use reasonable efforts to notify each holder of a stock option under the Company Option Plans which has not vested as of the Effective Time of such holder's right to claim receipt of consideration as provided in this
Section 2.6(a) promptly following the date(s) each such option would have vested.

     (b) Company Stock Purchase Plan. The Company shall take all actions necessary to cause the last day of the "Purchase Period" (as defined in the Company Stock Purchase Plan) to be the earlier of (i) the end of the current Purchase Period or (ii) the date on which the Effective Time occurs. On such date, each participant in the Company Stock Purchase Plan shall be deemed to have purchased the number of whole Shares that could be purchased upon the application of the funds then in such participant's withholding account in accordance with the terms of the Company Stock Purchase Plan. As of the Effective Time, each participant shall be entitled to receive from the Company, for each Share such participant is deemed to have purchased, the Merger Consideration, subject to applicable withholding tax, if any. Notwithstanding the foregoing, no participant shall be entitled to receive any payment on account of any Shares deemed to have been purchased pursuant to this Section 2.6(b) until the participant shall have delivered to the Company an acknowledgment that the participant has received all amounts due in connection with the Company Stock Purchase Plan. The Company shall take all actions necessary to terminate the Company Stock Purchase Plan effective on the date as aforesaid so that no new Purchase Period that would otherwise commence on or after that date shall commence.

SECTION 2.7.  Payment for Shares.

     (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company to act as paying agent (the "Paying Agent") for the purpose of exchanging certificates representing issued and outstanding Shares (each, a "Certificate") for the Merger Consideration. Parent or Newco shall, from time to time, make available or cause to be made available to the Paying Agent funds in amounts and at times necessary for the payment of the Merger Consideration in the manner provided herein. All interest on such funds shall be paid to Parent or Newco.

     (b) Letter of Transmittal. Promptly after the Effective Time, the Surviving Corporation shall instruct the Paying Agent to mail to each holder of record of one or more Shares, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificate to the Paying Agent, and which shall have such other provisions as Parent shall specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration.

     (c) Entitlement of Shares. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of Shares previously represented by such Certificate, after giving effect to any withholding tax required by Applicable Law, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.7, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration.

     (d) Payments to Other Persons. If Merger Consideration is to be paid to any person other than the person in whose name the Certificates for Shares surrendered for conversion are registered, it shall be a condition of the payment that such Certificates be properly endorsed and the signatures thereon properly guaranteed and otherwise in proper form for transfer and that the person requesting such payment shall have paid to the Paying Agent any transfer or other taxes required by reason of the delivery of Merger Consideration to a person other than the registered holder of such Certificate, or shall have established to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

     (e) Termination. Any portion of the exchange funds held by the Paying Agent for delivery pursuant to this Section 2.7 and unclaimed at the end of six months after the Effective Time shall be paid or delivered to the Surviving Corporation, upon demand, and any holders of Certificates who have not theretofore complied with this Section 2.7 shall, subject to Applicable Law, thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of Shares. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

     (f) Stock Transfer Books; No Further Ownership Rights. At and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registrations of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, they shall be canceled and exchanged for Merger Consideration as provided in this Section 2.7.

SECTION 2.8.  Dissenting Shares.

     Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted such Shares in favor of the approval and adoption of this Agreement and who shall have delivered a written demand for appraisal of such Shares in the manner provided in Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but instead shall be converted into the right of the holders of such Shares to payment of the appraised value of such Shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that if any holder of Dissenting Shares (i) shall subsequently deliver a written withdrawal of his demand for appraisal of such Shares (with the written approval of the Surviving Corporation, if such withdrawal is not tendered within 60 days after the Effective Time), (ii) fails to perfect or loses his appraisal rights as provided in Section 262 of the DGCL, or (iii) fails to demand payment within the time period provided in Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such Shares and such Shares shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon. The Company shall give Parent and Newco (i) prompt notice of any demands received by the Company for appraisal of Shares and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 2.9.  Stockholders' Meeting.

     (a) Special Meeting and Proxy Statement. If required by Applicable Law in order to consummate the Merger, the Company, acting through the Post-Acceptance Board, shall, in accordance with Applicable Law:

          (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting"), as promptly as practicable following the acceptance for payment and purchase of Shares by Newco pursuant to the Offer, for the purpose of considering and taking action upon the approval of the Merger and the adoption of this Agreement;

          (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement, and use its best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement; (y) to cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement"), to be mailed to its stockholders, provided, that the Company (i) will promptly notify Parent of its receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements of the Proxy Statement or for additional information; (ii) will promptly provide Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger and (iii) will not amend or supplement the Proxy

     Statement without first consulting with Parent and its counsel; and (z) to obtain the necessary approvals of the Merger and this Agreement by its stockholders to the extent required by the DGCL;

          (iii) prepare and revise the Proxy Statement so that, at the date mailed to Company stockholders and at the time of the Special Meeting, the Proxy Statement will (x) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order that the statements made therein, in light of the circumstances under which they are made, are not misleading (except that the Company shall not be responsible under this clause (iii) with respect to statements made therein based on information supplied by Parent or Newco expressly for inclusion in the Proxy Statement), and (y) comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder;

          (iv) subject to the fiduciary obligations of the Company Board under applicable law as advised in writing by counsel to the Company Board, include in the Proxy Statement the recommendation of such Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement; and

          (v) without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to Section 2.9(a)(i) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Alternative Transaction or (ii) any withdrawal or modification by the Company Board of its approval or recommendation of the Offer, this Agreement or the Merger.

     (b) Parent Information. Parent shall furnish to the Company such information concerning itself and Newco, for inclusion in the Proxy Statement, as may be requested by the Company and required to be included in the Proxy Statement. Parent and Newco jointly and severally represent to the Company that such information provided in writing expressly for inclusion in the Proxy Statement will not, at the date the Proxy Statement is mailed to Company stockholders and (including any corrections or modifications made by Parent or Newco to such information) at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order that the statements made therein, in light of the circumstances under which they were made, are not misleading.

     (c) Merger Without Meeting of Stockholders. Notwithstanding the foregoing, in the event that Parent or Newco shall acquire at least 90% of the issued and outstanding Shares, the Parties agree, at the request of Parent, to take all appropriate and necessary action to cause the Merger to become effective as soon as practicable after the expiration or termination of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

SECTION 2.10.  Subsequent Actions.

     If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation are hereby authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                  ARTICLE III.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Newco that, except as set forth in the written Disclosure Schedule previously delivered by the Company to
Parent:

SECTION 3.1.  Organization and Qualification.

     The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.2.  Subsidiaries.

     (a) Subsidiaries.  Except for shares of the Subsidiaries identified on
Exhibit 21.1 to the Company's Annual Report on form 10-K for the fiscal year ended December 27, 1996 (the "Company Annual Report"), or the Subsidiaries or interests described in Schedule 3.2 attached hereto, the Company does not own of record or beneficially, directly or indirectly, (i) any shares of issued and outstanding capital stock or securities convertible into capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other non-corporate business enterprise. Each Subsidiary and its jurisdiction of formation is identified in the Company Annual Report or on
Schedule 3.2 attached hereto. The Company's proportionate share of the total assets (after intercompany eliminations) of those Subsidiaries that are not Significant Subsidiaries, taken as a whole, is less than 14% of the consolidated total assets of the Company as of December 27, 1996, and the Company's equity in the revenue of those Subsidiaries that are not Significant Subsidiaries, taken as a whole, is less than 20% of the consolidated revenue of the Company for the 1996 fiscal year. No one Subsidiary that is not a Significant Subsidiary accounted for more than 3% of the consolidated revenue for the Company for the 1996 fiscal year.

     (b) Organization and Authority. Except as set forth on Schedule 3.2 hereto, each Subsidiary is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, and each Significant Subsidiary and, to the Company's best knowledge, each other Subsidiary is in good standing under the jurisdiction of its incorporation. Each Significant Subsidiary and, to the Company's best knowledge, each other Subsidiary has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect on the Company.

     (c) Shares. Except as set forth on Schedule 3.2 hereto, all the issued and outstanding shares of capital stock of each Significant Subsidiary and, to the Company's best knowledge, each other Subsidiary are validly issued, fully paid and nonassessable and are owned by the Company or by a wholly-owned Subsidiary, free and clear of any Encumbrances or adverse claims, and there are no proxies issued and outstanding or restrictions on voting with respect to any such shares.

SECTION 3.3.  Authority Relative to Agreement.

     The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the Transactions have been duly authorized by the Company Board, and no other corporate proceedings on the part of the Company (including without limitation any action by its stockholders) are necessary to authorize this Agreement and the Transactions, except for approval of the Merger by the stockholders of the Company to the extent required by the DGCL. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, or other similar laws, now or hereafter in effect, affecting the enforcement of creditors' rights generally, and except that the availability of equitable remedies, including specific performance, may be subject to the discretion of the court before which any proceeding therefor may be brought.

SECTION 3.4.  Non-Contravention.

     Except as set forth on Schedule 3.4 hereto, the execution and delivery of this Agreement by the Company do not and the consummation by the Company of the Transactions will not (i) conflict with any provision of the Certificate of Incorporation or Bylaws of the Company; (ii) result (with the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument to which the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary is a party or by which any of the properties of the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary may be bound (each, a "Company Agreement"), any permit, concession, grant, franchise or license or any Applicable Law; or (iii) result in the creation or imposition of any Encumbrance of any nature whatsoever upon any asset of the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary; other than (in the cases of clauses (ii) and (iii) only) such as (a) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company or (b) are described in Schedule 3.4 attached hereto.

SECTION 3.5.  Capitalization.

     (a) Issued and Outstanding Shares. The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, and (ii) 5,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"). As of the close of trading on the date immediately prior to the date hereof, (x) the number of shares of Company Common Stock issued and outstanding was 122,957,555, plus such number of shares of Company Common Stock (to a maximum of 95,000 shares) that may have been issued since July 24, 1997, pursuant to the Company Stock Purchase Plan in the ordinary course of administration of that Plan, (y) no shares of Company Common Stock are held in the treasury of the Company and
(z) no shares of Preferred Stock are issued and outstanding. All of the issued and outstanding shares of the Company's capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any of its Significant Subsidiaries issued and outstanding.

     (b) Options. Except for (i) options ("Options") to purchase, as of the close of trading on the date immediately prior to the date hereof, an aggregate of 10,324,954 shares of Company Common Stock granted pursuant to the Company's Stock Option Plan (1974), the Company's 1994 Stock Incentive Plan and the Amdahl Corporation Stock Option Plan of DMR Group Inc. (collectively, the "Company Option Plans"), at a weighted average exercise price of $6.55 per share, and
(ii) 5,505,927 Shares authorized and reserved for issuance under the Company's Employee Stock Purchase Plan (the "Company Stock Purchase Plan" and, collectively with the Company Option Plans and the Company's Restricted Stock Plan, the "Company Stock Plans"), and except as set forth on Schedule 3.5 hereto, there is no existing subscription, warrant, option, convertible security, stock appreciation, call, pre-emptive, subscription or other right, agreement or arrangement (contingent or otherwise) requiring the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary to issue, transfer, purchase or acquire, or any securities convertible into or exchangeable for, any shares of any class of capital stock or other equity interest of the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary, and there is no commitment of the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets. Since July 24, 1997, no Shares have been issued pursuant to the Company Stock Purchase Plan other than in the ordinary course of administration of that Plan.

     (c) Other Arrangements. Except as set forth on Schedule 3.5 hereto, there are no outstanding obligations of the Company or any Subsidiary to vote, or to repurchase, redeem or otherwise acquire, any shares of capital stock of the Company or any Subsidiary or other affiliate of the Company, to make or pay any dividend in respect thereof or, except in the ordinary course of business or for amounts which are not material, to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity (other than a Subsidiary). There are no outstanding obligations of the Company or of any Significant Subsidiary to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of the Company or any Significant Subsidiary under the Securities Act.

SECTION 3.6. SEC Filings.

     The Company acknowledges that Parent and Newco have relied on publicly available versions of the Company's reports, statements and registration statements filed by the Company with the SEC, and represents that the Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1995 (collectively, the "Company SEC Filings"). As of their respective dates, the Company SEC Filings (including, without limitation, any financial statements or schedules included therein) (i) were prepared in compliance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder and (ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC under the Exchange Act.

SECTION 3.7. Financial Statements.

     (a) Financial Statements. The consolidated financial statements of the Company included in the Company SEC Filings have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied and consistent with prior periods, subject, in the case of unaudited interim consolidated financial statements, to year-end adjustments (which consist of normal recurring accruals) and the absence of certain footnote disclosures. The consolidated balance sheets of the Company included in the Company SEC Filings fairly present in all material respects the financial position of the Company and the Subsidiaries, taken as a whole, as of their respective dates, and the related consolidated statements of operations, stockholders' equity and cash flows included in the Company SEC Filings fairly present in all material respects the results of operations of the Company and the Subsidiaries, taken as a whole, for the respective periods then ended, subject, in the case of unaudited interim financial statements, to (i) normal recurring year-end adjustments, (ii) all such other non-material adjustments as management of the Company believes are necessary for a fair presentation of the Company's financial condition at the dates indicated and the results of operations for the periods indicated, and (iii) the absence of certain footnote disclosures.

     (b) No Undisclosed Liabilities. Except (i) as disclosed in the Company SEC Filings, including any exhibits to the Company SEC Filings, and (ii) for liabilities and obligations (x) incurred subsequent to December 27, 1996 in the ordinary course of business and consistent with past practice, (y) pursuant to the terms of this Agreement or (z) as set forth in Schedule 3.7 attached hereto, neither the Company nor any Significant Subsidiary nor, to the Company's best knowledge, any other Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that have, or could reasonably be expected to have, a Material Adverse Effect on the Company.

SECTION 3.8. Absence of Certain Changes or Events.

     Except as set forth in the Company SEC Filings or on Schedule 3.8 hereto or as permitted under Section 5.1 hereof, since December 27, 1996, neither the Company nor any Significant Subsidiary nor, to the Company's best knowledge, any other Subsidiary has (i) issued any stock, bonds or other corporate securities, except Options and restricted stock issued under the Company Stock Plans and Shares issued pursuant thereto included within the outstanding Options and Shares described in Section 3.5 hereof, (ii) borrowed any amount or incurred any liabilities that individually or collectively are material to the Company, except in the ordinary course of business, (iii) except in the ordinary course of business, discharged or satisfied any lien or incurred or paid any obligation or liability that individually or collectively are material to the Company, other than current liabilities shown on the consolidated balance sheet of the Company and the Subsidiaries as of December 27, 1996 and current liabilities incurred since the date of such balance sheet, (iv) declared or made any payment or distribution to stockholders (in cash, stock or property) or purchased or redeemed any shares of its capital stock (other than restricted stock issued under the Company Stock Plans) or other securities except, in the case of Subsidiaries, in the ordinary course of business, (v) mortgaged, pledged or subjected to lien any of its assets, tangible or intangible, that individually or collectively are material to the Company, other than liens for current real property taxes not yet due and payable, except in the ordinary course of business, (vi) sold, assigned or transferred any of its tangible assets, or canceled any debts or claims, that individually or collectively are material to the Company or the Subsidiary, except in the ordinary course of business or as otherwise contemplated hereby, (vii) sold, assigned or transferred any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets that individually or collectively are material to the Company, (viii) made any changes in executive officer compensation or severance terms, (ix) changed any of its accounting methods or practices, except as required by a change in GAAP,
(x) agreed, in writing or otherwise, to take any of the actions listed in clauses (i) through (ix) above, (xi) suffered any Material Adverse Effect with respect to the Company or waived any rights of material value to the Company, whether or not in the ordinary course of business, or (xii) entered into any material transaction or otherwise conducted its business in any material respect, except in the ordinary course of business or as otherwise contemplated hereby.

SECTION 3.9. Governmental Approvals.

     Except as set forth on Schedule 3.9 hereto, no filing, declaration or registration with, or permit, authorization, consent or approval of, any federal, state, local or foreign government, court, arbitral tribunal or arbitrator of any kind or other administrative, governmental or other regulatory agency, commission, authority, board, bureau or instrumentality of any kind (each, a "Governmental Authority") is required to be made or obtained by the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for (i) compliance by the Company with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (ii) compliance with the National Industrial Security Program, issued pursuant to Executive Order 12829 (January,
1995) ("National Industrial Security Program"), (iii) the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iv) the filing of notices required to be filed with the American and London stock exchanges, (v) such as are listed on Schedule 3.9 hereto, and (vi) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not materially adversely affect the ability of the Company to consummate the Transactions or the ability of the Surviving Corporation or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary to conduct its business after the Effective Time substantially as currently conducted by the Company or such Significant Subsidiary and, to the Company's best knowledge, each other Subsidiary and could not otherwise reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.10. Compliance with Laws.

     Except as set forth on Schedule 3.10 hereto, the business of the Company and each Subsidiary is not being conducted in default or violation of, and the Company and each of its Subsidiaries are not in default under or in violation of, any term, condition or provision of (i) their respective Certificate of Incorporation or Bylaws, (ii) any of the Company Agreements, or (iii) any order of any Governmental Authority to which the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary is subject, or any Applicable Law (including, but not limited to, Applicable Law relating to export controls, labor and employment matters and foreign corrupt practices) to which the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary is subject, except, in the case of clauses (ii) and (iii) only, for such defaults or violations that, in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company. To the best knowledge of the Company, neither the Company nor any Subsidiary has failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, which failure could reasonably be expected to have a Material Adverse Effect on the Company, and, after giving effect to the Transactions, to the best knowledge of the Company, all such licenses, permits, franchises and other governmental authorizations will continue to be valid and in full force and effect except as set forth on Schedule 3.10 hereto. To the best knowledge of the Company, except as set forth on Schedule 3.10 hereto, no investigation or review by any Governmental Authority or other entity with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Authority or other entity indicated an intention to conduct the same, other than those investigations or reviews of which the outcome could not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.11. Litigation.

     Except as set forth on Schedule 3.11 hereto, to the best knowledge of the Company, there is no action, suit, arbitration, investigation, proceeding or claim pending or threatened against or affecting the Company or any Subsidiary, or their respective properties or rights, before any Governmental Authority, either alone or together with other similar actions, the outcome of which could reasonably be expected to (i) have a Material Adverse Effect on the Company,
(ii) prevent the Company from performing its obligations under this Agreement, or (iii) prevent the consummation of the Merger, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority issued and outstanding against the Company or any Subsidiary having, or which could reasonably be expected to have, any such effect.

SECTION 3.12. Intellectual Property Rights.

     (a) Intellectual Property Rights. To the best knowledge of the Company and except as set forth on Schedule 3.12 hereto, each of the Company and the Subsidiaries owns, or is licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, servicemarks, copyrights, industrial models, mask works, trade secrets, know-how, algorithms and processes, and applications for patents, trademarks, copyrights and servicemarks (collectively, "Intellectual Property Rights") which is currently used and is necessary for the conduct of its business as presently conducted or as proposed to be conducted, and each of the Company and the Subsidiaries has valid licenses to all copies of all Intellectual Property Rights that are not owned by it and are used by it in connection with the conduct of its business ("Third Party IP"), and the use by the Company or such Subsidiary of such Third Party IP, including without limitation all modifications and enhancements thereto (whether or not created by the Company or a Subsidiary), complies with such license (except for such absence of license or noncompliance as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company).

     (b) Absence of Infringement. To the best knowledge of the Company, and except as set forth on Schedule 3.12 hereto, the use by the Company and the Subsidiaries of all Intellectual Property Rights used in the conduct of its business as presently conducted or as proposed to be conducted does not infringe the rights of any person in any manner which has, or could reasonably be expected to have, a Material Adverse Effect on the Company; no claims are pending or, to the best knowledge of the Company, threatened by any person against the Company or any of its Subsidiaries as to the use of any Intellectual Property Rights; and no third person is infringing on the Intellectual Property Rights of the Company or any of its Subsidiaries in a manner which could reasonably be expected to have a Material Adverse Effect on the Company.

     (c) Proprietary Software. To the best knowledge of the Company, and except as set forth on Schedule 3.12 hereto, the Company owns or has valid licenses from third parties with respect to all software sold or licensed by the Company and the Subsidiaries to customers (collectively, the "Proprietary Software"), except such software which, if not so owned or licensed, could not reasonably be expected to have a Material Adverse Effect on the Company.

     (d) Trade Secrets. Except as set forth on Schedule 3.12 hereto, without limiting the generality of the foregoing, no third party has notified the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary in writing, or to the best knowledge of the Company, claimed that any person employed by or acting as a consultant to the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary has, in respect of his or her activities to date, violated any of the terms or conditions of his or her employment or consulting contract with any third party, or disclosed or utilized any trade secrets or proprietary information or documentation of any third party, or interfered in the employment relationship between any third party and any of its employees, which violation, disclosure, utilization or interference could reasonably be expected to have a Material Adverse Effect on the Company. To the best knowledge of the Company, no person employed by or acting as a consultant to the Company or any Subsidiary has employed any trade secrets or any information or documentation proprietary of any former employer, or violated any confidential relationship which such person may have had with any third party, in connection with the development or sale of any products of the Company or any Subsidiary, which employment or violation could reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.13. Taxes.

     (a) Except as set forth on Schedule 3.13 hereto, each of the Company, the Subsidiaries and any affiliated, combined or unitary group of which any such corporation is or was a member has (i) timely filed all federal, state, local and foreign returns, declarations, reports, estimates, information returns and statements ("Returns") required to be filed by it in respect of any Taxes (as hereinafter defined), which Returns are accurate and complete, (ii) timely paid or withheld all Taxes that are shown to be due and payable with respect to the Returns referred to in clause (i) (other than Taxes that are being contested in good faith by appropriate proceedings and are adequately reserved for in the Company's most recent consolidated financial statements described in Section 3.7 hereof), (iii) established reserves (excluding reserves for deferred Taxes) that are adequate for the payment of all Taxes not yet due and payable with respect to the Returns filed regarding the Company and the Subsidiaries through the date hereof, and (iv) to the Company's best knowledge, has complied with all Applicable Law relating to the payment and withholding of Taxes and has timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over, except such inaccuracies or incompleteness in Returns, such failures to pay or withhold, such failures to establish reserves and such non-compliance as could not reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth on Schedule 3.13 hereto, (i) there is no material deficiency, material claim, or audit, action, suit, proceeding or investigation now pending or, to the Company's best knowledge, threatened against or with respect to the Company or any Subsidiary that could reasonably be expected to have a Material Adverse Effect in respect of any Taxes; and (ii) there are no requests for rulings or determinations in respect of any Taxes pending between the Company or any Subsidiary and any taxing authority.

     (c) Except as set forth on Schedule 3.13 hereto, neither the Company nor any Subsidiary has executed or entered into (or prior to the Effective Time will execute or enter into) with the Internal Revenue Service or any taxing authority
(i) any agreement or other document extending or having the effect of extending the period for assessments or collection of any Taxes for which the Company or any Significant Subsidiary would be liable or (ii) a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision thereof or any similar provision of foreign, state or local Tax law that relates to the assets or operations of the Company or any Subsidiary, except any extensions or closing agreements that are not material to the Company and its Subsidiaries, taken as a whole.

     (d) Except as set forth on Schedule 3.13 hereto, neither the Company nor any Subsidiary is (and has never been) a party to any tax sharing agreement. Except for the Executive Officer Severance Plan and the effective acceleration of Options as a result of the consummation of the Transactions, neither the Company nor any Subsidiary has entered into any compensatory agreements with respect to the performance of services as to which payment thereunder would result in a nondeductible expense to the Company or any Subsidiary pursuant to
Section 280G of the Code or would result in an excise tax to the recipient of any such payment pursuant to Section 4999 of the Code. The Company has provided to Parent a description of the Company's basis in its assets, the Company's and each Subsidiary's current and accumulated earnings and profits, the Company's and each Subsidiary's net operating loss carryforwards, other material tax carryovers, excess loss accounts, material tax elections, and deferred intercompany transactions. Neither the Company nor any Subsidiary has any net operating losses or other tax attributes presently limited under Code Sections 382, 383, or 384, or the federal consolidated return regulations. The Company has made available to Parent true and complete copies of (i) all income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of the Company or any Subsidiary relating to Taxes, and (ii) all federal, state, local and foreign Tax returns of the Company or any Subsidiary for all periods ending on and after the last Friday in December of 1991. Neither the Company nor any Subsidiary does business in or is subject to Tax in any state, local, territorial or foreign taxing jurisdiction other than those for which all Returns have been made available to Parent.

     (e) For purposes of this Agreement, "Tax" (and with correlative meaning, "Taxes") shall mean all federal, state, local, foreign or other taxing authority net income, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

SECTION 3.14. Employee Benefit Plans.

     (a) Plans. Schedule 3.14 attached hereto lists (i) all material "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) all material employment agreements currently in effect, including, but not limited to, any individual benefit arrangement, policy or practice with respect to any current or former employee or director of the Company or Member of the Controlled Group, and (iii) to the extent material to the Company in amount, all other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, whether legally binding or not, to which the Company or any Member of the Controlled Group maintains, contributes to or has any obligation to or liability for (collectively, the "Plans"). Except as set forth on Schedule 3.14, none of the Plans is either a plan described in
Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code (a "Defined Benefit Plan"), and neither the Company nor any Member of the Controlled Group has ever sponsored, maintained or contributed to, or ever been obligated to contribute to, a Defined Benefit Plan. None of the Plans is a plan described in Section 3(37) of ERISA (a "Multiemployer Plan"), and neither the Company nor any Member of the Controlled Group has ever contributed to, or ever been obligated to contribute to, a Multiemployer Plan. Except as set forth on Schedule 3.14, the Company does not maintain or contribute to any welfare benefit plan which provides health benefits to an employee after the employee's termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA. For purposes of this Agreement, "Member of the Controlled Group" shall mean each corporation and each trade or business, whether or not incorporated, which would be treated as a single employer with the Company under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

     (b) Compliance. Except as set forth on Schedule 3.14 hereto, to the best knowledge of the Company, each Plan which is an "employee benefit plan," as defined in Section 3(3) of ERISA, complies by its terms and in operation in all material respects with the requirements provided by any and all statutes, orders or governmental rules or regulations currently in effect and applicable to the Plan, including but not limited to ERISA and the Code. To the best knowledge of the Company, all reports, forms and other documents required to be filed with any government entity with respect to any Plan (including without limitation, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed and are accurate, except where the failure to make such timely filing or such inaccuracy, alone or collectively with others, could not reasonably be expected to have a Material Adverse Effect on the Company. All of the Plans, to the extent applicable, are in material compliance with the continuation of group health coverage provisions contained in Section 4980B of the Code and Sections 601 through 608 of ERISA.

     (c) Qualification. Except as set forth on Schedule 3.14 hereto, each Plan intended to qualify under Section 401(a) of the Code has been determined by the Internal Revenue Service to so qualify after January 1, 1989, and each trust maintained pursuant thereto has been determined by the Internal Revenue Service to be exempt from taxation under Section 501 of the Code. To the best knowledge of the Company, and except as set forth on Schedule 3.14 hereto, nothing has occurred since the date of the Internal Revenue Service's favorable determination letter that could adversely affect the qualification of the Plan and its related trust. The Company and each Member of the Controlled Group have timely and properly applied for a written determination by the Internal Revenue Service on the qualification of each such Plan and its related trust under
Section 401(a) of the Code, as amended by the Tax Reform Act of 1986 and subsequent legislation enacted through the date hereof, and Section 501 of the Code.

     (d) Contributions. All Plan contributions for all periods ending prior to the Effective Time (including periods from the first day of the current plan year to the Effective Time) have been made prior to the Effective Time by the Company in accordance with the recommended contribution in any applicable actuarial report.

     (e) Insurance Premiums. All insurance premiums which are due and payable have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Plans for plan years ending on or before the Effective Time.

     (f) Absence of Certain Events. With respect to each Plan, to the best knowledge of the Company, and except as set forth on Schedule 3.14:

          (i) no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available;

          (ii) no action or claims (other than routine claims for benefits made in the ordinary course of Plan administration for which Plan administrative review procedures have not been exhausted) are pending, threatened or imminent against or with respect to the Plan, any employer who is participating (or who has participated) in any Plan or any fiduciary (as defined in Section 3(21) of ERISA), of the Plan;

          (iii) neither the Company nor any fiduciary has any knowledge of any facts which could give rise to any such action or claim; and

          (iv) it provides that it may be amended or terminated at any time and, except for benefits accrued or vested under Company Plans and benefits protected under Section 411(d) of the Code, all benefits payable to current employees, terminated employees or any beneficiary may be amended or terminated by the Company at any time without liability.

     (g) Other Liabilities. To the best knowledge of the Company, neither the Company nor any Member of the Controlled Group has any liability or is threatened with any liability (whether joint or several) (i) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code, or (ii) to a fine under Section 502 of ERISA.

     (h) Documents. True, correct and complete copies of all documents creating or evidencing any Plan have been made available to the Parent, and true, correct and complete copies of all reports, forms and other documents required to be filed with any governmental entity (including, without limitation, summary plan descriptions, Forms 5500 and summary annual reports for all plans subject to ERISA) have been made available to the Parent or its representatives. To the best knowledge of the Company, there are no material

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

negotiations, demands or proposals which are pending or have been made which concern matters now covered, or that would be covered, by the type of agreements listed in Schedule 3.15.

     (i) Books and Records. All expenses and liabilities relating to all of the Plans have been, and as of the end of the fiscal quarter immediately preceding the Effective Time will be, fully and properly accrued on the Company's books and records and disclosed in accordance with GAAP and in Plan financial statements.

SECTION 3.15. Severance Arrangements.

     Except as set forth on Schedule 3.15 hereto, neither the Company nor any Significant Subsidiary nor, to the Company's best knowledge, any other Subsidiary is party to any agreement with any employee (i) the benefits of which (including, without limitation, severance benefits) are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary of the nature of any of the Transactions or (ii) providing severance benefits in excess of those generally available under the Company's severance policies as in effect on the date hereof (which are described on Schedule 3.15), or which are conditioned upon a change of control, after the termination of employment of such employees regardless of the reason for such termination of employment. Except as set forth on Schedule 3.15, neither the Company nor any Significant Subsidiary nor, to the Company's best knowledge, any other Subsidiary is a party to any employment agreement or compensation guarantee that provides for compensation or guarantees of amounts in excess of or potentially in excess of $200,000 to any one individual.

SECTION 3.16. Environmental Matters.

     To the best knowledge of the Company and except as set forth on Schedule
3.11 hereto, each of the Company and its Subsidiaries conducts its business and operations in compliance with, and is otherwise in compliance with, all Applicable Law relating to the environment, except where such noncompliance could not reasonably be expected to have a Material Adverse Effect on the Company. To the best knowledge of the Company, neither the Company nor any Subsidiary has received notice of any action, suit, investigation, proceeding or claim from any Governmental Authority or other third party, (i) based on or related to the manufacture, processing, import, export, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste (collectively, an "Environmental Event") by the Company or any Subsidiary or by any other party with respect to the business of, or any property owned or leased by, the Company or any Subsidiary or (ii) alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law relating to the Environment, which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on the Company. To the best knowledge of the Company, there has never been any Environmental Event with respect to any of the premises occupied by or used by the Company or any Subsidiary prior to the date such premises were so occupied or used, except such as could not reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, to the best knowledge of the Company except as set forth on Schedule
3.11 hereto, neither the Company nor any Subsidiary has disposed of or placed on or in any property or facility owned or leased by the Company or any Subsidiary or used in the business of the Company or any Subsidiary any waste materials, hazardous materials or hazardous substances in violation of law, except such as could not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.17. Limitations on Business Activities.

     Except as set forth on Schedule 3.17 hereto, the Company and each Significant Subsidiary and, to the Company's best knowledge, each other Subsidiary is not, and after the Effective Time neither the Surviving Corporation nor Parent (by reason of any agreement to which the Surviving Corporation is a party) will be, subject to any noncompetition or similar restriction on their respective businesses or activities or those of their affiliates, except such as could not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.18. Customer Relationships.

     As of the date of this Agreement, neither the Company nor any Significant Subsidiary or, to the Company's best knowledge, any other Subsidiary has, since December 27, 1996, been notified that it will, and to the best knowledge of the Company no representative of any customer has notified the Company or any Subsidiary that in the event of a change of ownership of the Company such as contemplated by this Agreement the Company or any Subsidiary would, suffer diminution in its relationship with any customer, which loss or diminution could reasonably be expected to result in a Material Adverse Effect on the Company.

SECTION 3.19. Certain Transactions.

     Except as disclosed in the Company SEC Filings or on Schedule 3.19 hereto, there are no existing or proposed material transactions or arrangements between the Company or any Subsidiary and any person or entity controlling or under common control with the Company (other than Parent and its affiliates).

SECTION 3.20. State Takeover Statute.

     The provisions of Section 203 of the DGCL are not applicable to the Merger.

SECTION 3.21. Fairness Opinion.

     The Company has received the opinion (the "Fairness Opinion") of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), financial advisor to the Company, dated the date of this Agreement, to the effect that the consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, and has delivered a copy of such opinion to Parent.

SECTION 3.22. Brokers.

     No person is entitled to any brokerage or finder's fee or commission in connection with the Transactions as a result of any action taken by or on behalf of the Company, other than Morgan Stanley pursuant to an engagement letter, a copy of which has been furnished to Parent.

                                  ARTICLE IV.

               REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

     Parent and Newco, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.1. Organization and Qualification.

     (a) Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of Japan. Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Newco is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on Parent's or Newco's ability to perform their respective obligations hereunder.

     (b) Newco Activities. Since the date of its incorporation, Newco has not engaged in any activity other than in connection with or as contemplated by this Agreement, the Offer and the Merger or in connection with arranging financing required to consummate the Transactions.

SECTION 4.2. Authority Relative to Agreement.

     Each of Parent and Newco has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this

Agreement by Parent and Newco and the consummation by Parent and Newco of the Transactions have been duly authorized by Parent and Newco, and no other corporate proceedings on the part of Parent or Newco (including, without limitation, any action by their respective stockholders) are necessary to authorize this Agreement and the Transactions. This Agreement has been duly executed and delivered by each of Parent and Newco and constitutes the legal, valid and binding obligation of Parent and Newco, enforceable against Parent and Newco in accordance with its terms, except as such enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, or other similar laws, now or hereafter in effect, affecting the enforcement of creditors' rights generally, and except that the availability of equitable remedies, including specific performance, may be subject to the discretion of the court before which any proceeding therefor may be brought.

SECTION 4.3. Non-Contravention.

     The execution and delivery of this Agreement by Parent and the consummation by Parent and Newco of the Transactions will not (i) conflict with any provision of their respective Certificates of Incorporation or Bylaws or (ii) result (with the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise or license or any Applicable Law applicable to Parent or Newco or any of their respective properties, other than any such violation, default, loss or acceleration that would not materially adversely affect the ability of Parent or Newco, as the case may be, to perform their respective obligations hereunder.

SECTION 4.4. Governmental Approvals.

     No filing, declaration or registration with, or permit, authorization, consent or approval, of, any Governmental Authority is required to be made or obtained by Parent or Newco in connection with the execution and delivery of this Agreement by Parent or Newco or the consummation by Parent or Newco of the Transactions, except for (i) compliance by Parent and Newco with the HSR Act,
(ii) compliance by Parent and Newco with the Exon-Florio amendments to the Omnibus Trade and Competition Act of 1988 and the 1992 Byrd-Exon amendments to the Defense Production Act (collectively, as the same may be supplemented or amended, the "Exon-Florio Act"), (iii) compliance by Parent and Newco with the National Industrial Security Program, (iv) filings pursuant to the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder and state securities and blue sky laws, (v) the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (vi) compliance with European Community Regulation 4064/89 and applicable antitrust and competition laws and regulations of Canada,
(vii) the approval by the Bank of Japan pursuant to the Japan Foreign Exchange Control Act, and the notices to be filed with the Tokyo, Osaka, Nagoya, Basil, Frankfurt, Zurich, London and Geneva stock exchanges, and (viii) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not materially adversely affect the ability of Parent or Newco to consummate the Transactions.

SECTION 4.5. Brokers.

     No person is entitled to any brokerage or finder's fee or commission in connection with the Transactions as a result of any action taken by or on behalf of Parent or Newco, other than Lehman Brothers Inc.

SECTION 4.6. Financing.

     Parent has available to it cash, credit lines or other sources of financing to provide the funds necessary for completion of the Transactions.

                                   ARTICLE V.

                               CERTAIN AGREEMENTS

SECTION 5.1. Conduct of the Company's Business.

     The Company covenants and agrees that, prior to the Effective Time, unless Parent shall otherwise consent in writing or as otherwise expressly contemplated by this Agreement:

          (a) the business of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business;

          (b) neither the Company nor any Subsidiary shall, directly or indirectly, do any of the following: (i) amend or propose to amend its Certificate of Incorporation or Bylaws or reincorporate in any jurisdiction; (ii) split, combine or reclassify any issued and outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution (payable in cash, stock, property or otherwise) with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly-owned Subsidiary); (iii) redeem, purchase, acquire or offer to acquire (or permit any Subsidiary to redeem, purchase, acquire or offer to acquire) any shares of its capital stock; or
     (iv) issue, sell, pledge, accelerate, modify the terms of or dispose of, or agree to issue, sell, pledge, accelerate, modify the terms of or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets, whether pursuant to the Company Option Plans or otherwise, provided, that the Company may issue shares of Company Common Stock pursuant to the purchase rights then outstanding under the Company Stock Purchase Plan and upon the exercise of currently outstanding Options referred to in Section 3.5 hereof and may take the actions contemplated in
     Section 2.6 hereof;

          (c) neither the Company nor any Significant Subsidiary shall (i) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets except in the ordinary course of business; (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material assets; (iii) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business; (iv) terminate, modify, assign, waive, release or relinquish any material rights or claims or amend any material rights or claims not in the ordinary course of business; (v) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business, reflected or reserved against in, or contemplated by, the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Filings; or (vi) settle or compromise any material claim, action, suit or proceeding pending or threatened against the Company or any Subsidiary, or, if the Company may be liable or obligated to provide indemnification, against the Company's directors or officers, before any court, governmental agency or arbitrator;

          (d) neither the Company nor any Subsidiary shall (i) incur any long-term debt or, except in the ordinary course of business in amounts consistent with past practice, short-term debt; (ii) incur or modify any material indebtedness or other liability; (iii) assume, guarantee, endorse or otherwise become liable or responsible (directly or indirectly, contingent or otherwise) for the obligations of any other person, except in the ordinary course of business; or (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned Subsidiaries or customary loans or advances to employees in the ordinary course of business);

          (e) neither the Company nor any Subsidiary shall grant any increase in the salary or other compensation of its employees, or grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any Subsidiary, except (i) pursuant to the terms of employment agreements or Company policies in effect on the date hereof and previously disclosed to Parent and (ii) in the case of

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

     employees who are not executive officers of the Company, in the ordinary course of business and consistent with past practice;

          (f) neither the Company nor any Subsidiary shall, except as contemplated by this Agreement or as may be required by applicable law or regulation or, in the case of employees who are not executive officers of the Company, in the ordinary course of business (i) adopt, increase, accelerate the vesting of or payment of any amounts in respect of, or otherwise amend, in any respect, any collective bargaining, bonus, profit sharing, incentive or other compensation, stock option, stock purchase or restricted stock, insurance, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees (including, without limitation, any such plan or arrangement relating to severance or termination pay); or (ii) enter into any employment or severance agreement with or grant any severance or termination pay to any officer or director of the Company or any Subsidiary;

          (g) neither the Company nor any Subsidiary shall take any action that would make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (h) neither the Company nor any Subsidiary shall change any of the accounting methods used by it, unless required by GAAP or other applicable accounting principles;

          (i) neither the Company nor any Subsidiary shall make any Tax election (other than in the ordinary course of preparing and filing its Tax returns) or settle or compromise any Tax liability or investigation;

          (j) neither the Company nor any Subsidiary shall enter into any agreement, contract, commitment or arrangement to do, or to authorize, recommend, propose or announce an intention to do, any of the actions described in the above paragraphs, other than paragraph (a); and

          (k) each of the Company and each Subsidiary shall use its reasonable best efforts, to the extent not prohibited by the foregoing provisions of this Section 5.1, to maintain its relationships with its suppliers, customers and employees, and, if and as requested by Parent or Newco, (i) to the extent permitted by Applicable Law, the Company shall use its reasonable best efforts to make reasonable arrangements for representatives of Parent or Newco to meet with customers and suppliers of the Company or any Subsidiary, and (ii) the Company shall schedule, and the management of the Company shall participate in, meetings of representatives of Parent or Newco with employees of the Company or any Subsidiary.

Section 5.2 Access to Information.

     (a) Access and Disclosure. Subject to the requirements of any binding confidentiality agreements with customers and subject to any applicable limitations imposed by law, the Company shall, and shall cause the Subsidiaries and its and their respective officers, directors, employees, representatives and agents to, afford, from the date hereof to the Effective Time, the officers, employees, counsel, representatives and agents of Parent reasonable access during regular business hours to its officers, employees, agents, properties, books, records and workpapers, and shall promptly furnish Parent all financial, operating and other information and data as Parent, through its officers, employees or agents, may reasonably request, provided, that in the event such access or the furnishing of such information is prohibited or limited due to binding customer agreements or applicable law, the Company will so inform Parent and will upon request use its reasonable best efforts to obtain any necessary consent to allow such access or to provide such information. During such period, the Company shall (and shall cause each Subsidiary to) furnish promptly to Parent (i) a copy of each report, schedule, registration statement or other document filed or received by it during such period pursuant to the requirements of federal securities laws, and (ii) all other information concerning its business, properties and personnel as Parent may request.

     (b) Confidentiality Agreement; Standstill Agreement. Parent, Newco and the Company agree that the provisions of the confidentiality agreement between Parent and the Company dated June 30, 1997 (the "Confidentiality Agreement") and the standstill agreement between Parent and the Company dated July 9,

1997 (the "Standstill Agreement") shall remain binding and in full force and effect in accordance with their respective terms and that the terms thereof are incorporated herein by reference.

     (c) Effect. No investigation pursuant to this Section 5.2 shall affect, add to or subtract from any representations or warranties of the parties hereto or the conditions to the obligations of the parties hereto to consummate the Offer or effect the Merger.

Section 5.3. Consents and Approvals; Further Assurances.

     (a) Consents and Approvals. Each of the Company, Parent and Newco will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Transactions (which actions shall include, without limitation, furnishing all information, making all filings and taking all other acts (i) required under the Exchange Act, the Securities Act and all other federal or state securities laws, (ii) required under the HSR Act, the Exon-Florio Act or any antitrust or competition laws in the European Community, or (iii) required or requested by any bank, stock exchange, or by any other Governmental Authority) and will cooperate promptly with and furnish information to each other in connection with any such requirements imposed on any of them or their respective subsidiaries in connection with this Agreement and the Transactions. Each of the Company, Parent and Newco will, and will cause its subsidiaries to, take all reasonable action to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, or to provide any required notice to, any Governmental Authority or other public or private third party required to be obtained or made by Parent, Newco or the Company or any of their subsidiaries in connection with the Merger or the taking of any action contemplated in connection with the Merger or otherwise by this Agreement.

     (b) Antitrust and Competition Filings. Without limiting the generality of sub-section (a) above, the Company and Parent shall take all reasonable actions necessary to file as soon as practicable notifications under the HSR Act and any antitrust or competition laws in the European Community and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any Governmental Authority in connection with antitrust and competition matters.

     (c) Further Assurances. Subject to the terms and conditions herein provided, each of the Parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions, including, without limitation, using all reasonable efforts to obtain all necessary waivers, consents and approvals.

     (d) Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to any of the transactions contemplated by this Agreement and shall not enter into any such settlement without Parent's consent, which consent shall not be unreasonably withheld.

     (e) Limits. Nothing in this Agreement shall require Parent or Newco to agree to make, or to permit the Company or any of the Subsidiaries to make, any divestiture of a significant asset in order to obtain any waiver, consent or approval.

Section 5.4. Inquiries and Negotiations.

     (a) Notice. The Company shall immediately notify Parent if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company by or from any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange Act) other than Parent and its affiliates, representatives and agents (each, a "Third Party") in connection with any merger, consolidation, sale of any Subsidiary or division that is material to the business of the Company and the Subsidiaries, sale of shares of capital stock or other equity securities, tender or exchange offer, recapitalization, debt restructuring or similar transaction involving the Company

(such transactions being hereinafter referred to as "Alternative Transactions"), and shall, in any such notice to Parent, indicate the identity of the Third Party and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide Parent with not less than two (2) Business Days' notice prior to the execution by the Company of any definitive agreement with respect to any Alternative Transaction or any public announcement relating to any Alternative Transaction.

     (b) Third Parties. Prior to furnishing any non-public information to, or entering into negotiations or discussions with, any Third Party, the Company will obtain an executed confidentiality agreement from such Third Party on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Confidentiality Agreement and the Standstill Agreement. The Company shall not release any Third Party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which the Company is a party.

SECTION 5.5. Notification of Certain Matters.

     The Company shall give prompt notice to Parent and Newco, and Parent and Newco shall give prompt notice to the Company, of (i) the occurrence, or failure to occur, of any event that such Party believes would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure of the Company, Parent or Newco, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any such notice shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

SECTION 5.6. Indemnification.

     (a) Rights to Indemnification. For six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees, costs and expenses (including reasonable fees and disbursements of counsel in advance of disposition of judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation, which consent will not be unreasonably withheld or delayed)) based in whole or in part on the fact that such person is or was such a director, officer, employee or agent and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, matters arising out of or pertaining to the Transactions) to the full extent provided under the terms of the Company's Certificate of Incorporation, Bylaws and indemnification agreements, all as in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit, and subject to applicable law; provided, that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification or advancement of expenses in respect of such claim or claims shall continue until disposition of any and all such claims; provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Company's Certificate of Incorporation or Bylaws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party; and provided, further, that nothing herein shall impair any existing rights or obligations of any present or former directors or officers of the Company. In the event of any threatened or actual claim, suit, proceeding or investigation as to which an Indemnified Party is entitled to indemnification or advancement of expenses hereunder (whether asserted before, at or after the Effective Time), the Indemnified Party may retain counsel reasonably satisfactory to it after consultation with Parent, but in no event shall the Surviving Corporation be required to reimburse the costs of such counsel hereunder unless (i) the Surviving Corporation shall have declined to assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Party within ten U.S. Business Days of a written request for indemnification given in accordance with
Section 8.5 or (ii) the Indemnified

Party shall have reasonably concluded, upon the advice of counsel, that there may be defenses available to it which conflict with those available to the Surviving Corporation; provided, that the Surviving Corporation shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties, except to the extent that local counsel, in addition to such parties' regular counsel, is necessary in order to effectively defend against such action or proceeding.

     (b) D&O Insurance. The Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Time, except to the extent such insurance is not generally available in the market; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or canceled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided, further, however, that in no event shall the Surviving Corporation be required to pay aggregate premiums for insurance under this
Section 5.6 in excess of 175% of the aggregate premiums to be paid by the Company for the twelve-month period ending December 9, 1997 (which the Company represents and warrants is $628,195) on an annualized basis for such purpose (in which event the Surviving Corporation shall cause to be maintained D&O Insurance which, in Parent's good faith judgment, provides the maximum coverage available at an annual premium equal to 175% of the Company's 1996 annualized premiums).

     (c) Charter Documents. The Surviving Corporation (or any successor corporation) shall not, for a period of six years from the Effective Time, amend the provisions of its Certificate of Incorporation or Bylaws providing for exculpation of director and officer liability and indemnification of the Indemnified Parties in any manner that would adversely affect the rights thereunder of Indemnified Parties who at any time prior to the Effective Time were entitled thereunder to exculpation or indemnification in respect of actions or omissions occurring at or prior to the Effective Time, except as required by Applicable Law.

     (d) Beneficiaries; Equitable Relief. The rights under this Section 5.6 are intended to benefit the Company and each Indemnified Party hereunder, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by each Indemnified Party. The Parties acknowledge and agree that the remedy at law for any breach of the obligations of Parent and the Surviving Corporation under this Section 5.6 is and will be insufficient and inadequate and that the Indemnified Parties, in addition to any remedies at law, shall be entitled to equitable relief (including specific performance). The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys' fees, incurred by any Indemnified Party in enforcing the indemnity and other obligations set forth in this Section 5.6.

     (e) Parent. Parent will not cause the liquidation or dissolution of the Surviving Corporation or cause the Surviving Corporation to transfer all or substantially all of its assets to a non-affiliated third party, without first providing a guarantee by the Parent of all of the Surviving Corporation's payment and other obligations as set forth in this Section 5.6 or insurance covering the entire obligation of the Surviving Corporation under this Section
5.6. Parent will cause the Surviving Corporation to honor all of its indemnification obligations under this Section 5.6 and will not assert or permit Surviving Corporation to assert any defense thereto except those specified in
Section 102(b)(7) of the DGCL.

     (f) Survival. This Section 5.6 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, Parent, the Surviving Corporation and the Indemnified Parties, and shall be binding on the successors and assigns of the Surviving Corporation.

SECTION 5.7. FIRPTA Certificate.

     Prior to the date of expiration of the Offer, the Company shall deliver to Newco a certification that the Shares do not constitute U.S. real property interests within the meaning of Section 897 of the Code, in form satisfactory to Newco.

SECTION 5.8. Employee Benefits.

     (a) Parent shall cause the Surviving Corporation and its Subsidiaries to
(x) honor all employment, change in control, deferred compensation, pension, retirement and severance agreements, pay and personnel policies in effect on the date hereof between the Company or one of its Subsidiaries and any employee of the Company or one of its Subsidiaries, or maintained for the benefit of any employee of the Company or one of its Subsidiaries, all of which have been made available to Parent, and (y) honor all bonus plans and arrangements for the fiscal year ending December 31, 1997 made by the Company or any of its Subsidiaries prior to the date hereof.

     (b) Parent shall cause the Surviving Corporation to provide active employees of the Company and its Subsidiaries with benefits (including, without limitation, welfare benefits) that are no less favorable, taken as a whole, than the benefits provided under the Company's benefit plans (other than equity-based plans) as in effect immediately prior to the Effective Time. To the extent that service is relevant for eligibility, vesting or benefit calculations or allowances (including, without limitation, entitlements to vacation and sick days) under any plan or arrangement maintained in order to provide the benefits described in the preceding sentence, such plan or arrangement shall credit employees for service on or prior to the Effective Time with the Company or any of its Subsidiaries.

                                  ARTICLE VI.

                            CONDITIONS TO THE MERGER

SECTION 6.1. Conditions to Each Party's Obligation to Effect the Merger.

     The respective obligation of each party to effect the Merger shall be subject, at its option, to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. If required by the DGCL, this Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with applicable provisions of the Company's Certificate of Incorporation and the DGCL;

          (b) No Illegality. No Applicable Law shall prohibit consummation of the Merger or make the Merger illegal; and

          (c) No Termination of Offer. The Offer shall not have been terminated in accordance with its terms prior to the purchase of any Shares.

SECTION 6.2.Conditions to Parent's and NEWCO's Obligation to Effect the Merger.

     The obligation of Parent and Newco to effect the Merger in addition shall be subject, at their option, to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) Governmental Approvals. The expiration or earlier termination of any waiting period under or in connection with the HSR Act, the Exon-Florio Act, the antitrust and competition rules of the European Commission and of all other Governmental Authorities shall have occurred;

          (b) No Governmental Actions. No preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect that would restrain the effective operation of the business of the Company and the Subsidiaries from and after the Effective Time, and no proceeding challenging this Agreement or the Transactions or seeking to prohibit, alter, prevent or materially delay the Merger shall be pending before any Governmental Authority; and

          (c) Consummation of Offer. Newco shall have purchased Shares pursuant to the Offer (provided that this condition shall be deemed fulfilled if Newco shall have failed to purchase Shares in violation of the Offer).

                                  ARTICLE VII.

                          TERMINATION AND ABANDONMENT

SECTION 7.1. Termination and Abandonment.

     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company, if (i) Newco shall not have purchased any Shares pursuant to the Offer by September 30, 1997, unless such failure to purchase such Shares has been caused by the breach of this Agreement by the Party seeking such termination, and provided, that if the waiting period under the HSR Act shall not have expired or been terminated as of such date or any Governmental Authority shall have caused to be issued as of such date a temporary restraining order or a preliminary injunction prohibiting the consummation of the Offer or the Merger and each of the Parties, in either case, are seeking the termination of such waiting period or contesting such temporary restraining order or preliminary injunction, as the case may be, such date shall be extended to the earlier of (A) the date of expiration or termination of such waiting period or the lifting of such injunction or order or (B) October 31, 1997; or (ii) prior to the purchase by Newco of any Shares pursuant to the Offer, any Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting all or any material part of the Transactions and such order, decree, ruling or other action shall have become final and non-appealable;

          (c) by Parent, if (i) the Offer is terminated or expires without the purchase of any Shares thereunder, unless such termination or expiration has been caused by the failure of Parent or Newco to perform in any material respect its obligations under this Agreement, or (ii) due to an occurrence that, if occurring after the commencement of the Offer, could reasonably be expected to result in a failure to satisfy any of the conditions set forth in Annex II hereto, Parent and Newco shall have failed to commence the Offer on or prior to the fifth U.S. Business Day following the date of the initial public announcement of the Offer;

          (d) by Parent, if (i) the Company shall have entered into a letter of intent or agreement in principle or similar agreement, whether or not legally binding, or into any definitive written agreement with respect to an Alternative Transaction with a Third Party, or a Third Party has commenced a tender offer or exchange offer for any shares of capital stock of the Company, (ii) the Company Board shall have withdrawn, or modified or amended in a manner adverse to Parent or Newco, its approval or recommendation of the Offer and the Merger or approved, recommended or endorsed any proposal for an Alternative Transaction, (iii) Morgan Stanley shall have withdrawn the Fairness Opinion, or (iv) required approval of the stockholders of the Company shall not have been obtained by reason of a failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

          (e) by either Parent or Newco, on the one hand, or the Company, on the other hand, if the other Party shall have failed to comply in any material respect with any of the material obligations contained in this Agreement to be complied with or performed by such Party at or prior to such date of termination; or

          (f) by the Company, if, prior to acceptance for payment of Shares by Newco under the Offer, the Company shall have done each of the following:
     (i) entered into a definitive written agreement with respect to an Alternative Transaction with a Third Party; (ii) determined, after receipt of written advice from legal counsel to the Company Board, that the failure to take such action as described in the preceding clause (i) would cause the Company Board to violate its fiduciary duties to the Company's stockholders under Applicable Law; and (iii) given notice to Parent and Newco of its intent to terminate this Agreement and of the terms and conditions of the Alternative Transaction, such notice to be given at least five Business Days prior to the date of termination of this Agreement.

     Any Party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice to the other party in accordance with Section 8.5.

SECTION 7.2. Effect of Termination.

     Except as provided in Section 5.2(b) and Section 8.2 hereof, in the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 7.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to any other Party or its stockholders or directors or officers in respect thereof, except that nothing herein shall relieve any Party from liability for any willful breach hereof.

                                 ARTICLE VIII.

                                 MISCELLANEOUS

SECTION 8.1. Nonsurvival of Representations and Warranties.

     None of the representations and warranties in this Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time, provided that this Section 8.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

SECTION 8.2. Expenses, Etc.

     Except as contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the Party incurring such expenses.

SECTION 8.3. Publicity.

     The Company and Parent agree that they will not issue any press release or make any other public announcement concerning this Agreement or the Transactions without the prior consent of the other Party, except that the Company or Parent may make such public disclosure that it believes in good faith to be required by law (in which event such Party shall consult with the other prior to making such disclosure).

SECTION 8.4. Execution in Counterparts.

     For the convenience of the Parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 8.5. Notices.

     All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or overnight courier service (providing proof of delivery), transmitted by telecopy or mailed by registered or certified mail, postage prepaid, as follows:

        If to Newco or Parent to

               Fujitsu Limited
           Marunouchi Center Building
           6-1 Marunouchi 1-Chome
           Chiyoda-ku Tokyo 100
           Japan

           Attention: Takashi Takaya,
                     Director and General Manager,
                     Corporate Planning and
                     Business Development
        with a copy to:

               Morrison & Foerster LLP
           425 Market Street
           San Francisco, CA 94105

               Attention: Robert S. Townsend, Esq.

        If to the Company, to:

               Amdahl Corporation
           1250 East Arques Avenue
           M/S 109
           P.O. Box 3470
           Sunnyvale, CA 94088

               Attention: John Lewis,
                     President and Chief Executive
                     Officer

        with a copy to:

               Brobeck, Phleger & Harrison LLP
           Spear Street Tower
           One Market
           San Francisco, CA 94105

               Attention: John W. Larson, Esq.

or such other address or addresses as any Party shall have designated by notice in writing to the other parties hereto.

SECTION 8.6. Waivers.

     The Company, on the one hand, and Parent and Newco, on the other hand, may, by written notice to the other, at any time prior to the Effective Time (i) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance by the other with any of the conditions contained in this Agreement; or (iv) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

SECTION 8.7. Entire Agreement.

     This Agreement, its Schedules, the documents executed at the Effective Time in connection herewith, the Standstill Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, among the Parties with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any Party that is not embodied in this Agreement or such other documents, and none of the Parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

SECTION 8.8. Applicable Law.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws.

SECTION 8.9. Specific Performance.

     The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 8.10. Binding Effect, Benefits.

     This Agreement shall inure to the benefit of and be binding upon the Parties and their respective permitted successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective permitted successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided, however, that the provisions of Section 5.6 hereof shall accrue to the benefit of, and shall be enforceable by, each of the current and former directors and officers of the Company.

SECTION 8.11.  Assignability.

     Neither this Agreement nor any of the Parties' rights hereunder shall be assignable by any Party without the prior written consent of the other Parties.

SECTION 8.12.  Amendments.

     This Agreement may be varied, amended or supplemented at any time before or after the approval and adoption of this Agreement by the stockholders of the Company, by action of the respective boards of directors of the Company and Newco and by the proper officers of Parent, without action by the stockholders thereof; provided that, after approval and adoption of this Agreement by the Company's stockholders, no such variance, amendment or supplement shall, without consent of such stockholders, reduce the amount or alter the form of the consideration that the holders of the capital stock of the Company shall be entitled to receive following the Effective Time pursuant to Section 2.5 hereof. Without limiting the generality of the foregoing, this Agreement may only be amended, varied or supplemented by an instrument in writing, signed by the Parties.

SECTION 8.13.  Headings.

     The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.14.  Mutual Drafting.

     Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

     IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute and deliver this Agreement as of the date first above written.

                                          FUJITSU LIMITED

                                          By /s/ KAZUTO KOJIMA

                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  Group President, Marketing
                                          Group and
                                              International Comupter Business
                                          Group

                                          FUJITSU INTERNATIONAL, INC.

                                          By /s/ KAZUTO KOJIMA

                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  President

                                          AMDAHL CORPORATION

                                          By /s/ JOHN C. LEWIS

                                            ------------------------------------
                                          Name: John C. Lewis
                                          Title:  President and Chief Executive
                                                  Officer

                                    ANNEX I

                                 DEFINED TERMS

     "Agreement" shall mean the Agreement and Plan of Merger to which this Annex I is attached. References in this Annex I to a "Section" shall mean a reference to the specified Section of the Agreement.

     "Alternative Transactions" shall have the meaning ascribed to it in Section 5.4(a).

     "Applicable Law" shall mean any foreign or domestic, federal, state or local, statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, permit, judgment, decree or other requirement of any Governmental Authority.

     "Business Day" shall mean a weekday other than a public holiday in the U.S. or Japan, as the case may be. The term "U.S. Business Day" shall mean a business day for purposes of the Exchange Act.

     "Certificate" shall have the meaning ascribed to it in Section 2.7(a).

     "Closing" shall have the meaning ascribed to it in Section 2.3.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Company Agreement" shall have the meaning ascribed to it in Section 3.4.

     "Company Annual Report" shall have the meaning ascribed to it in Section 3.2(a).

     "Company Board" shall have the meaning ascribed to it in Section 1.2(a).

     "Company Common Stock" shall have the meaning ascribed to it in the Recitals to the Agreement.

     "Company Disclosure Documents" shall have the meaning ascribed to it in
Section 1.3(c).

     "Company Stock Purchase Plan" shall have the meaning ascribed to it in
Section 3.5(b).

     "Company Option Plans" shall have the meaning ascribed to it in Section 3.5(b).

     "Company SEC Filings" shall have the meaning ascribed to it in Section 3.6.

     "Company Stock Plans" shall have the meaning ascribed to it in Section 3.5(b).

     "Confidentiality Agreement" shall have the meaning ascribed to it in
Section 5.2(b).

     "Constituent Corporations" shall have the meaning ascribed to it in the Recitals to the Agreement.

     "Continuing Director" shall have the meaning ascribed to it in Section 1.4(a).

     "DGCL" shall have the meaning ascribed to it in Section 1.2(a).

     "Defined Benefit Plan" shall have the meaning ascribed to it in Section 3.14(a).

     "Dissenting Shares" shall have the meaning ascribed to it in Section 2.8.

     "Effective Time" shall have the meaning ascribed to it in Section 2.3.

     "Encumbrance" shall mean any pledge, security interest, lien, claim, encumbrance, mortgage, charge, hypothecation, option, right of first refusal or offer, preemptive right, voting agreement, voting trust, proxy, power of attorney, escrow, option, forfeiture, penalty, action at law or in equity, security agreement, stockholder agreement or other agreement, arrangement, contract, commitment, understanding or obligation, or any other restriction, qualification or limitation on the use, transfer, right to vote, right to dissent and seek appraisal, receipt of income or other exercise of any attribute of ownership.

     "Environmental Event" shall have the meaning ascribed to it in Section
3.16.

     "ERISA" shall have the meaning ascribed to it in Section 3.14(a).

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Exon-Florio Act" shall have the meaning ascribed to it in Section 4.4.

     "Fairness Opinion" shall have the meaning ascribed to it in Section 3.21.

     "GAAP" shall have the meaning ascribed to it in Section 3.7(a).

     "Governmental Authority" shall have the meaning ascribed to it in Section 3.9.

     "HSR Act" shall have the meaning ascribed to it in Section 3.9.

     "Indemnified Parties" shall have the meaning ascribed to it in Section 5.6(a).

     "Intellectual Property Rights" shall have the meaning ascribed to it in
Section 3.12(a).

     "Knowledge" or "best knowledge" of the Company shall mean the actual knowledge of (i) any of the executive officers of the Company (within the meaning of Section 16 of the Exchange Act), (ii) any of the following additional officers of the Company: (a) Vice President, General Counsel and Corporate Secretary, (b) Vice President of Taxation, (c) Vice President of European Field Operations, (d) Vice President of Product Operations, and (e) Vice President and Treasurer of the Company, and (iii) any senior counsel of the Company involved in the preparation of this Agreement.

     "Material" means material to the value of the Company and its Subsidiaries, taken as a whole.

     "Material Adverse Effect" shall mean a material adverse effect on the business, assets, condition (financial or other) or operating results that is material and adverse to the value of the Company and its subsidiaries, taken as a whole, other than the effects of (A) the announcement of the Transactions, (B) general economic conditions, (C) conditions that are generally applicable to the business segments in which such Party conducts business or (D) actions taken or decisions made by Parent (other than as provided by contract or required by Applicable Law).

     "Member of the Controlled Group" shall have the meaning ascribed to it in
Section 3.14(a).

     "Merger" shall have the meaning ascribed to it in the Recitals to the Agreement.

     "Merger Consideration" shall have the meaning ascribed to it in Section 2.5(d).

     "Minimum Condition" shall have the meaning ascribed to it in Section
1.1(a).

     "Morgan Stanley" shall have the meaning ascribed to it in Section 3.21.

     "Multiemployer Plan" shall have the meaning ascribed to it in Section 3.14(a).

     "National Industrial Security Program" shall have the meaning ascribed to it in Section 3.9.

     "Offer" shall have the meaning ascribed to it in the Recitals to the Agreement.

     "Offer Documents" shall have the meaning ascribed to it in Section 1.3(a).

     "Offer Price" shall have the meaning ascribed to it in Section 1.1(a).

     "Options" shall have the meaning ascribed to it in Section 3.5(b).

     "Paying Agent" shall have the meaning ascribed to it in Section 2.7(a).

     "Plans" shall have the meaning ascribed to it in Section 3.14(a).

     "Post-Acceptance Board" shall have the meaning ascribed to it in Section 1.4(a).

     "Preferred Stock" shall have the meaning ascribed to it in Section 3.5(a).

     "Proprietary Software" shall have the meaning ascribed to it in Section 3.12(c).

     "Proxy Statement" shall have the meaning ascribed to it in Section 2.9(a).

     "Returns" shall have the meaning ascribed to it in Section 3.13(a).

     "SEC" shall have the meaning ascribed to it in Section 1.3(a).

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Schedule 14D-1" shall have the meaning ascribed to it in Section 1.3(a).

     "Schedule 14D-9" shall have the meaning ascribed to it in Section 1.3(b).

     "Schedule 13E-3" shall have the meaning ascribed to it in Section 1.3(a).

     "Shares" shall have the meaning ascribed to it in Section 1.1(a).

     "Significant Subsidiary" shall mean each of the Subsidiaries listed on Annex III to the Agreement.

     "Special Meeting" shall have the meaning ascribed to it in Section 2.9(a).

     "Standstill Agreement" shall have the meaning ascribed to it in Section 5.2(b).

     "Subsidiary" shall mean any corporation, partnership, joint venture or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time owned by the Company and/or one or more other direct or indirect Subsidiaries; provided, however, that for purposes of Article III (other than Section 3.2(a) and (b)), the following shall not be considered "Subsidiaries": Pebblesoft Learning, Inc. and Network Intelligence, Inc. and any of their respective subsidiaries.

     "Surviving Corporation" shall have the meaning ascribed to it in Section
2.1.

     "Tax" and "Taxes" shall have the meanings ascribed in Section 3.13(e).

     "Third Party" shall have the meaning ascribed to it in Section 5.4(a).

     "Third Party IP" shall have the meaning ascribed to it in Section 3.12(a).

     "Transactions" shall have the meaning ascribed to it in the Recitals to the Agreement.

                                    ANNEX II

                            CONDITIONS TO THE OFFER

     Capitalized terms used in this Annex II shall have the meanings assigned to them in the Agreement to which it is attached (the "Merger Agreement").

     Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Newco's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Newco shall not be required to accept for payment or pay for any Shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if:

          (1) at or prior to the expiration date of the Offer, the number of Shares validly tendered and not withdrawn, together with any Shares then owned by Parent or Newco, shall not satisfy the Minimum Condition;

          (2) at or prior to the expiration date of the Offer, (i) any applicable waiting period under the HSR Act or the applicable laws and regulations of the European Community shall not have expired or been terminated, (ii) the review period under the Exon-Florio Act shall not have expired, or the notice of determination not to investigate, or to take no action, under the Exon-Florio Act, in form satisfactory to Parent's counsel, shall not have been given, (iii) the approval of the U.S. Department of Defense pursuant to the National Industrial Security Program shall not have been obtained, (iv) any applicable period under the Competition Act (Canada) shall not have expired or been terminated (unless a certificate satisfactory to Parent shall have been issued under Section 102 of that Act), or (v) any requisite approval the European Commission or the Bank of Japan shall not have been obtained; or

          (3) at any time prior to acceptance for payment of or payment for Shares, any of the following events or conditions shall occur or exist:

             (a) there shall have been instituted or be pending any action or proceeding by any Governmental Authority, whether or not having the force of law, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Newco, Parent or any affiliate of Parent or the consummation by Newco or Parent of any other Transaction, or seeking to obtain damages in connection with any Transaction, (ii) seeking to restrain or prohibit Parent's or Newco's full rights of ownership or operation (or that of Parent's subsidiaries or affiliates) of any portion of the business or assets of the Company or any of its Subsidiaries, or of Parent or any of its subsidiaries, or any of their respective affiliates, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or any of its Subsidiaries or of Parent or any of its subsidiaries or any of their respective affiliates,
        (iii) seeking to impose material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise, in the judgment of Parent or Newco, is likely to materially adversely affect the Company or any of the Subsidiaries or Parent or any of its subsidiaries or affiliates; or

             (b) there shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to Parent or Newco or any other subsidiary or affiliate of Parent, the Company or any of its Subsidiaries or the Offer, the acceptance for payment of or payment for any Shares, the Merger or any other Transaction, by any Governmental Authority (other than the application of the routine waiting period provisions of the HSR Act and the Exon-Florio Act), that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in paragraph (a) above; or

             (c) an event shall have occurred that has had or could reasonably be expected to have a Material Adverse Effect on the Company; or

             (d) there shall have occurred (i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) which is material to the Transactions on the extension of credit by lending institutions in the United States or Japan, (iii) any limitation (whether or not mandatory) which is material to the Transactions by any Governmental Authority on the extension of credit by banks or other financial institutions, (iv) the commencement of a war or material armed hostilities directly or indirectly involving the United States or Japan or otherwise having a significant adverse effect on the functioning of the financial markets in the United States or Japan, (v) any significant change in the United States or Japanese currency exchange rates or suspension of the markets therefor (whether or not mandatory) or the imposition of, or any significant change in, any currency or exchange control laws in the United States or Japan which is material to the Transactions, or (vi) any limitation by any Governmental Authority that is likely to materially and adversely affect the financing of the Offer or the Merger; or

             (e) it shall have been publicly disclosed or Parent or Newco shall have otherwise learned that any Third Party shall have entered into a definitive agreement or an agreement in principle with respect to an Alternative Transaction; or

             (f) the Company Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Newco (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) shall have recommended an Alternative Transaction, or (iii) upon request of the Parent or Newco, shall have failed to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

             (g) the Company shall have breached or failed to perform in any respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any respect when made or at any time prior to consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of a certain date, which shall be true as of such date), and in either case the effect thereof shall have had or could reasonably be expected to have a Material Adverse Effect on the Company; or

             (h) the Merger Agreement shall have been terminated in accordance with its terms or amended in accordance with its terms to provide for such termination or amendment of the Offer.

     The foregoing conditions are for the sole benefit of Parent and Newco and may be asserted or waived by Parent or Newco, regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Newco at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

                                   ANNEX III

                            SIGNIFICANT SUBSIDIARIES

Amdahl Ireland Limited
Amdahl International Corporation
Amdahl Overseas Capital Corporation N.V.
Amdahl Canada Limited
DMR Consulting Group Inc.
Amdahl Federal Service Corporation
Antares Alliance Group
DMR Trecom, Inc.
Amdahl Deutschland GmbH
Amdahl Italia S.p.A.
Amdahl (U.K.) Limited
AG Solutions Limited
Amdahl Canada Finance NRO Inc.
Amdahl Australia Pty. Ltd.
DMR Australia Pty. Ltd.

                                      III-1

                                   EXHIBIT IV

                        DELAWARE GENERAL CORPORATION LAW

                         SECTION 262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK
               BY MAIL:
         The Bank of New York
     Tender & Exchange Department
            P.O. Box 11248
        Church Street Station
    New York, New York 10286-1248

                      Facsimile for Eligible Institutions:
                                 (212) 815-6213

                            To Confirm by Telephone:
                                 (800) 507-9357

     Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below or to the Dealer Manager at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                      LOGO

                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)

                                       OR

                         CALL TOLL FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                                LEHMAN BROTHERS
                            3 World Financial Center
                               New York, NY 10285
                        (212) 526-2415 or (212) 526-5266
                                              BY HAND OR OVERNIGHT COURIER:
                                                   The Bank of New York
                                               Tender & Exchange Department
                                                    101 Barclay Street
                                                Receive and Deliver Window
                                                 New York, New York 10286